Starlight International Holdings Ltd
升岡國際有限公司

(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

Stock Code 股份代號：485


10016197

STARLITE

ANNUAL REPORT 年報 2010

OUR MISSION

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responsibilities as a good global corporate citizen.

集團使命

我們承諾透過為客戶提供創新優質的產品和服務，建立高效率的企業架構，為股東及客戶創造價值，並且克盡良好世界企業公民的責任，矢志成為全球領先的消費電子產品商。


95


Polaroid





CONTENTS
目錄

CORPORATE INFORMATION
公司資料

BOARD OF DIRECTORS

Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Lau Chu Lan, Carol

Non-executive Director:
Hon Sheung Tin, Peter

Independent Non-executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Lo Tai On

AUDITOR

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank (Hong Kong) Limited
Hang Seng Bank Limited

SOLICITOR

Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Tricor Secretaries Limited

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

董事局

執行董事：
劉錫康
劉錫淇
劉錫澳
劉翠蓮

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

秘書

羅泰安

核數師

德勤•關黃陳方會計師行

審核委員會

韓相田
何厚鏘
陳澤仲

主要銀行

香港上海滙豐銀行有限公司
渣打銀行(香港)有限公司
恒生銀行有限公司

律師

韓潤燊律師事務所

香港股票過戶登記處

卓佳秘書商務有限公司

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

CHAIRMAN'S STATEMENT
主席報告書



Mr. Lau Sak Hong, Philip
劉錫康先生
Chairman 主席

BUSINESS REVIEW

Results

The Group's performance for year ended 31 March, 2010 continued to be affected by the prolonged global economic recession and slow recovery. Lack of confidence in the consumer market and fierce pricing pressure from customers resulted in a decrease of 42% in turnover of the Group from HK$1,281M to HK$738M and a net loss of HK$67M attributable to the owners of the Company. (2009: net loss of HK$110M)

業務回顧

業績

截至2010年3月31日止年度，全球經濟持續衰退及復甦步伐緩慢，繼續影響本集團表現。由於消費市場信心不足及來自消費者之巨大降價壓力，本集團營業額由1,281,000,000港元減少至738,000,000港元，減幅達42%，並錄得本公司擁有人應佔淨虧損67,000,000港元(2009年：淨虧損110,000,000港元)。

CHAIRMAN'S STATEMENT
主席報告書

Electronics Division

The Group's two major markets, North America and Europe were slow to regain their economic stability and consumer confidence. Unemployment was high throughout these regions during the fiscal year. Consequently, sales to North America decreased by 33% and Europe by 59%. Our marketing effort was made difficult due to competition from the brand name manufacturers. These manufacturers reduced their prices in order to maintain their turnover. After their price cutting, the differential between a brand name product and our product was so small that there was no price incentive for retailers to carry our products in their stores.

We experienced gain in sales of the LCD high definition television sets in North America during fiscal 2010. We attributed this gain to that the North American households are finally ready to switch from their old CRT TV to digital TV. If our assessment is correct, we expect a good opportunity to regain our turnover focusing on the digital television market.

Our gross profit margin decreased by 3% in fiscal 2010. Due to the global recession, we decided to close out a lot of our inventory kept in the warehouses in North America. This move was necessary to free up the financing costs and reduced the storage costs in warehouses. We estimated that the close out factor accounted for half of the drop (1.5%) in the gross profit margin in fiscal 2010. Other factors attributable to the decline in the gross profit margin were fierce pricing pressure and a slight increase in our cost structure due to higher labor and material costs throughout the year.

Selling and distribution costs were reduced by HK$62M and administrative expenses by HK$37M, of which HK$17M was from salaries and wages of the administrative staff. We will continue to monitor our overhead expenses as part of the effort to regain profitability of the Group.

電子生產業務

北美洲及歐洲為本集團之兩大主要市場，該等地區經濟回穩及消費者信心恢復之步伐緩慢。於本財政年度內，上述地區之失業率一直居高不下。因此，北美洲及歐洲之銷售分別下跌33%及59%。面對來自品牌製造商之激烈競爭，本集團之營銷工作舉步維艱。這些製造商不惜降價以維持其營業額，而降價措施大大縮小品牌產品與本集團產品之價格差距，導致本集團產品價格優勢不足以吸引零售商訂購。

於2010財政年度，本集團於北美洲之LCD高清電視機銷售有所上升，我們認為這主要由於北美家庭終於有意購買數碼電視機以取代老舊的CRT電視機。如果上述評估正確，透過專注於數碼電視機市場，本集團營業額有望回升。

於2010財政年度，本集團毛利率下降3%。由於全球經濟衰退，我們決定減價拋售北美倉庫存儲之大量存貨，從而降低融資成本及倉庫之存儲成本。預計存貨拋售引致之利潤減少佔2010財政年度毛利率跌幅之一半(1.5%)。毛利率下降之其他原因包括巨大之價格壓力及全年勞工及材料成本增加導致成本架構微幅上升。

銷售及分銷成本下降62,000,000港元，行政開支亦減少37,000,000港元，當中17,000,000港元來自削減行政人員薪酬。我們將繼續監控本集團之間接開支，致力提升本集團之盈利水平。

CHAIRMAN'S STATEMENT
主席報告書

Securities Trading

The Group recorded a segment result of a profit of HK$8.2 million of the year.

證券買賣

於本年度，本集團錄得分部業績溢利8,200,000港元。

Prospect

The speed of recovery of the global economic condition has been slow and has severely affected our performance in fiscal 2010. We however, remain positive on the outlook of our business. In April 2010, we entered into an exclusive licensing agreement with Polaroid for a period of 5 years with options for two additional renewal terms. This license gives us ready access to compete with other brand name manufacturers. Under the agreement, we have rights to use the Polaroid brand name on a wide range of electronic products; the major categories include TV, DVD, Blu-Ray DVD, portable DVD, DVD home theater systems, E-books readers and Ipod docking stations. So far the response has been favorable from our retail customers.

Sensing there is a great demand for digital TV in North America in the future years, we will launch the LED TV in August 2010. We will be targeting the 19" - 32" TV to suit the smaller households and meet the demand for the second and third bedroom in the family. After this launch, we plan to introduce Blu-Ray DVD with the LED TV as a combo unit or as a stand alone unit to the market. We have also been able to strengthen our sales force in US by hiring two ex-Polaroid sales executives to our sales team. We are pleased that we have regained a few major accounts recently offering our Polaroid LED TV.

In May 2010, we launched an open offer of our shares to shareholders to raise approximately HK$72M in cash to finance the Polaroid project. We expect the offer will be completed at the end of July 2010. We will continue to reduce our inventory to provide additional working capital for our operation which will be further streamlined to reduce our administrative and overhead expenditure.

While we are cautiously optimistic about the global economy, we believe we are on track to improve our performance in the future years.

展望

全球經濟復甦緩慢，嚴重影響本集團2010財政年度之表現，但我們仍看好未來業務前景。於2010年4月，本集團與Polaroid訂立獨家特許權協議，為期五年，並可續約兩期。憑藉該特許權，我們具備與其他品牌製造商競爭之實力。根據該協議，我們有權就多種電子產品使用Polaroid之品牌名，主要產品類別包括電視機、DVD機、藍光DVD機、手提式DVD機、DVD家庭影院組合、電子書閱讀器及Ipod平台座。迄今為止，有關產品備受零售客戶青睞。

有見未來數年北美市場對數碼電視機之需求強勁，我們將於2010年8月推出LED電視機。我們將主推19至32吋電視機，此類產品適合小型家庭使用，並可滿足次臥及客臥之需求。其後，我們計劃在北美市場推出藍光DVD機，配合LED電視機作為組合產品或作為單獨產品銷售。此外，我們亦聘用兩名Polaroid前任銷售專員，藉此提升美國銷售團隊之實力。推出Polaroid LED電視機後，我們最近再度取得若干大型訂單，著實令人欣喜。

於2010年5月，本集團向股東公開發售股份籌集現金約72,000,000港元，用於撥付Polaroid項目所需資金。預期發售事項將於2010年7月底完成。本集團將繼續減少存貨，以為本集團業務提供額外營運資金，並將進一步精簡集團業務，降低行政及間接開支。

我們對全球經濟持審慎樂觀態度，但我們相信，未來數年本集團之表現將逐步好轉。

CHAIRMAN'S STATEMENT
主席報告書

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained stable. As at 31 March 2010 cash and deposits amounted to HK$80 million, as compared to HK$104 million last year.

Gearing ratio calculated as total borrowings to shareholders' funds was 0.36 (2009: 0.49), and net bank borrowings to shareholders funds was 0.23 for the year (2009: 0.33). Current ratio calculated as current assets to current liabilities changed to 1.46 from 1.43 last year.

Financing and Capital Structure

The Group finances its operations by combination of equity and borrowings. As at 31 March 2010, the Group's total borrowings is about HK$219 million (2009: HK$326 million), of which the whole amount is repayable within one year. Net borrowings, calculated as borrowings less net bank balances and cash, is HK$139 million (2009: HK$223 million).

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange rate risk was insignificant.

Pledge of Assets

As at 31 March 2010, the Group pledged certain assets and liabilities with carrying value of HK$32 million (2009: HK$46 million) to secure general credit facilities for margin accounts with brokers.

Contingent Liabilities

As at 31 March 2010, the Group had no contingent liabilities.

STAFF

As at 31 March 2010, the Group had a total staff of 1,804 of which 1,709 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

財務狀況

流動資金及財務資源

本集團之財務狀況保持穩健。於2010年3月31日，現金及存款為80,000,000港元，而去年則為104,000,000港元。

以總借貸對比股東資金計算之資產負債比率為0.36（2009年：0.49），而本年度之銀行借貸淨額對比股東資金則為0.23（2009年：0.33）。按流動資產對比流動負債計算之流動比率由去年度之1.43轉為1.46。

財務及資本架構

本集團乃以權益及借貸作為營運資金。於2010年3月31日，本集團之借貸總額約為219,000,000港元（2009年：326,000,000港元），須於1年內償還。借貸淨額（以借貸減銀行結餘及現金淨值計算）為139,000,000港元（2009年：223,000,000港元）。

由於本集團之交易大部份以美元或港元為結算單位，故所承受之匯率風險並不重大。

資產抵押

於2010年3月31日，本集團已抵押賬面值為32,000,000港元（2009年：46,000,000港元）之若干資產及負債，作為一般信貸融資及經紀股票戶口之擔保。

或然負債

於2010年3月31日，本集團並無或然負債。

員工

於2010年3月31日，本集團擁有員工共1,804人，其中1,709人受僱於中國，負責本集團之製造及分銷業務。

本集團為其員工提供之福利如員工保險、退休計劃、酌情花紅及購股權計劃，亦提供內部訓練及外界訓練資助。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

EXECUTIVE DIRECTORS

Mr. Philip Lau Sak Hong, aged 63, was appointed executive director of the Company on 26th September, 1989. He is also the Chairman and Managing Director of the Company. He has been in the Group for 40 years and over 40 years of management experience in the electronics industry. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

Mr. Anthony Lau Sak Kai, aged 60, was appointed executive director of the Company on 26th September, 1989. Mr. Lau has been in the Group for 38 years and is responsible for the Group's overall production management in China and also in charge of the research & development of the Group. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director of a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

Mr. Andy Lau Sak Yuk, aged 60, was appointed executive director of the Company on 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 38 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

執行董事

劉錫康先生，63歲，於1989年9月26日獲委任為本公司執行董事。彼亦為本公司主席兼董事總經理。彼在本集團已服務40年並擁有超過40年電子工業之管理經驗。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫淇先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄。

劉錫淇先生，60歲，於1989年9月26日獲委任為本公司執行董事。彼在本集團已服務38年，負責本集團之中國整體生產管理，亦主管本集團之研究及發展部。劉先生於過去三年內並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之兄弟。

劉錫澳先生，60歲，於1989年9月26日獲委任為本公司執行董事，負責本集團之研究及發展，並於本集團已服務38年。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之兄弟。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Ms. Lau Chu Lan, Carol, aged 61, was appointed executive director of the Company on 23rd July, 2010. She has of 33 years of experience in financial management, business consultation, financial and regulatory auditing. Ms. Lau serves as an Interim Chief Financial Officer and Chairwoman of the Board of The Singing Machine Company, Inc., and serves as Chief Financial Officer of Cosmo Communications Corporation, which are subsidiaries of the Company and both are registered as public listed companies in the United States. Save as disclosed above, she did not hold any directorship of other pubic listed company in the last three years. Ms. Lau is the sister of Mr. Lau Sak Hong, Philip, Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

劉翠蓮女士，61歲，於2010年7月23日獲委任為本公司執行董事。彼於財務管理、商業諮詢、財務及監管審計方面擁有33年經驗。劉女士出任The Singing Machine Company, Inc.之臨時財務總監及董事會主席並出任Cosmo Communications Corporation之財務總監，兩家公司均為本公司之附屬公司且均於美國註冊為上市公司。除上文所披露者外，彼於過去三年內並無出任其他上市公司董事職位。劉翠蓮女士為本公司之執行董事及高層管理人員劉錫康先生、劉錫淇先生、劉錫澳先生、劉錫鴻先生及劉錫海先生之姐妹。

NON-EXECUTIVE DIRECTOR

Mr. Hon Sheung Tin, Peter, aged 69, had been an independent non-executive director of the Company on 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practising as a solicitor in Hong Kong for over 40 years. He retired as Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He is a director of Starlight Industrial Holdings Limited and The Singing Machine Company, Inc. where both are subsidiaries of the Company. He resigned as an independent non-executive director of Automated Systems Holdings Limited in August, 2009. He is a member of audit committee and remuneration committee of the Company.

非執行董事

韓相田先生，69歲，彼於1988年獲委任為本公司獨立非執行董事，其後於2004年9月28日重新委任為本公司非執行董事。現職為律師，於香港執業超過40年。彼於2008年4月1日起辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼亦為升岡集團有限公司及The Singing Machine Company, Inc.（均為本公司附屬公司）之董事。彼於2009年8月辭任自動系統集團有限公司之獨立非執行董事一職。彼為本公司審核委員會及薪酬委員會成員。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Norman Ho Hau Chong, aged 54, was appointed independent non-executive director of the Company on 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 23 years of experience in management and property development. He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company Limited, Shun Tak Holdings Limited and Vision Values Holdings Ltd (formerly know as New World Mobile Holdings Limited), all of which are listed on the Stock Exchange. Mr. Ho resigned on 1st July, 2009 as director of Taifook Securities Group Limited, a company listed on the Stock Exchange.

獨立非執行董事

何厚鏘先生，54歲，彼於1998年10月1日獲委任為本公司獨立非執行董事。彼為本公司審核委員會成員。何先生持有英國University of Exeter 學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過23年管理及地產發展經驗。何先生為中信泰富有限公司、香港小輪（集團）有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司及Vision Values Holdings Ltd（前稱新世界移動控股有限公司）之董事，該等公司均於聯交所上市。何先生於2009年7月1日辭任聯交所上市公司大福證券集團有限公司之董事一職。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Mr. Chan Chak Chung, aged 52, was appointed director of the Company on 30th September, 2004. He is an Independent Non-executive Director. He is also a member of audit committee and remuneration committee of the Company. He is a qualified accountant with about 29 years in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of United Kingdom. He did not hold any directorship in other listed public companies in the last three years.

陳澤仲先生，52歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事。彼亦為本公司審核委員會及薪酬委員會成員。陳先生為合資格會計師，於執業會計專業擁有約29年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。彼於過去三年內並無出任其他上市公司董事職位。

Mr. Winston Calptor Chuck, aged 54, was appointed director of the Company on 30th September, 2004. He is an Independent Non-executive Director and a member of remuneration committee of the Company. He has been practising as a solicitor in Hong Kong over 28 years. He holds a Bachelor Degree of Arts from University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

卓育賢先生，54歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事及薪酬委員會成員。卓先生為事務律師，於香港執業逾28年。彼獲加拿大University of Ontario頒授文學學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

SENIOR MANAGEMENT

高級管理人員

Mr. Lau Shek Hung, Eric, aged 54, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 14 years and has over 21 years of experience in the electronics field.

劉錫鴻先生，54歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了14年並擁有21年以上電子業務經驗。

Mr. Lau Sek Hoi, Jacky, aged 51, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 25 years.

劉錫海先生，51歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事。彼取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了25年。

Mr. Wong Kai Wai, Tony, aged 61, joined the Group as General Manager in 2005. He started his career in the audio and video manufacturing business since 1967. He was formerly a director of a television manufacturing company listed in Hong Kong. He supervises and coordinates different divisions of the Group.

王繼偉先生，61歲，2005年加入集團為集團總經理。從1967年開始從事音響及電視製造專業，曾為一家於香港上市之電視製造公司之董事。現全面負責管理及協調集團各部業務。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Stephen R. Brothers, aged 66, is the Vice President of Sales and Marketing for the Company, and is responsible for sales of DVD, portable DVD, DVD home theater systems, and I-Pod related products in the United States.

Prior to joining Starlight, Mr. Brothers, served as President of Apex Digital, a manufacturer and distributor of DVD and TV product throughout the US. During this period, Mr. Brothers was responsible for Key National accounts, and was heavily involved in product development. For most of his career, Mr. Brothers worked as a manufacturers representative in the Middle Atlantic area, representing a number of Consumer Electronic and IT manufacturers. Mr. Brothers graduated from the University Of Virginia, and holds a bachelors degree from that University.

Mr. Man Chi Kuen, aged 46, joined the Group as Chief Financial Officer in 2009. Mr. Man graduated with bachelor degree in business administration from Chinese University of Hong Kong and with post graduate diploma in financial analysis from University of Hong Kong. Mr. Man is CPA of various US states and in Hong Kong, and is CGA of Ontario, Canada. Mr. Man has 25 years of extensive work experience across Canada, US, Hong Kong and PRC.

Gary Atkinson, aged 29, joined the Singing Machine Company, Inc. in January 2008 and was appointed as the interim Chief Executive Officer in November 2009. Mr. Atkinson is a licensed attorney in the State of Florida and Georgia. He graduated from the University of Rochester with a Bachelors Degree in Economics and has been awarded a dual-degree J.D./M.B.A. from Case Western Reserve University School of Law and Weatherhead School of Management. Mr. Atkinson is the nephew of Mr. Lau Sak Hong, Philip and son of Ms. Lau Chu Lan, Carol.

Mr. Peter Horak, aged 71, was appointed Chief Executive Officer of Cosmo in January 2001. He is the co-founder of Cosmo Canada and has been its CEO since 1988. Mr. Horak has extensive knowledge and experience in distribution of consumer electronics products in Canada. Prior to joining Cosmo Canada in 1982, Mr. Horak worked with several top electronic companies and served as Sanyo's Vice President of Sales and Marketing. He leads the sales team to open new markets and develop new products and works closely with the administrative group and warehouse supporting group.

Mr. Jeff Horak, aged 51, joined one of the Group US subsidiary Cosmo Communications Canada Inc. as Vice President of Sales & Marketing since 1981. He is responsible for sales, business development of foreign markets and develops various product lines, which Cosmo distribute.

Stephen R. Brothers，66歲，為本公司銷售及市場推廣部副總裁，負責在美國銷售DVD機、手提式DVD機、DVD家庭影院組合以及I-Pod相關產品。

加入升岡前，Brothers先生曾擔任Apex Digital（在美國製造及分銷DVD機及電視機產品）之總裁。在此期間，Brothers先生負責全國重點客戶，並積極參與產品開發。Brothers先生作為製造商代表（代表眾多消費電子產品及IT產品製造商）長期活躍在大西洋中部地區。Brothers先生畢業於弗吉尼亞大學，並於該大學獲得學士學位。

文志乾先生，46歲，於2009年加入本集團擔任財務總監。文先生畢業於香港中文大學，獲得工商管理學士學位，並持有香港大學財務分析深造文憑。文先生為多個美國州份及香港之執業會計師及加拿大多倫多註冊會計師。文先生於加拿大、美國、香港及中國大陸擁有25年豐富工作經驗。

Gary Atkinson，29歲，於2008年1月加入The Singing Machine Company, Inc.，並於2009年11月獲委任為臨時行政總裁。Atkinson先生為美國佛羅里達州及喬治亞州之執業律師。彼畢業於University of Rochester，取得經濟學學士學位，並獲Case Western Reserve University法學院及Weatherhead School of Management頒發法律博士／工商管理碩士雙學位。Atkinson先生為劉錫康先生之侄、劉翠蓮女士之子。

Peter Horak先生，71歲，於2001年1月獲委任為Cosmo之行政總裁。彼為Cosmo Canada之共同創辦人，並於1988年起擔任該公司之行政總裁。Horak先生於加拿大分銷消費電子產品方面擁有豐富知識及經驗。於1982年加盟Cosmo Canada前，Horak先生曾於多家著名電子公司工作，並曾任三洋之銷售及市場推廣部副總裁。彼帶領銷售隊伍開拓新市場、開發新產品以及與行政隊伍及庫存支援隊伍緊密合作。

Jeff Horak先生，51歲，於1981年加入本集團之美國附屬公司Cosmo Communications Canada Inc.，擔任銷售及市場推廣部副總裁。彼負責Cosmo所分銷產品之銷售、海外業務發展及開發不同產品系列。

CORPORATE GOVERNANCE REPORT
企業管治報告

The Company is committed to maintaining a high standard of corporate governance. The Board of directors of the Company ("the Board") firmly believes that to maintain a good, solid and sensible framework of corporate governance will ensure the Company to run its business in the best interests of its shareholders as a whole.

本公司致力維持高水平企業管治。本公司董事局(「董事局」)深信，維持良好、穩健及明智的企業管治架構，將確保本公司之業務營運符合其股東整體最佳利益。

The Company adopted all the code provisions in the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") as its own code on corporate governance practices.

本公司已採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則(「該守則」)內之所有條文作為其本身企業管治常規守則。

During the year ended 31 March 2010, the Company has complied with the Code except the following:

除下列各項外，本公司於截至2010年3月31日止年度一直遵守該守則之規定：

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the Board is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

1. 根據守則條文第A.2.1條，發行人主席及行政總裁之職責須獨立區分，且不應由同一人出任。主席及行政總裁之職責區分須書面清楚列明。劉錫康先生現時出任本公司之主席兼董事總經理。基於目前業務運作情況與本集團之規模，董事局認為，由劉先生出任本公司之主席兼董事總經理乃可接受及符合本公司最佳利益。董事局將定期檢討這情況。

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

2. 本公司乃根據私人法1989年百慕達升岡國際有限公司法(「該1989年法」)於百慕達註冊成立。根據該1989年法第3(e)節，擔任執行主席或董事總經理之董事毋須根據本公司之公司細則(「該公司細則」)規定於各股東週年大會上輪值告退。由於本公司受到該1989年法之條文約束，該公司細則不得作出修訂以全面遵守守則條文第A.4.2條有關各董事(包括擁有特定委任年期之董事)須最少每三年輪值告退一次之規定。

To enhance good corporate governance practices, Mr. Philip Lau Sak Hong, the chairman and managing director of the Company will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

為加強良好之企業管治常規，本公司主席兼董事總經理劉錫康先生將自願於本公司股東週年大會上每三年輪值告退一次，使本公司可遵守該守則之規定，惟其有權並願意於股東週年大會上膺選連任。

BOARD OF DIRECTORS

The Board is charged with leading the Group in a responsible and effective manner. Each director has to carry out his/her duties in utmost good faith above and beyond any prevailing applicable laws and regulations and act in the best interests of the shareholders. The duties of the Board include establishing the strategic direction of the Group, setting objectives and monitoring the performance of the Group.

The Board has established schedule of matters specifically reserved to the Board for its decision and those reserved for the management. The Board reviews this schedule on a periodic basis to ensure that it remains appropriate to the needs of the Company.

董事局

董事局須以負責有效之方式領導本集團。除遵守任何現行適用法例及規例外，每名董事須絕對真誠地履行彼之職責，並以股東最佳利益行事。董事局職責包括制定本集團策略方向、設定目標及監察本集團表現。

董事局制定專門留待董事局議決及管理層處理之事務議程。董事局會定期審閱相關議程，確保其仍然切合本公司需要。

The Board of the Company consists of three executive directors, three independent non-executive directors and one non-executive director. Their brief biographical details and relationship, if any, are described on page 7 of the Annual Report.

本公司董事局由3名執行董事、3名獨立非執行董事及1名非執行董事組成。彼等之簡歷及關係(如有)載於年報第7頁。

The independent non-executive directors, all of whom are independent of the management of the Company, are highly experienced professionals coming from a diversified background. They ensure that the Board maintains high standards of financial and other mandatory reporting as well as providing adequate check and balance of safeguard the interest of shareholders and the Company as a whole.

全體獨立非執行董事均獨立於本公司管理層，乃來自不同背景之資深專業人士。彼等確保董事局維持高水平財務及其他強制申報，並具備充分權力制衡，以保障股東及本公司整體利益。

Each of the independent non-executive directors and non-executive director has entered into an appointment letter with the Company pursuant to which each of them is appointed for service with the Company from 1 October 2009 to 30 September 2011. The appointment shall terminate on the earlier of (i) 30 September 2011, or (ii) the date on which the director ceases to be director for any reasons pursuant to the bye-laws of the Company or any other applicable laws.

獨立非執行董事及非執行董事各自與本公司訂立委任書，據此，彼等各自獲委任自2009年10月1日至2011年9月30日期間向本公司提供服務。任期須於下列較早期限終止：(i) 2011年9月30日；或(ii)董事基於任何理由根據本公司之公司細則或任何其他適用法例終止出任董事之日。

The full Board meets no less than four times a year to review the financial and operating performance of the Group. Additional board meetings were held when necessary. Due notice and board papers were given to all directors prior to the meeting in accordance with the Listing Rules and the Code. The Board has established procedure to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances at the Company's expenses.

董事局全體成員每年會面不少於4次，以審閱本集團財務及營運表現。董事局將於有需要時額外舉行會議。已於會議舉行前根據上市規則及該守則向全體董事發出適當通告及董事局文件。董事局已制定程序，讓董事在作出合理要求時於適當情況下徵求獨立專業意見，費用由本公司承擔。

There were four (4) regular Board meetings held in the financial year ended 31 March 2010. The attendance record of each director is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

於截至2010年3月31日止財政年度，曾舉行四(4)次董事局例會。每名董事之出席記錄呈列如下。上述會議處理之所有事務均按照適用法例及規條妥為記錄及存檔。

Name of director	**董事姓名**	**No. of board meeting attended 出席董事局例會次數**
Philip Lau Sak Hong	劉錫康	4
Anthony Lau Sak Kai	劉錫淇	4
Andy Lau Sak Yuk	劉錫澳	4
Peter Hon Sheung Tin	韓相田	4
Norman Ho Hau Chong	何厚鏘	2
Chan Chak Chung	陳澤仲	4
Winston Calptor Chuck	卓育賢	3

DIRECTORS' SECURITIES TRANSACTIONS

The Company had adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("the Model Code"), as the code of conduct regarding director's securities transactions.

The Company has made specific enquiry of all directors that they have complied with the Model Code throughout the year ended 31 March 2010.

In addition, the Board also established written guidelines on no less exacting terms than the Model Code for senior management of the Company in respect of their dealings in the securities of the Company.

董事進行證券交易

本公司已採納上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「該標準守則」)，作為董事進行證券交易的操守守則。

本公司已向全體董事作出具體查詢，彼等於截至2010年3月31日止年度一直遵守該標準守則。

此外，董事局亦制定書面規條，規定本公司高級管理人員買賣本公司證券，其條款不寬鬆於該標準守則。

BOARD COMMITTEES

To strengthen the functions of the Board and to enhance its expertise, there are two Board committees namely, the Audit Committee and Remuneration Committee formed under the Board, with each performing different functions.

董事局委員會

為加強董事局職能及提升其專業知識，已於董事局轄下成立兩個董事局委員會，分別為審核委員會及薪酬委員會，各自履行不同職能。

AUDIT COMMITTEE

The Audit Committee, which is chaired by Mr. Norman Ho Hau Chong, has been established with defined terms of reference in alignment with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants and the code provisions set out in the Corporate Governance Code of the Listing Rules. Other members are Mr. Peter Hon Sheung Tin and Mr. Chan Chak Chung.

The Audit Committee meets no less than twice a year with the senior management and the external auditors. The role and function of the Audit Committee include: to review the accounting principles and practices adopted by the Group and other financial reporting matters, to assure the completeness, accuracy and fairness of the financial statement of the Group, discuss the effectiveness of the systems of internal control throughout the Group and most importantly, and to review all significant business affairs managed by the executive directors in particular on connected transactions. The Committee also provides advice and recommendations to the Board and oversees all matters relating to the external auditors, and it plays an important role in monitoring and safeguarding the independence of external auditors.

The Audit Committee met three (3) times during the financial year ended 31 March 2010. Work undertaken by the audit committee included:

– reviewing of the financial statements for the year ended 31 March 2009 and for the six months ended 30 September 2009; and

– reviewing of the auditors' fees and its re-appointment.

The attendance record of each member is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

審核委員會

本公司已成立審核委員會，由何厚鏘先生擔任主席，並制定職權範圍，以遵照香港會計師公會所頒佈「有效運作審核委員會之準則」(「A Guide for Effective Audit Committees」)所載推薦建議以及上市規則之企業管治守則所載守則條文。其他成員為韓相田先生及陳澤仲先生。

審核委員會每年與高級管理人員及外聘核數師會面不少於兩次。審核委員會之角色及職能包括：審閱本集團所採納會計準則及慣例與其他財務申報事宜；確保本集團財務報告之完整性、準確性及公平性；討論本集團內部監控系統之成效；而最重要的，乃審閱執行董事處理之一切重大事務，特別是關連交易。委員會亦向董事局提供意見及推薦建議，並監管有關外聘核數師之一切事宜，於監察及保障外聘核數師獨立身分方面擔當重要角色。

審核委員會於截至2010年3月31日止財政年度會面三(3)次。審核委員會所進行之工作包括：

— 審閱截至2009年3月31日止年度及截至2009年9月30日止6個月之財務報告；及

— 審閱核數師酬金及續聘。

每名成員之出席記錄呈列如下。於上述會議處理之所有事務均按照適用法例及規例妥為記錄及存檔。

Name of audit committee member	審核委員會會員姓名	No. of audit committee meeting attended 出席審核委員會會議次數
Norman Ho Hau Chong	何厚鏘	1
Peter Hon Sheung Tin	韓相田	3
Chan Chak Chung	陳澤仲	3

REMUNERATION COMMITTEE

The Company which is chaired by Mr. Peter Hon Sheung Tin, has been established with defined terms of reference. Other members are Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

The Company aims to design remuneration policies that attract and retain executive needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual. The remuneration should reflect performance, complexity and responsibility of the individual; and the remuneration package will be structured to include salary, bonus and share options scheme to provide incentives to directors and senior management to improve their individual performances.

The role and function of the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the executive directors.

Work undertaken by the Remuneration Committee during the year included:

– reviewing of the remuneration policy for 2009/2010; and

– reviewing of the remuneration of the executive directors and the independent non-executive directors.

The Remuneration Committee meets once during the financial year ended 31 March 2010 with the presence of Mr. Peter Hon Sheung Tin and Mr. Chan Chak Chung.

薪酬委員會

本公司已成立薪酬委員會，由韓相田先生擔任主席，並制定職權範圍。其他成員為陳澤仲先生及卓育賢先生。

本公司旨在制定適當薪酬政策，以吸引及留聘本集團成功營運所需之行政人員，並激勵行政人員推行適當發展策略，同時評核員工個別表現。薪酬應反映個別員工之表現、職務難度及職責；而薪酬組合之結構將涵蓋薪金、花紅及購股權計劃，為董事及高級管理人員提供獎勵，以提升彼等個別表現。

薪酬委員會之角色及職能包括制定薪酬政策、每年審閱薪酬政策及就此向董事局提供推薦建議，以及釐定執行董事薪酬。

薪酬委員會於年內所進行之工作包括：

– 審閱2009／2010年薪酬政策；及

– 審閱執行董事及獨立非執行董事之薪酬。

薪酬委員會於截至2010年3月31日止財政年度會面1次，韓相田先生及陳澤仲先生均出席會議。

OTHER INFORMATION

The Board of Directors has not established a nomination committee. According to the Bye-laws of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. In assessing nomination of new directors, the Board will take into consideration of the nominee's qualification, ability and potential contributions to the Company. There was no change of the composition of the Board during financial year ended 31 March 2010.

其他資料

董事局並無成立提名委員會。根據本公司之該公司細則，董事局有權不時及隨時委任任何人士出任董事，以填補臨時空缺或成為董事局新增成員。於評核新董事提名時，董事局將考慮獲提名人士履歷、能力及向本公司作出之潛在貢獻。截至2010年3月31日止財政年度，董事局成員並無變動。

AUDITOR'S REMUNERATION

The remuneration in respect of services provided by Deloitte Touche Tohmatsu for the Group for the year ended 31 March 2010 are analysed as follows:

核數師酬金

德勤 • 關黃陳方會計師行於截至2010年3月31日止年度向本集團提供服務所涉及酬金分析如下：

		31 March 2010 HK$'000 **2010年3月31日** 港幣千元
Audit service	核數服務	2,500
Non audit service	非核數服務	600

In respect of non-audit services, the fees paid to the Company's auditors related to tax consulting services.

就非核數服務而言，指就稅務諮詢服務應付本公司核數師之費用。

DIRECTORS' AND AUDITORS' RESPONSIBILITY FOR PREPARING THE FINANCIAL STATEMENTS

董事與核數師編製財務報告之責任

The management provides the explanation and information to the Board to facilitate an informed assessment of the financial and other information put before the Board for approval.

管理層提呈財務及其他資料予董事局審批時，會提供補充說明及資料讓董事局在知情之情況下評估財務及其他資料。

The Directors acknowledge their responsibility to prepare the financial statements that give a true and fair view of the state of affairs of the Group. Meanwhile, the Directors are responsible for ensuring that appropriate accounting policies are selected and

董事確認有責任編製一份能夠真實而公平地反映本集團事務狀況之財務報告。同時，董事亦負責確保須選擇及貫徹應用適當之會計政策，有關判斷及評估亦需審慎合理。於編製截至2010年3月31日止

applied consistently; and that judgments and estimates made are prudent and reasonable. In preparing the financial statements for the year ended 31 March, 2010, the accounting principles generally accepted in Hong Kong have been adopted and the requirements of the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the applicable laws were complied with.

年度之財務報告時，採納了香港普遍採納之會計原則，並遵守香港會計師公會所頒佈之《香港財務報告準則》及適用法例之規定。

The Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Group's ability to continue as going concern. The Board has prepared the financial statements on a going concern basis.

董事局並不知悉有任何事件或情況存有重大不明朗因素，會導致本集團持續經營能力出現重大問題。董事局已採用持續經營基準編製財務報告。

The reporting responsibilities of external auditors of the Company are disclosed in "Independent Auditor's Report".

本公司外聘核數師之報告責任已於「獨立核數師報告」內披露。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. The system includes a defined management structure with limits of authority, safeguard its assets against unauthorized use of disposition, ensures the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensures compliances with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage the risks of failure in the Group's operational systems and in the achievement of the Group's objectives.

During the year, the Company has conducted review the effectiveness of system of internal control including risk management system and also the Company's accounting and financial reporting function. The report and findings has been submitted to the Board and follow-up plan has been adopted based on recommendations. The Board also reviewed adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

內部監控

董事局須在整體上負責維持本集團健全及有效之內部監控制度，當中包括設有一個權限分明之清晰管理架構、保障集團資產不會遭挪用或竊取、確保會計記錄妥為存置以提供可靠財務資料作內部或公佈之用，並且確保遵守有關法例及規例。該制度旨在合理，但非絕對保證不會出現嚴重失誤，並管理本集團之營運系統以及本集團達致業務目標過程中之失誤風險。

年內，本公司已檢討內部監控制度之有效性，包括風險管理制度以及本公司之會計及財務匯報職能。董事局已獲提呈報告及結果，並根據推薦建議採納跟進計劃。董事會亦對本公司會計及財務匯報職能部門之資源充足性、員工資質及經驗以及培訓計劃及預算進行檢討。

SHAREHOLDER COMMUNICATION

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include annual general meeting, annual report, various notices, announcements and circulars. Procedure for voting by poll has been read out by the chairman at the general meeting.

At the 2009 annual general meeting, separate resolution was proposed by the Chairman in respect of each separate issue, including re-election of directors and was voted by way of poll. The Chairman of the Board of Directors and members of Audit Committee and Remuneration Committee attended the 2009 annual general meeting to answer questions from shareholders.

CONCLUSION

The Company strongly believes that the quality and standard of corporate governance reflects the quality of the management and the operations of the Group's business. Good corporate governance can safeguard the proper use of funds and effective allocation of resources and to protect shareholders' interests. The management wholeheartedly advocated of the good practice in corporate governance and will try our best to maintain, strengthen and improve the standard and quality of the Group's corporate governance.

股東通訊

股東通訊之目的乃為股東提供有關本公司之詳盡資料，致使彼等按知情方式行使作為股東之權利。

本公司利用一系列通訊工具，確保其股東緊貼主要業務發展，當中包括股東週年大會、年報、各種通告、公佈及通函。按股數投票表決之程序已於股東大會由主席宣讀。

於2009年股東週年大會上，主席就重選董事等每項獨立事宜分開提呈決議案，且該等決議案已按股數投票表決。董事局主席及審核委員會與薪酬委員會成員已出席2009年股東週年大會，解答股東提問。

總結

本公司深信，企業管治質素及水平反映本集團業務管理及營運質素。良好的企業管治可確保適當動用資金及有效分配資源，並保障股東利益。管理人員竭誠提倡良好的企業管治慣例，定當努力不懈，致力維持、加強及改善本集團企業管治水平及質素。

DIRECTORS' REPORT
董事局報告書

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 March 2010.

董事局仝人謹呈覽本公司及其附屬公司(統稱「本集團」)截至2010年3月31日止年度之年報及經審核之綜合財務報告。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

主要業務

本公司為一投資控股公司。本公司附屬公司之主要業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2010 are set out in the consolidated statement of comprehensive income on page 37.

The directors do not recommend payment of a dividend for the year ended 31 March 2010.

業績及分配

截至2010年3月31日止年度之本集團業績載於第37頁之綜合全面收益表。

董事不建議派發截至2010年3月31日止年度之股息。

INVESTMENT PROPERTIES

Details of the movements during the year in the investment properties of the Group are set out in note 13 to the consolidated financial statements.

投資物業

本集團投資物業於年內之變動情況載於綜合財務報告附註13內。

PROPERTY, PLANT AND EQUIPMENT

Details of the movements during the year in the property, plant and equipment of the Group are set out in note 14 to the consolidated financial statements.

物業、廠房及設備

有關本集團物業、廠房及設備於本年度內之變動詳情,已載於綜合財務報告附註14內。

SHARE CAPITAL

Details of the Company's share capital are set out in note 31 to the consolidated financial statements.

股本

有關本公司股本之詳情載於綜合財務報告附註31內。

DISTRIBUTABLE RESERVES OF THE COMPANY

In addition to accumulated profits, under The Companies Act 1981 of Bermuda, contributed surplus is also available for distribution. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution at 31 March 2010 consisted of contributed surplus of HK$75,263,000 net of accumulated losses of HK$19,454,000.

本公司之可供分派儲備

根據1981年百慕達公司法，除累計溢利外，公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或支付股息或作出分派：

(a) 作出分派後無法或將會無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股本及股份溢價賬之總和為低。

董事認為在2010年3月31日本公司可供分派之儲備包括實繳盈餘75,263,000港元（扣除累計虧損19,454,000港元）。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Lau Chu Lan, Carol (appointed on 23 July 2010)

Non-executive director:
Hon Sheung Tin, Peter

Independent non-executive directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳
劉翠蓮（於2010年7月23日獲委任）

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

In accordance with the Company's Bye-Law 77, Ms. Carol Lau Chu Lan, being newly appointed director, shall retire and being eligible, offer herself for re-election at the forthcoming annual general meeting.

根據本公司章程細則第77條之規定，劉翠蓮女士為新委任董事，並須於即將舉行之股東週年大會告退，而彼合資格且願意膺選連任。

In accordance with the Company's Bye-law 77, Ms. Carol Lau Chu Lan, being newly appointed director, shall retire and being eligible, offer herself for re-election at the forthcoming annual general meeting.

根據本公司章程細則第77條文之規定，劉翠蓮女士為新委任董事須於股東週年大會告退，而彼合資格且願意膺選連任。

In accordance with the Company's Bye-law 82, Messrs. Lau Sak Yuk, Andy, Hon Sheung Tin, Peter and Ho Hau Chong, Norman will retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

劉錫澳先生、韓相田先生及何厚鏘先生將依照本公司之章程細則第82條於即將召開之股東週年大會輪值告退，及有資格並願意膺選連任。

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償(法定賠償除外)而終止之服務合約。

Independent non-executive directors have been appointed for a term of two years until 30 September 2011 and are subject to retirement by rotation as required by the Company's Bye-laws.

獨立非執行董事之委任期限為兩年直至2011年9月30日及依照本公司細則用輪值告退方法委任。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

董事之合約利益及關連交易

During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2009: HK$15 million).

於本年度內，劉錫康先生，本公司主要股東，為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2009年：15,000,000港元)。

Save as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

除上述披露者外，於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN SECURITIES

As at 31 March 2010, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

董事之證券權益

截至2010年3月31日，(a)根據證券及期貨條例(「證券及期貨條例」)第XV部第7及8分部之規定須知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉)；或(b)根據證券及期貨條例第352條須記錄於本公司根據該條例而設之登記冊；或(c)根據聯交所證券上市規則(「上市規則」)之上市公司董事進行證券交易的標準守則(「標準守則」)另行通知本公司及聯交所，本公司各董事或主要行政人員於本公司及聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中之權益及淡倉如下：

Name of directors 董事姓名	Long position/ short position 長倉／淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Executive directors: **執行董事：**				
Lau Sak Hong, Philip 劉錫康	Long position 長倉	Beneficial owner 實益擁有人	99,823,029	12.71%
		Interest of controlled corporation (note a) 控股公司擁有之權益(附註a)	3,165,277	0.40%
		Interest of controlled corporation (note b) 控股公司擁有之權益(附註b)	10,100,415	1.29%
		Held by trust (note c) 信託基金持有(附註c)	169,069,209	21.54%
			282,157,930	35.94%

DIRECTORS' INTERESTS IN SECURITIES (CONT'D) 董事之證券權益(續)

Name of directors 董事姓名	Long position/ short position 長倉／淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Executive directors: – continued **執行董事：－續**				
Lau Sak Kai, Anthony 劉錫淇	Long position 長倉	Beneficial owner 實益擁有人	38,693,836	4.93%
		Interest of controlled corporation (note a) 控股公司擁有之權益(附註a)	3,165,277	0.40%
		Interest of controlled corporation (note b) 控股公司擁有之權益(附註b)	10,100,415	1.29%
			51,959,528	6.62%
Lau Sak Yuk, Andy 劉錫澳	Long position 長倉	Beneficial owner 實益擁有人	37,507,445	4.78%
		Interest of controlled corporation (note a) 控股公司擁有之權益(附註a)	3,165,277	0.40%
		Interest of controlled corporation (note b) 控股公司擁有之權益(附註b)	10,100,415	1.29%
			50,773,137	6.47%

DIRECTORS' INTERESTS IN SECURITIES *(CONT'D)*

董事之證券權益*(續)*

Name of directors 董事姓名	Long position/ short position 長倉／淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Non-executive director: 非執行董事：				
Hon Sheung Tin, Peter 韓相田	Long position 長倉	Beneficial owner 實益擁有人	206,769	0.03%
Independent non-executive director: 獨立非執行董事：				
Chuck Winston Calptor 卓育賢	Long position 長倉	Beneficial owner 實益擁有人	770,000	0.10%

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly and beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is wholly and beneficially owned by the Lau's family.

(c) These shares are wholly and beneficially owned by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳(連同其他家族成員簡稱「劉氏家族」)全資實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族全資實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation全資實益擁有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

DIRECTORS' INTERESTS IN SECURITIES *(CONT'D)*

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 31 March 2010, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

董事之證券權益*(續)*

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於2010年3月31日並未有任何董事或主要行政人員於本公司或其聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有依據證券及期貨條例第XV部7及8分部規定須知會本公司及聯交所；或須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據標準守則須知會本公司及聯交所之權益。

SHARE OPTIONS

Share options of the Company

The Company had a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 months period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period.

購股權

本公司之購股權

本公司於2002年9月12日舉行之股東特別大會上通過採用為期五年之購股權計劃(「舊計劃」)。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該舊計劃人士包括員工、非執行董事、商品或服務供應商、顧客、諮詢人或顧問以及集團公司股東。

根據舊計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過已發行股份之10%，而整體已授出及可行使購股權股份數目不得超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者(主要股東、獨立非執行董事及彼等各自之聯繫人士除外)行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權期限內任何時間行使購股權。

SHARE OPTIONS *(CONT'D)*

Share options of the Company *(CONT'D)*

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The consideration for the grant was HK$1 and it would in no circumstance be refundable.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted to certain employees of the Group pursuant to the Old Scheme were as follows:

購股權*(續)*

本公司之購股權*(續)*

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續五個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授予本集團若干僱員之購股權之變動情況如下：

		Number of share options 購股權數目		
Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Outstanding as at 1.4.2009 於2009年4月1日尚未行使	Lapsed during the year 本年度內失效	Outstanding as at 31.3.2010 於2010年3月31日尚未行使
2.11.2004	0.814	500,000	(500,000)	–
5.1.2006	0.89	12,000,000	–	12,000,000
13.11.2006	1.45	2,000,000	–	2,000,000
4.1.2007	1.66	220,000	–	220,000
1.2.2007	1.72	40,000	–	40,000
7.3.2007	1.93	3,000,000	–	3,000,000
		17,760,000	(500,000)	17,260,000

No share options were granted to the directors of the Company pursuant to the Old Scheme.

並無根據舊計劃向本公司董事授出購股權。

SHARE OPTIONS *(CONT'D)*

Share options of the Company *(CONT'D)*

Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was granted, exercised or cancelled during the year.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption date of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

購股權*(續)*

本公司之購股權*(續)*

附註：

(a) 以上購股權由授出日起五年內行使。

(b) 本年度並無購股權獲授出、行使或被註銷。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過新計劃採納於2008年1月15日採納日期之已發行股份之10%，而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續五個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

SHARE OPTIONS *(CONT'D)*

購股權*(續)*

Share options of the Company *(CONT'D)*

本公司之購股權*(續)*

The consideration for the grant is HK$1 and it will in no circumstance be refundable.

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

The movements of the share options granted to certain employees of the Group pursuant to the New Scheme were as follows:

根據新計劃已授予本集團若干僱員之購股權變動情況如下：

Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of share options outstanding as at 1.4.2009 and 31.3.2010 於2009年4月1日及2010年3月31日尚未行使之購股權數目
23.1.2008	1.042	150,000
28.1.2008	0.96	346,000
15.10.2008	0.40	500,000
		996,000

No share options were granted to the directors of the Company pursuant to the New Scheme during the year.

本年度內並無根據新計劃向本公司董事授出購股權。

Notes:

附註：

(a) The above options were granted for an exercise period of ten years from the date of grant of the options.

(a) 以上購股權由授出日起十年內行使。

(b) No option was granted, exercised, lapsed or cancelled during the year.

(b) 本年度並無購股權獲授出、行使、失效或被註銷。

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.21% owned subsidiary of the Company

本公司持有52.21%權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權

Particulars of the share option scheme of SMC (the "SMC Scheme") are set out in note 32 to the consolidated financial statements.

SMC購股權計劃(「SMC計劃」)之詳情載於綜合財務報告附註32。

SHARE OPTIONS *(CONT'D)*

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.21% owned subsidiary of the Company *(CONT'D)*

The movements of the share options granted to certain employees of the Group pursuant to the SMC Scheme were as follows:

購股權*(續)*

本公司持有52.21%權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權(續)

根據SMC計劃已授予本集團若干僱員之購股權之變動載列如下：

Date of grant 授出日期		Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding as at 1.4.2009 於2009年4月1日尚未行使	Granted during the year 年內已授出	Forfeited during the year 年內已沒收	Outstanding as at 31.3.2010 於2010年3月31日尚未行使
5 September 2000	2000年9月5日	2.04	5,550	–	(5,550)	–
31 December 2002	2002年12月31日	9.00	19,000	–	(13,500)	5,500
19 December 2003	2003年12月19日	1.97	13,680	–	(7,970)	5,710
6 February 2004	2004年2月6日	1.54	6,500	–	–	6,500
26 February 2004	2004年2月26日	1.36	20,000	–	–	20,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	20,000
29 November 2004	2004年11月29日	0.75	40,000	–	–	40,000
1 December 2004	2004年12月1日	0.77	20,000	–	–	20,000
9 May 2005	2005年5月9日	0.60	112,000	–	(55,000)	57,000
6 June 2005	2005年6月6日	0.76	30,000	–	(30,000)	–
31 March 2006	2006年3月31日	0.32	60,000	–	–	60,000
10 April 2006	2006年4月10日	0.33	186,485	–	(134,485)	52,000
31 March 2007	2007年3月31日	0.93	60,000	–	–	60,000
31 March 2008	2008年3月31日	0.45	120,000	–	–	120,000
3 October 2008	2008年10月3日	0.14	300,000	–	(300,000)	–
31 March 2009	2009年3月31日	0.11	120,000	–	–	120,000
31 March 2010	2010年3月31日	0.03	–	60,000	–	60,000
			1,133,215	60,000	(546,505)	646,710

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than share option as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上文披露之購股權外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司董事能藉此認購本公司或其他任何法人團體之股份或債券而獲得利益。

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2010, the following persons, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

主要股東

於2010年3月31日，以下人士(除上述披露有關董事所持之權益外)持有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊內：

Name 姓名	Capacity 身份	Number of ordinary shares in which interested 持有普通股份數目	% of total issued shares 佔已發行股份總數之百分比
Lee Yu Chiang 李裕章	Beneficial owner 實益擁有人	42,140,878	5.56%

Save as mentioned above and in the section headed "Directors' Interests in Securities", as at 31 March 2010, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

除上述及「董事之證券權益」所述者外，於2010年3月31日，本公司根據《證券及期貨條例》第336條須予備存之登記冊中，並無記錄其他人士在本公司之股份中擁有任何權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

購買、出售或贖回上市證券

本年度內，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

股份優先購買權

儘管百慕達法例並無對優先購買權作出任何限制，本公司之公司細則亦無有關優先購買權之條文。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 17.81% and 64.74% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 9.06% and 30.69% respectively of the Group's total purchases for the year.

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers and suppliers.

主要客戶與供應商

本集團最大及首五間最大之客戶之銷售總額分別佔本集團年內營業總額17.81%及64.74%。

本集團最大及首五大供應商之購貨總額分別佔本集團年內購貨總額9.06%及30.69%。

董事或其聯繫人士或任何股東(據董事所知持有本公司股本多於5%)在五大客戶及供應商中並無持有任何權益。

EMOLUMENT POLICY

The emolument policy regarding the employees of the Group is based on their merit, qualifications and competence. The emoluments of the directors are reviewed by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics. No director or any of his associates, and executive is involved in dealing with his own remuneration.

The Company has adopted share option schemes as an incentive to directors and eligible employees. Details of the schemes are set out in note 32 to the consolidated financial statements.

薪酬政策

本集團僱員之薪酬政策乃基於僱員之表現、資歷及能力。董事之酬金由薪酬委員會參照本公司之營運業績、個別僱員表現及可比市場數據而釐定。概無任何董事或其任何聯繫人士以及高層僱員參與釐定本身薪酬。

本公司已採納一項購股權計劃作為對董事及合資格員工之獎勵。該計劃詳情列於綜合財務報告附註32。

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

年度之獨立確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條而發出之年度獨立確認書。本公司認為所有獨立非執行董事均為獨立人士。

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company, and within the knowledge of the directors, the Company has maintained a sufficient public float not less than 25% of Company's issued shares as required under the Listing Rules throughout the year ended 31 March 2010.

充足公眾持股量

根據本公司所取得之公開資料及據董事所知悉，本公司於截至2010年3月31日止年度內一直維持上市規則規定不少於本公司已發行股份25%之充足公眾持股量。

DONATIONS

During the year, the Group made donations amounting to HK$289,000.

捐款

本年度內，本集團共捐款289,000港元。

EVENTS AFTER THE REPORTING PERIOD

Details of events after the reporting period are set out in note 41 to the consolidated financial statements.

報告期間後事項

報告期間後事項之詳情載於綜合財務報告附註41。

AUDITOR

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as the auditor of the Company.

核數師

有關重選德勤•關黃陳方會計師行為本公司核數師之決議案將於即將召開之股東週年大會上提呈。

On behalf of the Board

Lau Sak Hong, Philip
CHAIRMAN

Hong Kong
23 July 2010

代表董事局

主席
劉錫康

香港
2010年7月23日



TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Starlight International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 37 to 146, which comprise the consolidated statement of financial position as at 31 March 2010, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

本核數師行已完成審核列載於第37頁至第146頁升岡國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報告，此綜合財務報告包括於2010年3月31日之綜合財務狀況報表，及截至該日止年度之綜合全面收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

董事就綜合財務報告須承擔的責任

貴公司之董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報告。這責任包括：設計、實施及維護與編製及真實與公平地列報綜合財務報告相關的內部控制，以使綜合財務報告不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

核數師的責任

本行的責任是根據本行的審核對綜合財務報告作出意見，並按照百慕達《公司法》第90條僅向整體股東報告。除此以外，本行的報告書不可作其他用途。本行概不會就本報告書的內容，對任何其他人士負責或承擔法律責任。本行已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求本行遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報告是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報告所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報告存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實與公平地列報綜合財務報告相關的內部控制，以設計適當的審核程序，但並非為對公司的內部監控的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報告的整體列報方式。

本行相信，本行所獲得的審核憑證是充足和適當地為本行的審核意見提供基礎。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告書

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2010 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為，綜合財務報告均真實而公平地反映 貴公司與 貴集團於2010年3月31日的財務狀況及 貴集團截至該日止年度的虧損及現金流量，並已按照香港財務報告準則及香港《公司條例》的披露要求妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
23 July 2010

德勤 • 關黃陳方會計師行
執業會計師

香港
2010年7月23日

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
綜合全面收益表

For the year ended 31 March 2010
截至2010年3月31日止年度

		Notes 附註	2010 HK$'000 千港元	2009 HK$'000 千港元
Turnover	營業額	5	**738,262**	1,281,062
Cost of sales	銷售成本		**(610,322)**	(1,024,197)
Gross profit	毛利		**127,940**	256,865
Other income	其他收入	6	**16,796**	30,357
Distribution costs	分銷成本		**(124,860)**	(186,529)
Administrative expenses	行政費用		**(130,493)**	(167,473)
Increase (decrease) in fair value of investment properties	投資物業之公平價值增加(減少)	13	**37,134**	(16,736)
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加		**2,451**	1,667
Increase (decrease) in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值增加(減少)		**71**	(1,591)
Increase (decrease) in fair value of investments held for trading	持作買賣之投資之公平價值增加(減少)		**5,476**	(12,868)
Loss on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之虧損	35	**(7)**	(150)
Finance costs	融資成本	7	**(10,692)**	(22,528)
Share of profits of associates	應佔聯營公司溢利		**472**	578
Loss before taxation	除税前虧損	8	**(75,712)**	(118,408)
Taxation	税項	10	**(1,468)**	(1,280)
Loss for the year	本年度虧損		**(77,180)**	(119,688)
Other comprehensive income (expense)	其他全面收益(開支)			
Exchange difference arising on translation of foreign operations	換算海外業務產生之匯兑差額		**5,422**	(5,744)
Revaluation of leasehold properties for own use upon transfer to investment properties	轉撥至投資物業時重估作自用之租賃物業		**10,628**	–
Deferred taxation in respect of revaluation of the above properties	重估上述物業之遞延税項		**(590)**	–
Other comprehensive income (expense) for the year	本年度其他全面收益(開支)		**15,460**	(5,744)
Total comprehensive expense for the year	本年度全面開支總額		**(61,720)**	(125,432)
Loss for the year Attributable to:	本年度虧損下列人士應佔:			
Owners of the Company	本公司擁有人		**(67,490)**	(110,186)
Minority interests	少數股東權益		**(9,690)**	(9,502)
			(77,180)	(119,688)
Total comprehensive expense for the year Attributable to:	本年度全面開支總額下列人士應佔:			
Owners of the Company	本公司擁有人		**(52,366)**	(115,438)
Minority interests	少數股東權益		**(9,354)**	(9,994)
			(61,720)	(125,432)
			HK cents **港仙**	HK cents 港仙 (restated) (經重列)
Loss per share – Basic and diluted	每股虧損 — 基本及攤薄	12	**(7.35)**	(11.99)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
綜合財務狀況報表

At 31 March 2010
於2010年3月31日

		Notes 附註	2010 HK$'000 千港元	2009 HK$'000 千港元
Non-current assets	非流動資產			
Investment properties	投資物業	13	**145,350**	91,916
Property, plant and equipment	物業、廠房及設備	14	**237,652**	272,565
Prepaid lease payments	預付租賃款項	15	**3,774**	63,676
Product development costs	產品發展成本	16	**–**	260
Goodwill	商譽	17	**26,484**	26,541
Interest in associates	應佔聯營公司權益	19	**8,174**	8,071
Available-for-sale investments	可供出售之投資	20	**24,046**	24,048
Deferred tax assets	遞延稅項資產	30	**3,245**	5,918
			448,725	492,995
Current assets	流動資產			
Inventories	存貨	22	**325,718**	402,471
Debtors, deposits and prepayments	應收賬項、按金及預付款項	23	**115,247**	181,451
Prepaid lease payments	預付租賃款項	15	**121**	1,386
Amounts due from associates	應收聯營公司賬項	24	**3,010**	2,945
Taxation recoverable	可收回稅項		**584**	4,919
Investments held for trading	持作買賣之投資	25	**13,877**	6,955
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	21	**3**	798
Bank balances and cash	銀行結存及現金	26	**80,440**	103,572
			539,000	704,497
Current liabilities	流動負債			
Creditors and accrued charges	應付賬項及應計費用	27	**144,779**	185,227
Amounts due to associates	應付聯營公司賬項	24	**2,809**	2,809
Derivative financial instruments	衍生金融工具	21	**275**	50
Taxation payable	應付稅項		**1,671**	1,797
Borrowings – due within one year	於一年內到期之貸款	28	**219,389**	302,309
Bank overdrafts	銀行透支	29	**218**	–
			369,141	492,192
Net current assets	流動資產淨值		**169,859**	212,305
Total assets less current liabilities	總資產減流動負債		**618,584**	705,300
Non-current liabilities	非流動負債			
Deferred tax liabilities	遞延稅項負債	30	**4,467**	5,821
Borrowings – due after one year	於一年後到期之貸款	28	**–**	23,782
			4,467	29,603
Net assets	資產淨值		**614,117**	675,697

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
綜合財務狀況報表

At 31 March 2010
於2010年3月31日

		Notes 附註	2010 HK$'000 千港元	2009 HK$'000 千港元
Capital and reserves	股本及儲備			
Share capital	股本	31	**314,035**	314,035
Reserves	儲備		**298,699**	351,065
Equity attributable to owners of the Company	本公司擁有人應佔權益		**612,734**	665,100
Share option reserve of a listed subsidiary	上市附屬公司之購股權儲備		**465**	392
Minority interests	少數股東權益		**918**	10,205
Total equity	總權益		**614,117**	675,697

The consolidated financial statements on pages 37 to 146 were approved and authorised for issue by the Board of Directors on 23 July 2010 and are signed on its behalf by:

第37頁至第146頁所載之綜合財務報告，經於2010年7月23日由董事局核准及授權刊發，並由下列董事代表簽署：

劉錫康
Lau Sak Hong, Philip
CHAIRMAN AND MANAGING DIRECTOR
主席兼董事總經理

劉錫淇
Lau Sak Kai, Anthony
DIRECTOR
董事

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31 March 2010
截至2010年3月31日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Merger reserve 合併儲備 HK$'000 千港元	Goodwill reserve 商譽儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other property revaluation reserve 其他物業重估儲備 HK$'000 千港元	Translation reserve 換算儲備 HK$'000 千港元	Share option reserve 購股權儲備 HK$'000 千港元	Capital redemption reserve 股本贖回儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Equity attributable to owners of the Company 本公司擁有人應佔權益 HK$'000 千港元	Share option reserve of a listed subsidiary 上市附屬公司之購股權儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1 April 2008	於2008年4月1日	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
Exchange difference arising on translation of foreign operations	換算海外業務產生之匯兌差額	-	-	-	-	-	-	(5,252)	-	-	-	(5,252)	-	(492)	(5,744)
Loss for the year	本年度虧損	-	-	-	-	-	-	-	-	-	(110,186)	(110,186)	-	(9,502)	(119,688)
Total comprehensive expense for the year	本年度全面開支總額	-	-	-	-	-	-	(5,252)	-	-	(110,186)	(115,438)	-	(9,994)	(125,432)
		316,151	109,628	37,138	(3,688)	(82)	2,007	4,327	3,553	53,852	143,415	666,301	253	7,790	674,344
Acquisition/deemed acquisition of additional interests in subsidiaries	收購／視作收購附屬公司額外權益	-	-	-	-	-	-	-	-	-	-	-	-	(656)	(656)
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	3,426	3,426
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	-	-	-	-	-	-	-	-	-	-	-	-	(355)	(355)
Recognition of equity-settled share-based payments	確認以權益結算以股份支付之付款	-	-	-	-	-	-	-	3	-	-	3	139	-	142
Repurchase of shares	購回股份	(2,116)	-	-	-	-	-	-	-	2,116	(1,204)	(1,204)	-	-	(1,204)
At 31 March 2009	於2009年3月31日	314,035	109,628	37,138	(3,688)	(82)	2,007	4,327	3,556	55,968	142,211	665,100	392	10,205	675,697
Exchange difference arising on translation of foreign operations	換算海外業務產生之匯兌差額	-	-	-	-	-	-	5,086	-	-	-	5,086	-	336	5,422
Revaluation of leasehold properties for own use upon transfer to investment properties	轉撥至投資物業時重估作自用之租賃物業	-	-	-	-	-	10,628	-	-	-	-	10,628	-	-	10,628
Deferred taxation in respect of revaluation of the above properties	重估上述物業之遞延稅項	-	-	-	-	-	(590)	-	-	-	-	(590)	-	-	(590)
Loss for the year	本年度虧損	-	-	-	-	-	-	-	-	-	(67,490)	(67,490)	-	(9,690)	(77,180)
Total comprehensive income (expense) for the year	本年度全面收益(開支)總額	-	-	-	-	-	10,038	5,086	-	-	(67,490)	(52,366)	-	(9,354)	(61,720)
		314,035	109,628	37,138	(3,688)	(82)	12,045	9,413	3,556	55,968	74,721	612,734	392	851	613,977
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	117	117
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	-	-	-	-	-	-	-	-	-	-	-	-	(50)	(50)
Recognition of equity-settled share-based payments	確認以權益結算以股份支付之付款	-	-	-	-	-	-	-	-	-	-	-	73	-	73
At 31 March 2010	於2010年3月31日	314,035	109,628	37,138	(3,688)	(82)	12,045	9,413	3,556	55,968	74,721	612,734	465	918	614,117

CONSOLIDATED STATEMENT OF CASH FLOWS
綜合現金流量表

For the year ended 31 March 2010
截至2010年3月31日止年度

		2010 HK$'000 千港元	2009 HK$'000 千港元
Cash flows from operating activities	營運產生之現金流		
Loss before taxation	除税前虧損	(75,712)	(118,408)
Adjustments for:	調整：		
Share of profits of associates	應佔聯營公司溢利	(472)	(578)
Amortisation of product development costs	產品發展成本攤銷	260	347
Release of prepaid lease payments	撥回預付租賃款項	121	1,386
Depreciation of property, plant and equipment	物業、廠房及設備折舊	47,380	53,514
(Increase) decrease in fair value of investment properties	投資物業之公平價值(增加)減少	(37,134)	16,736
(Increase) decrease in fair value of investments held for trading	持作買賣之投資之公平價值(增加)減少	(5,476)	12,868
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	(2,451)	(1,667)
(Increase) decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值(增加)減少	(71)	1,591
Impairment loss recognised in respect of available-for-sale investments	已確認可供出售投資之減值虧損	2	4
Impairment loss recognised in respect of goodwill	已確認商譽之減值虧損	–	1,569
Dividend income from available-for-sale investments	可供出售之投資之股息收益	(255)	(356)
Dividend income from investments held for trading	持作買賣之投資之股息收益	(161)	(3)
Brokerage expense on redemption of shares	購回股份之經紀佣金	–	14
Share-based payments	股本結算之股份付款	73	142
Interest expense	利息開支	10,692	22,528
Interest income	利息收益	(162)	(525)
Loss (gain) on disposal of property, plant and equipment	出售物業、廠房及設備之虧損(收益)	168	(15,268)
Gain on disposal of prepaid lease payments	出售預付租賃款項之溢利	(2,661)	–
Allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備	11,291	10,451
Allowance for doubtful debts	呆賬撥備	2,005	14,436
Impairment loss recognised in respect of other receivables	其他應收款項確認之減值虧損	7,767	–
Loss on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之虧損	7	150
Effect of foreign exchange rate change on inter-company balances	集團公司往來賬匯率變動之影響	134	(319)
Operating cash flows before movements in working capital	營運資金變動前之營運產生現金流	(44,655)	(1,388)
Decrease in inventories	存貨減少	65,462	130,684
Decrease in debtors, deposits and prepayments	應收賬項、按金及預付款項減少	35,092	94,478
(Increase) decrease in investments held for trading	持作買賣之投資(增加)減少	(1,446)	558
Decrease in derivative financial instruments	衍生金融工具減少	2,676	1,319
Decrease in financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產減少	866	5,760
(Decrease) increase in creditors and accrued charges	應付賬項及應計費用(減少)增加	(40,448)	9,015

CONSOLIDATED STATEMENT OF CASH FLOWS
綜合現金流量表

For the year ended 31 March 2010
截至2010年3月31日止年度

		2010 HK$'000 千港元	2009 HK$'000 千港元
Cash generated from operations	營運產生之現金	17,547	240,426
Dividend received from investments held for trading	持作買賣投資之股息收益	161	3
Hong Kong Profits Tax refunded (paid)	香港利得税退回(支付)	3,674	(10,509)
Taxation in other jurisdictions paid	其他司法區税項支出	(518)	(2,627)
Taxation in other jurisdictions refunded	其他司法權益税項退回	314	4,257
Net cash from operating activities	經營業務所得之現金淨額	21,178	231,550
Cash flows from investing activities	投資活動之現金流		
Proceeds from disposal of prepaid lease payments	出售預付租賃款項所得款項	63,707	–
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項	21,873	1,000
Dividend received from an associate	已收聯營公司股息	369	1,080
Dividend received from available-for-sale investments	可供出售之投資之股息收益	255	356
Interest received	已收利息	162	525
Purchase of property, plant and equipment	購買物業、廠房及設備	(18,840)	(34,576)
(Increase) decrease in amounts due from associates	應收聯營公司賬項(增加)減少	(65)	1,049
Acquisition of additional interest of a subsidiary	收購附屬公司額外權益	–	(1,600)
Advance to an associate	墊款予聯營公司	–	(5)
Net cash from (used in) investing activities	投資業務所得(所用)之現金淨額	67,461	(32,171)
Cash flows from financing activities	融資活動之現金流		
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	117	3,426
Net repayment of short term loans	短期貸款還款淨額	(47,324)	(15,468)
Net (payment of) proceeds from debt factoring loans	債權貼現貸款之(支付)所得款項淨額	(28,323)	16,349
Net repayment of trust receipts and import loans and loans related to bills discounted with recourse	信託收據及入口貸款及有關具追索權貼現票據之貸款還款淨額	(19,946)	(129,452)
Repayment of bank loan	償還銀行貸款	(11,109)	(10,388)
Interest on bank and other borrowings paid	已付銀行及其他貸款利息	(10,692)	(22,528)
Repurchase of shares including brokerage expense	購回股份(包括經紀佣金)	–	(1,218)
Net cash used in financing activities	融資活動所用之現金淨額	(117,277)	(159,279)
Net (decrease) increase in cash and cash equivalents	現金及現金等值項目之(減少)增加淨額	(28,638)	40,100
Cash and cash equivalents at beginning of the year	年初現金及現金等值項目	103,572	68,897
Effect of exchange difference	匯兑差額之影響	5,288	(5,425)
Cash and cash equivalents at end of the year	年終現金及現金等值項目	80,222	103,572
Represented by:	代表:		
Bank balances and cash	銀行結存及現金	80,440	103,572
Bank overdrafts	銀行透支	(218)	–
		80,222	103,572

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品及證券買賣之業務。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied the following new and revised standards, amendments and interpretations ("new and revised HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") which are or have become effective.

HKAS 1 (Revised 2007)	Presentation of financial statements
HKAS 23 (Revised 2007)	Borrowing costs
HKAS 32 & 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)

於本年度，本集團已應用下列由香港會計師公會(「香港會計師公會」，頒佈現在或已經生效之新增及經修訂準則、修訂及詮釋(「新增及經修訂香港財務報告準則」)。

香港會計準則第1號(2007年經修訂)	財務報告之呈列
香港會計準則第23號(2007年經修訂)	借貸成本
香港會計準則第32號及第1號(修訂本)	清盤產生之可沽售金融工具及責任

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(CONT'D)*

HKFRS 1 & HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate
HKFRS 2 (Amendment)	Vesting conditions and cancellations
HKFRS 7 (Amendment)	Improving disclosures about financial instruments
HKFRS 8	Operating segments
HK(IFRIC)* – INT 9 & HKAS 39 (Amendments)	Embedded derivatives
HK(IFRIC) – INT 13	Customer loyalty programmes
HK(IFRIC) – INT 15	Agreements for the construction of real estate
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation
HK(IFRIC) – INT 18	Transfers of assets from customers
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2008, except for the amendment to HKFRS 5 that is effective for annual periods beginning on or after 1 July 2009
HKFRSs (Amendments)	Improvements to HKFRSs issued in 2009 in relation to the amendment to paragraph 80 of HKAS 39

* IFRIC respresents the International Financial Reporting Interpretations Committee.

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)*(續)*

香港財務報告準則第1號及香港會計準則第27號(修訂本)	投資一家附屬公司、共同控制實體或聯營公司之成本
香港財務報告準則第2號(修訂本)	歸屬條件及取消
香港財務報告準則第7號(修訂本)	改善有關金融工具之披露資料
香港財務報告準則第8號	經營分類
香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號(修訂本)	內含衍生工具
香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃
香港(國際財務報告詮釋委員會)－詮釋第15號	房地產建造協議
香港(國際財務報告詮釋委員會)－詮釋第16號	海外業務淨投資對沖
香港(國際財務報告詮釋委員會)－詮釋第18號	轉讓客戶資產
香港財務報告準則(修訂本)	於2008年頒佈之香港財務報告準則之改進(惟於2009年7月1日或之後開始之年度期間生效之香港財務報告準則第5號之修訂除外)
香港財務報告準則(修訂本)	就香港會計準則第39號第80段之修訂於2009年頒佈之香港財務報告準則之改進

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(CONT'D)*

Except as described below, the adoption of the new and revised HKFRSs has had no material effect on the consolidated financial statements of the Group for the current or prior accounting periods.

New and revised HKFRSs affecting presentation and disclosure only

HKAS 1 (Revised 2007) Presentation of Financial Statements

HKAS 1 (Revised 2007) has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the consolidated financial statements.

HKFRS 8 Operating Segments

HKFRS 8 is a disclosure standard that has resulted in a change in the basis of measurement of segment result, segment assets and segment liabilities.

Improving Disclosures about Financial Instruments

(Amendments to HKFRS 7 Financial Instruments: Disclosures)

The amendments to HKFRS 7 expand the disclosures required in relation to fair value measurements in respect of financial instruments which are measured at fair value. The Group has not provided comparative information for the expanded disclosures in accordance with the transitional provision set out in the amendments.

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)*(續)*

除下文所述者外，採納新增及經修訂香港財務報告準則並無對本集團當前或過往會計期間之綜合財務報告造成重大影響。

僅影響呈列及披露方式之新增及經修訂香港財務報告準則

香港會計準則第1號(2007年經修訂)財務報告之呈列

香港會計準則第1號(2007年經修訂)引入術語變動(包括經修訂之財務報告標題)及綜合財務報告格式及內容變動。

香港財務報告準則第8號經營分類

香港財務報告準則第8號為一項披露準則，改變了分部業績、分部資產及分部負債之計量基準。

改善有關金融工具之披露資料

(香港財務報告準則第7號金融工具：披露之修訂)

香港財務報告準則第7號之修訂擴大對按公平價值計量之金融工具相關公平價值計量之披露規定。根據該等修訂所載之過渡條文，本集團並無就擴大披露規定提供比較資料。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(CONT'D)*

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Amendments to HKFRS 5 as part of Improvements to HKFRSs 2008[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKFRSs (Amendments)	Improvements to HKFRSs 2010[3]
HKAS 24 (Revised)	Related party disclosures[7]
HKAS 27 (Revised)	Consolidated and separate financial statements[1]
HKAS 32 (Amendment)	Classification of rights issues[5]
HKAS 39 (Amendment)	Eligible hedged items[1]
HKFRS 1 (Amendment)	Additional exemption for first-time adopters[6]
HKFRS 1 (Amendment)	Limited exemptions from comparative HKFRS 7 disclosure for first-time adopters[4]
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions[4]
HKFRS 3 (Revised)	Business combinations[1]
HKFRS 9	Financial instruments[8]
HK(IFRIC) – INT 14 (Amendment)	Prepayments of a minimum funding requirement[7]
HK(IFRIC) – INT 17	Distributions of non-cash assets to owners[1]
HK(IFRIC) – INT 19	Extinguishing financial liabilities with equity instruments[6]

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)*(續)*

本集團並無提前應用下列已頒佈但尚未生效之新增及經修訂準則、修訂或詮釋。

香港財務報告準則(修訂本)	香港財務報告準則第5號之修訂本(作為2008年香港財務報告準則之改進之一部份)[1]
香港財務報告準則(修訂本)	2009年香港財務報告準則之改進[2]
香港財務報告準則(修訂本)	2010年香港財務報告準則之改進[3]
香港會計準則第24號(經修訂)	關連人士披露[7]
香港會計準則第27號(經修訂)	綜合及獨立財務報告[1]
香港會計準則第32號(修訂本)	供股分類[5]
香港會計準則第39號(修訂本)	合資格對沖項目[1]
香港財務報告準則第1號(修訂本)	首次採納者之額外豁免[6]
香港財務報告準則第1號(修訂本)	首次採納者毋須按照香港財務報告準則第7號披露比較資料之有限豁免[4]
香港財務報告準則第2號(修訂本)	集團以現金結算之股份付款交易[4]
香港財務報告準則第3號(經修訂)	業務合併[1]
香港財務報告準則第9號	金融工具[8]
香港(國際財務報告詮釋委員會)－詮釋第14號(修訂本)	最低資金要求之預付款[7]
香港(國際財務報告詮釋委員會)－詮釋第17號	向擁有人分派非現金資產[1]
香港(國際財務報告詮釋委員會)－詮釋第19號	以股本工具抵銷金融負債[6]

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(CONT'D)*

[1] Effective for annual periods beginning on or after 1 July 2009.

[2] Amendments that are effective for annual periods beginning on or after 1 July 2009 and 1 January 2010, as appropriate.

[3] Effective for annual periods beginning on or after 1 July 2010 and 1 January 2011, as appropriate.

[4] Effective for annual periods beginning on or after 1 January 2010.

[5] Effective for annual periods beginning on or after 1 February 2010.

[6] Effective for annual periods beginning on or after 1 July 2010.

[7] Effective for annual periods beginning on or after 1 January 2011.

[8] Effective for annual periods beginning on or after 1 January 2013.

The adoption of HKFRS 3 (Revised) may affect the Group's accounting treatment for business combination for which the acquisition date is on or after 1 April 2010. HKAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary.

HKFRS 9 "Financial Instruments" introduces new requirements for the classification and measurement of financial assets and will be effective from 1 April 2013, with earlier application permitted. The Standard requires all recognised financial assets that are within the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" to be measured at either amortised cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost. All other debt investments and equity investments are measured at fair value. In addition, under HKFRS 9, changes in fair value of equity investments are generally recognised in other comprehensive income, with only dividend income recognised in profit or loss. The application of HKFRS 9 might affect the classification and measurement of the Group's financial assets.

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)*(續)*

[1] 於2009年7月1日或之後開始之年度期間生效。

[2] 於2009年7月1日及2010年1月1日(按適用)或之後開始之年度期間生效之修訂本。

[3] 於2010年7月1日及2011年1月1日(按適用)或之後開始之年度期間生效。

[4] 於2010年1月1日或之後開始之年度期間生效。

[5] 於2010年2月1日或之後開始之年度期間生效。

[6] 於2010年7月1日或之後開始之年度期間生效。

[7] 於2011年1月1日或之後開始之年度期間生效。

[8] 於2013年1月1日或之後開始之年度期間生效。

採用香港財務報告準則第3號(經修訂)可能影響收購日期為2010年4月1日或以後本集團之業務合併之會計方法。香港會計準則第27號(經修訂)將影響本集團於附屬公司所有權權益變動之會計處理。

香港財務報告準則第9號「金融工具」引進有關金融工具分類及計量之新規定,並將由2013年4月1日起生效(可提前應用)。該準則規定,屬香港會計準則第39號「金融工具:確認及計量」範圍內之所有已確認金融資產均須按攤銷成本或公平價值計量。特別是,(i)目的為收取合約現金流量之業務模式內所持有及(ii)合約現金流量僅為本金及尚未償還本金之利息付款之債項投資一般按攤銷成本計量。所有其他債項投資及權益性投資均按公平價值計量。此外,根據香港財務報告準則第9號,權益性投資之公平價值變動一般於其他全面收益內確認,惟股息收益於損益內確認。應用香港財務報告準則第9號可能影響本集團金融工具之分類及計量。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") *(CONT'D)*

In addition, as part of "Improvements to HKFRSs" issued in 2009, HKAS 17 "Leases" has been amended in relation to the classification of leasehold land. The amendments will be effective from 1 April 2010, with earlier application permitted. Before the amendments to HKAS 17, lessees were required to classify leasehold land as operating leases and presented as prepaid lease payments in the consolidated statement of financial position. The amendments have removed such a requirement. Instead, the amendments require the classification of leasehold land to be based on the general principles set out in HKAS 17, that are based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The application of the amendments to HKAS 17 might affect the classification and measurement of the Group's leasehold land at revalued amount.

The directors of the Company anticipate that the application of the other new and revised standards, amendments or interpretations will have no material impact on the consolidated financial statements of the Group.

2. 應用新增及經修訂之香港財務報告準則(「香港財務報告準則」)*(續)*

此外，作為2009年頒佈之「香港財務報告準則之改進」之一部份，香港會計準則第17號「租約」中有關租賃土地分類之規定已作出修訂。有關修訂將於2010年4月1日起生效，並可提前應用。於香港會計準則第17號修訂之前，承租人須將租賃土地分類為經營租約，並於綜合財務狀況報表內呈列為預付租賃款項。有關修訂已刪除此規定。反之，有關修訂規定租賃土地須按照香港會計準則第17號所載之一般原則分類，即根據出租人或承租人所涉及租賃資產所有權附帶之風險及回報程度釐定。應用香港會計準則第17號之修訂可能影響本集團租賃土地(按重估金額)之分類及計量。

本公司董事預期，應用其他新訂及經修訂準則、修訂本或詮釋對本集團之綜合財務報告並無重大影響。

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Acquisition of additional interests of subsidiaries does not fall within the definition of business combination under HKFRS 3 "Business combinations" as the acquisition does not result in a change in control. The excess of the cost of acquisition over the carrying amount of assets and liabilities of the subsidiary attributable to the additional interest acquired is recognised as goodwill.

3. 主要會計政策

除若干物業及金融工具按重估金額或公平價值計量(詳情見下文所載會計政策)外,綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外,綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

綜合賬目基準

綜合財務報告包括本公司及受其控制之實體(其附屬公司)之財務報告。倘本公司有權控制該實體之財務及經營政策,以從其活動中獲取利益,則視為擁有控制權。

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合全面收益表。

所有集團內公司間交易、結餘、收入及開支已於綜合賬目時抵銷。

收購附屬公司額外權益不會導致控制權變動,因此不屬於香港財務報告準則第3號「業務合併」所界定之業務合併。收購成本超出所收購額外權益應佔附屬公司資產及負債賬面值之款項則確認為商譽。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Basis of consolidation *(CONT'D)*

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

3. 主要會計政策*(續)*

綜合賬目基準*(續)*

於綜合附屬公司資產淨值之少數股東權益與本集團之應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益，惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

業務合併

收購附屬公司以購買法入賬。收購成本按於交換日期給予資產之公平價值、所產生或承擔之負債及本集團為換取所收購公司之控制權而發行之股本票據之總和計量，另加業務合併直接應佔之任何成本。根據香港財務報告準則第3號，符合確認條件之所收購公司之可識別資產、負債及或然負債，於收購日期按公平價值確認。

收購產生之商譽乃確認為資產，初步按成本計量，即業務合併成本超過本集團於已確認之可識別資產、負債及或然負債公平淨值之權益的數額。於重估後，倘本集團於所收購公司之可識別資產、負債及或然負債之公平淨值之權益超過業務合併成本，則超出之數額即時於損益內確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Business combinations *(CONT'D)*

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be transferred to the accumulated profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Goodwill arising on an acquisition of a business is carried at cost less any accumulated impairment losses and is presented separately in the consolidated statement of financial position.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss for goodwill is not reversed in subsequent periods.

3. 主要會計政策*(續)*

業務合併*(續)*

所收購公司之少數股東權益初步按少數股東所佔已確認資產、負債及或然負債之公平淨值比例計量。

商譽

於2001年4月1日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至累計溢利。

收購業務所產生之商譽乃按成本值減任何累計減值虧損列賬，並於綜合財務狀況報表分開呈列。

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於損益內直接確認。商譽減值虧損不會於往後期間撥回。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Goodwill *(CONT'D)*

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Investment in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. 主要會計政策*(續)*

商譽*(續)*

其後出售有關現金產生單位時，在釐定其出售溢利或虧損時須計入應佔已撥充資本商譽。

於聯營公司之投資

聯營公司指投資者對其擁有重大影響力之實體，且不屬於附屬公司或於合營公司之權益。重大影響力乃有權參與被投資公司之財務及經營政策決定，而非控制或共同控制該等政策。

聯營公司之業績及資產與負債按權益法列入此綜合財務報告。根據權益法，於聯營公司之投資於綜合財務狀況報表按成本列賬，並就本集團應佔聯營公司資產淨值之收購後變動調整，減除任何已確定減值虧損。當本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益，本集團則不再確認其應佔虧損。本集團只在已引致法定或推定責任或已代表該聯營公司支付款項之情況下，方撥備額外之應佔虧損及確認負債。

收購成本超出於收購日期本集團應佔聯營公司已確認之可識別資產、負債及或然負債公平淨值之任何差額，乃確認作商譽。商譽會計入該項投資之賬面值並作為投資項目一部份評估有否減值。

倘集團實體與本集團聯營公司進行交易，溢利與虧損將相互撇銷，惟以本集團於有關聯營公司之權益為限。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods is recognised when goods are delivered and title has been passed.

Commission income is recognised when services are rendered.

Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Dividend income from investments excluding financial assets at fair value through profit or loss is recognised when the Group's right to receive payment has been established.

Property, plant and equipment

Property, plant and equipment including land and buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost or revalued amounts less subsequent accumulated depreciation and accumulated impairment losses.

3. 主要會計政策*(續)*

收入確認

收入按已經或應可收取之代價公平價值計算，指於日常業務中出售貨品之應收金額，並扣除折扣及銷售相關稅項。

貨品銷售收入於貨品已付運及擁有權已轉移時確認。

佣金收益於提供服務時確認。

金融資產(不包括按公平價值計入損益之金融資產)之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃於初步確認時透過金融資產預計年期將估計日後收取之現金準確貼現至該項資產賬面淨值之利率。

投資(不包括按公平價值計入損益之金融資產)產生之股息收益於本集團收取該款項之權利確立時確認。

物業、廠房及設備

除在建工程除外，物業、廠房及設備(包括用作生產或供應貨品或服務或作行政用途所持有之土地及樓宇)，乃按成本值或重估款項減其後累計折舊及累計減值虧損入賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Property, plant and equipment *(CONT'D)*

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the other property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the other property revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress and leasehold properties over their estimated useful lives using the reducing balance method.

3. 主要會計政策*(續)*

物業、廠房及設備*(續)*

本集團應用香港會計準則第16號「物業、廠房及設備」第80A段之過渡豁免，故毋須按規定定期重估本集團按1995年9月30日前重估金額列賬之土地及樓宇，因而並無進一步重估此等土地及樓宇。於1995年9月30日前，重估此等資產所產生重估增加計入其他物業重估儲備。此等資產價值任何日後減少將列作開支處理，惟以超逾早前重估相同資產有關之其他物業重估儲備結餘(如有)為限。倘其後出售或廢棄重估資產，相關重估盈餘轉撥至累計溢利。

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程之發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

香港租賃物業之成本值或估值經計及估計剩餘價值後以直線基準按40年計算折舊。香港以外地區租賃物業以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

除在建工程及租賃物業外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Property, plant and equipment *(CONT'D)*

The land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases except for those that are classified and accounted for as investment properties under the fair value model.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in profit or loss in the period in which the item is derecognised.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

3. 主要會計政策*(續)*

物業、廠房及設備*(續)*

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約，並以物業、廠房及設備列賬。若能就租賃款項可靠地分配，於土地之租賃權益應作為經營租賃，惟使用公平價值模式分類且列作投資物業者除外。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之期間計入損益內。

投資物業

投資物業乃持作賺取租金及／或資本增值之物業。

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平價值模式以其公平價值計量。投資物業公平價值變動產生之損益於產生期間計入損益內。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Investment properties *(CONT'D)*

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognised.

Transfer to investment property will be made only when there is a change in use, evidenced by an end of owner-occupation for a transfer from owner-occupied property to investment property. For a transfer from owner-occupied property to investment property that will be carried at fair value, the difference at that date between the carrying amount of the property and its fair value is credited to the other property revaluation reserve.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated statement of financial position when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

3. 主要會計政策 *(續)*

投資物業 *(續)*

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之期間計入損益內。

物業僅於轉變用途、並於業主證明將自用物業轉為投資物業時撥至投資物業。對於由自用物業轉撥至按公平價值列賬之投資物業而言，物業之賬面值與公平價值於該日之差額將計入其他物業重估儲備內。

金融工具

當集團實體成為工具合約條文之訂約方，即於綜合財務狀況報表確認金融資產及金融負債。金融資產及金融負債初步按公平價值計量。收購或發行金融資產及金融負債(除按公平價值計入損益之金融資產及金融負債外)之直接應計交易成本，於初步確認時會計入或扣自金融資產或金融負債之公平價值(按適用情況而定)。收購按公平價值計入損益之金融資產或金融負債之直接應計交易成本，即時於損益確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss, of which interest income is included in net gains or losses.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產

本集團之金融資產分為三個類別，包括按公平價值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。

實際利率法

實際利率法乃計算金融資產之攤銷成本及按相關期間攤分利息收益之方法。實際利率為於初步確認時透過金融資產的估計可使用年期(或適當時按較短期間)將估計未來現金收入(包括所有支付或收取構成整體實際利率之費用、交易成本及其他溢價或折讓)準確貼現至賬而淨值之利率。

債務工具之收入乃按實際利率基準確認，惟該等分類為按公平價值計入損益之金融資產除外，其利息收益於淨損益列賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

按公平價值計入損益之金融資產

按公平價值計入損益之金融資產分兩類，包括持作買賣之金融資產及於初步確認時指定按公平價值計入損益列賬者。

以下金融資產分類為持作買賣：

- 其主要是為於短期內出售而購入；或
- 其屬於本集團一併管理的可確認財務工具組合的一部份，以及有近期短期獲利之實際模式；或
- 其為衍生工具但並非指定或有效之對沖工具。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Financial assets at fair value through profit or loss (CONT'D)

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial instruments: Recognition and measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are measured at fair value, with changes in fair value arising from remeasurement recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend earned on the financial assets.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

按公平價值計入損益之金融資產(續)

金融資產(持作買賣之金融資產除外)可於初始確認後指定按公平價值計入損益，惟：

- 所指定必須用以消除或大幅減少可能出現不一致之計量或確認歧異；或
- 根據本集團之既定風險管理或投資策略及有關內部提供基準之分組資料，管理其金融資產(金融資產構成一組金融資產或金融負債或兩者)，且其表現按公平價值評估；或
- 其構成包含一個或多個內含衍生工具之合約之一部份，且香港會計準則第39號「金融工具：確認及計量」准許全部合併之合約(資產或負債)按公平價值計入損益列值。

按公平價值計入損益之金融資產按公平價值計量，而因重新計量而產生之公平價值變動則於產生期間直接在損益確認。除金融資產所賺取之股息外，收益或虧損淨額乃於損益確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including debtors, deposits, amounts due from associates and bank balances and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. Available-for-sale financial assets are measured at fair value at the end of the reporting period. Changes in fair value are recognised in other comprehensive income and accumulated in investment revaluation reserve, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously accumulated in investment revaluation reserve is reclassified to profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at the end of the reporting period (see accounting policy on impairment loss on financial assets below).

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

貸款及應收款項

貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後，貸款及應收款項(包括應收賬款、按金、應收聯營公司款項及銀行結存及現金)以實際利率法按攤銷成本減任何已識別減值虧損入賬(見下文有關金融資產減值虧損之會計政策)。

可供出售金融資產

可供出售金融資產為指定為此類別或並無分類為按公平價值計入損益之金融資產、貸款及應收款項或持至到期日之投資之非衍生工具。於報告期間末，可供出售金融資產按公平價值計量。公平價值變動於其他全面收益確認，并於投資重估儲備累計，直至金融資產出售或釐定出現減值為止，屆時之前於投資重估儲備確認之累計收益或虧損會重新分類至損益(見下文有關金融資產減值虧損之會計政策)。

並無於活躍市場報價及其公平價值無法可靠計量之可供出售股本投資，乃於報告期間末按成本減任何已識別減值虧損計量(見下文有關金融資產減值虧損之會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period ranging from 30 days to 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

金融資產減值

金融資產(除按公平價值計入損益之金融資產外)於報告期間末被評估是否有減值跡象。倘有客觀証據顯示，金融資產之估計未來現金流量因於初步確認該金融資產後發生的一項或多項事件而受到影響時，則金融資產會作出減值。

就可供出售之股本投資而言，該投資之公平價值嚴重或持續低於其成本則被視為有客觀證據證明出現減值。

就所有其他金融資產而言，減值的客觀證據可包括發行人或對手方出現重大財務困難；或欠繳或拖欠利息或本金付款；或借款人很可能宣告破產或財務重組。

就若干類別的金融資產(如貿易應收賬款)而言，資產不會被單獨作出減值評估後再匯集一併作減值評估。應收賬款組合減值之客觀證據包括本集團之過往收款經驗，組合內延遲還款至超逾平均信貸期(介乎30日至90日)之次數增加，以及與應收賬款逾期有關之全國或地方經濟狀況明顯改變。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets *(CONT'D)*

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade debtors, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade debtor is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

金融資產減值(續)

就按攤銷成本列賬之金融資產而言，當有客觀證據顯示資產已減值，則於損益中確認減值虧損，並以其資產賬面值與按原實際利率貼現計算其估計未來現金流量現值之間的差額計量。

就按成本入賬之金融資產而言，減值虧損金額按資產賬面值與估計未來現金流量現值（按同類金融資產目前之市場回報率貼現）兩者之差額計量。該等減值虧損其後將不會撥回。

與所有金融資產有關的減值虧損會直接於金融資產賬面值中作出扣減，惟貿易應收賬款之賬面值會透過撥備賬作出扣減。撥備賬之賬面值變動於損益內確認。當貿易應收賬款被視為不可收回時，將於撥備賬內撇銷。過往已撇銷的款項如其後收回，將計入損益內。

就按攤銷成本計量的金融資產而言，如在其後期間減值虧損金額減少，而有關減少在客觀上與確認減值虧損後發生的事件有關，則先前已確認的減值虧損將透過損益予以撥回，惟該資產在撥回減值當日的賬面值不得超過如無確認減值的攤銷成本。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets *(CONT'D)*

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in other comprehensive income and accumulated in investment revaluation reserve.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities and derivative financial instruments that do not qualify for hedge accounting.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

金融資產減值*(續)*

可供出售股本投資之減值虧損其後將不會於損益中撥回。於減值虧損後錄得之任何公平價值增加乃直接於其他全面收益確認，并於投資重估儲備累計。

金融負債及權益

由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括不合資格按對沖會計處理之其他金融負債及衍生金融工具。

實際利率法

實際利率法乃計算金融負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按金融負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

利息開支按實際利率基準確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial liabilities and equity *(CONT'D)*

Financial liabilities

Financial liabilities including creditors, amounts due to associates, bank overdrafts and borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognised and deducted directly from equity. No gains or loss is recognised in profit or loss on the purchase or cancellation of the Company's own equity instruments. Consideration paid is recognised directly in equity.

Derivative financial instruments that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of the reporting period. The resulting gain or loss is recognised in profit or loss immediately.

3. 主要會計政策*(續)*

金融工具*(續)*

金融負債及權益*(續)*

金融負債

金融負債包括應付賬款、應付聯營公司賬項、銀行透支及借款，其後採用實際利率法按攤銷成本計量。

股本工具

由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

贖回本公司本身之股本工具於權益中直接確認及扣除。於購買或註銷本公司本身之股本工具時，並不會在損益確認溢利或虧損。已付代價直接於權益確認。

不合資格按對沖會計處理之衍生金融工具

不合資格按對沖會計法處理之衍生工具於訂立衍生工具合約之日按公平價值初步確認，其後於報告期間末按公平價值重新計量。有關損益即時於損益表確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in other comprehensive income is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

3. 主要會計政策*(續)*

金融工具*(續)*

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收及應收代價及已直接於其他全面收益確認之累計損益總和間之差額，於損益確認。倘本集團保留所轉讓資產擁有權之幾乎所有風險及回報，本集團則繼續確認金融資產，並就已收取所得款項確認抵押借貸。

當於有關合約訂明之責任獲履行、取消或屆滿時則剔除確認金融負債。剔除確認之金融負債賬面值與已付及應付代價間之差額，於損益確認。

股份付款交易

以權益結算之股份付款交易

授予僱員之購股權

所獲服務公平價值乃參考購股權於授出當日之公平價值釐定，當所授出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益(購股權儲備)作出相應增加。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Share-based payment transactions *(CONT'D)*

Equity-settled share-based payment transactions *(CONT'D)*

Share options granted to employees *(CONT'D)*

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to accumulated profits.

For share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 April 2005, the financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in profit or loss in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following have been demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

- the intention to complete the intangible asset and use or sell it;

3. 主要會計政策*(續)*

股份付款交易*(續)*

以權益結算之股份付款交易*(續)*

授予僱員之購股權*(續)*

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權於歸屬日期後被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

就於2002年11月7日或之前已向僱員授出，或於2002年11月7日後已授出及於2005年4月1日前歸屬之購股權而言，授出購股權之財政影響直至購股權獲行使時方會在綜合財務報告中記錄，而且不會就授出之購股權價值在損益內確認支出。在行使購股權時，由此而發行之股份乃按股份之面值記錄為額外股本，而每股股份行使價超逾股份面值之金額乃列為股份溢價。在行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊剔除。

研究及開發支出

研究活動之支出於產生期間確認為支出。

倘及僅倘以下所有事項均獲證實，則會確認開發（或自內部項目開發階段）所產生之內部產生無形資產：

- 完成該無形資產以使其能夠使用或出售在技術上具有可行性；

- 具有完成該無形資產並使用或出售之意圖；

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Research and development expenditure *(CONT'D)*

- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

The resultant asset is amortised on a straight line basis over its useful life on the same basis as intangible assets acquired separately, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

3. 主要會計政策*(續)*

研究及開發支出*(續)*

- 有能力使用或出售該無形資產；
- 該無形資產將如何產生潛在未來經濟利益；
- 有足夠的技術、財務和其他資源支持，以完成該無形資產的開發，並使用或出售該無形資產；及
- 開發階段歸屬該無形資產之支出能夠可靠計量。

就源自內部產生之無形資產初步確認之金額指由該無形資產首次符合上述確認條件當日起出現之開支總額。當內部產生之無形資產未能確認，則開發支出會於產生期間從損益賬中扣除。

最終之資產乃按可使用年期以直線法攤銷，與獨立收購之無形資產之基準相同，並按成本值減其後累計攤銷及累計減值虧損列賬。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Impairment (other than goodwill)

At the end of the reporting period, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

3. 主要會計政策*(續)*

商譽以外之減值

於報告期間末，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

稅項

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於綜合全面收益表所呈報溢利。本集團即期稅項負債按報告期間末已經或大致上頒佈之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Taxation *(CONT'D)*

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

3. 主要會計政策*(續)*

税項*(續)*

遞延税項按綜合財務報告所列資產及負債賬面值與計算應課税溢利時所用相關税基兩者之暫時差額確認。遞延税項負債一般就一切應課税暫時差額確認入賬，而遞延税項資產則一般就一切可扣減暫時差額於可能有應課税溢利對銷可用之可扣減暫時差額時確認入賬。倘暫時差額因商譽或初步確認並不影響應課税溢利或會計溢利之交易(業務合併除外)之其他資產及負債而產生，則不會確認該等資產及負債。

遞延税項負債就與於附屬公司及聯營公司之投資相關之應課税暫時差額而予以確認，惟集團在可控制暫時差額之撥回以及暫時差額於可預見將來不可能撥回時的情況下則除外。與該等投資相關之可扣減暫時差額所產生之遞延税項資產僅於可能有足夠應課税溢利動用暫時差額之得益及預計於可見未來撥回時確認。

遞延税項資產之賬面值於報告期間末檢討，當應課税溢利不再足以收回所有或部分資產時將予調低。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Taxation *(CONT'D)*

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is recognised in profit or loss, except when it relates to items that are recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity respectively.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in profit or loss on a straight line basis over the term of the relevant lease.

The Group as lessee

Operating lease payments are recognised as an expense on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

3. 主要會計政策*(續)*

稅項*(續)*

遞延稅項資產及負債按預期於清償負債或變現資產之期間適用之稅率計量，並根據截至報告期間末前已頒佈或大致已頒佈之稅率(及稅法)為基準。遞延稅項負債及資產之計量反映本集團預期於報告期間末收回或結算其資產及負債賬面值之方式所帶來之稅務結果。遞延稅項於損益確認，除非遞延稅項與於其他全面收益或直接於權益確認之項目相關，在該情況下遞延稅項亦分別於其他全面收益或直接於權益確認。

租約

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

本集團作為出租人

經營租約租金收益以直線法於相關租期在損益確認。

本集團作為承租人

經營租約付款以直線基準於相關租期確認為開支。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale for which the commencement date for capitalisation is on or after 1 April 2009, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the end of the reporting period, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity (the translation reserve).

3. 主要會計政策(續)

借貸成本

因收購、建造或生產需較長時間籌備方可用作擬定用途或銷售之合資格資產直接產生且開始資本化日期為2009年4月1日或之後之借貸成本，計入該等資產之成本中，直至該等資產已大致可供用作擬定用途或銷售為止。於特定借貸撥作合資格資產開支前所作臨時投資賺取之投資收益，自合資格撥充資本之借貸成本中扣除。

所有其他借貸成本於產生期間在損益中確認。

外幣

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣(外幣)進行之交易，按交易日期當時匯率以其功能貨幣(即該實體於主要經濟環境經營之貨幣)記錄。於報告期間末，以外幣列值之貨幣項目按該日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

就呈報綜合財務報告而言，本集團於海外業務之資產及負債，按報告期間末當時匯率換算為本集團呈報貨幣(即港元)，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兑差額(如有)於其他全面收益確認，并於權益(匯兑儲備)累計。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Retirement benefits costs

Payments to state-managed retirement benefits scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses when employees have rendered services entitling them to contributions.

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

3. 主要會計政策*(續)*

退休福利成本

對國家管理之退休福利計劃或強制性公積金計劃(「強積金計劃」)作出之供款於僱員提供服務後符合領取有關供款資格時列作支出。

4. 估計不確定因素之主要來源

在應用附註3所述之本集團會計政策之過程中，本公司董事須就無法即時從其他途徑獲取資產及負債之賬面值作出估計及假設。有關估計及相關假設乃基於過往經驗及其他被視為相關之因素作出。實際結果可能不同於該等估計。

該等估計及相關假設按持續基準進行檢討。如修訂該等會計估計只影響修訂期間，則該等估計在該期間確認，如有關修訂影響現時及未來期間，則在修訂期間及未來期間確認。

有關未來之主要假設，以及於報告期間末估計不明朗因素之其他主要來源等重大風險，可能導致對下一財政年度資產負債賬面值作出重大調整，討論如下。

4. KEY SOURCE OF ESTIMATION UNCERTAINTY *(CONT'D)*

Allowances for inventories

The management of the Group reviews the physical conditions and saleability of inventories at the end of the reporting period, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions. As at 31 March 2010, the carrying amount of inventories is HK$325,718,000 (2009: HK$402,471,000), net of allowance for obsolete and slow-moving inventories of HK$40,498,000 (2009: HK$36,995,000).

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2010, the carrying amount of goodwill is HK$26,484,000 (2009: HK$26,541,000). Details of the recoverable amount calculation are disclosed in note 18.

4. 估計不確定因素之主要來源 *(續)*

存貨撥備

本集團管理層於報告期間末審閱存貨之實質情況及可銷售性，並就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消費品之可變現淨值。於2010年3月31日，存貨之賬面值為325,718,000港元(2009年：402,471,000港元)，已扣除陳舊及滯銷存貨40,498,000港元(2009年：36,995,000港元)。

商譽減值

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於2010年3月31日，商譽賬面值為26,484,000港元(2009年：26,541,000港元)。有關可收回金額計算法之詳情於附註18披露。

4. KEY SOURCE OF ESTIMATION UNCERTAINTY *(CONT'D)*

Income taxes

As at 31 March 2010, no deferred tax asset was recognised in the Group's consolidated statement of financial position in relation to the estimated unused tax losses of HK$250,894,000 (2009: HK$199,082,000) due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future taxable profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in profit or loss in the period in which such a recognition or reversal takes place.

4. 估計不確定因素之主要來源 *(續)*

所得税

於2010年3月31日，基於無法預見未來溢利來源，並無於本集團綜合財務狀況報表就估計未動用税項虧損250,894,000港元(2009年：199,082,000港元)確認遞延税項資產。遞延税項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課税暫時差額。當所產生實際未來應課税溢利與預期相若，則可能產生重大之遞延税項資產確認或撥回，並會於確認或撥回之期間於損益確認。

5. SEGMENT INFORMATION

The Group has adopted HKFRS 8 "Operating Segments" with effect from 1 April 2009. HKFRS 8 is a disclosure standard that requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker for the purpose of allocating resources to segments and assessing their performance. In contrast, the predecessor Standard (HKAS 14 "Segment Reporting") required an entity to identify two sets of segments (business and geographical) using a risks and returns approach, with the entity's system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments. In the past, the Group's primary reporting format was business segments. The application of HKFRS 8 has not resulted in a redesignation of the Group's reportable operating segments as compared with the primary reportable operating segments determined in accordance with HKAS 14, but resulted in change in the basis of measurement of segment result, segment assets and segment liabilities.

5. 分類資料

本集團已採納於2009年4月1日生效之香港財務報告準則第8號「經營分類」。香港財務報告準則第8號乃一項披露準則，規定以本集團各部門之內部報告作為區分經營分類之基準，並以本集團主要經營決策者就於不同分類間分配資源及評估其表現定期檢討之分類為準則。相反，先前之準則(香港會計準則第14號「分類呈報」)乃要求實體按風險及回報方式區分業務及地區兩套分類，而該實體之向主要管理人員作出之內部財務呈報制度僅作為識別有關分類之起始點。過往，本集團之主要報告形式為按業務分類。與根據香港會計準則第14號釐定之主要可申報經營分類比較，應用香港財務報告準則第8號並未導致本集團之可申報經營分類須重新指定，但改變了計量分部業績、分部資產及分部負債之基準。

5. SEGMENT INFORMATION *(CONT'D)*

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products (representing consumer electronic audio and video equipment, musical instruments and accessories) and securities trading. These divisions are the basis on which the Group reports its segment information.

5. 分類資料(*續*)

本集團業務由兩個分部組成，分別是電子產品(即消費電子影音設備、樂器及配件)設計、製造及銷售以及證券買賣。該等分部乃本集團報告其分類資料之基準。

Segment revenue and results

An analysis of the Group's revenue, which represents sales of goods, and results by reportable segments is as follows:

分部收入及業績

按本集團可申報分部之收入(即銷售貨品)及業績分析如下：

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2010	**截至2010年3月31日止年度**			
TURNOVER	**營業額**	738,262	–	738,262
SEGMENT RESULTS	**分部業績**	(103,193)	8,159	(95,034)
Interest income	利息收益			162
Unallocated income	未分配收益			5,134
Unallocated expenses	未分配開支			(12,416)
Increase in fair value of investment properties	投資物業之公平價值增加			37,134
Finance costs	融資成本			(10,692)
Loss before taxation	除税前虧損			(75,712)
Taxation	税項			(1,468)
Loss for the year	本年度虧損			(77,180)

5. SEGMENT INFORMATION *(CONT'D)* 5. 分類資料*(續)*

Segment revenues and results *(CONT'D)* 分部收入及業績*(續)*

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2009	**截至2009年3月31日止年度**			
TURNOVER	**營業額**	1,281,062	–	1,281,062
SEGMENT RESULTS	**分部業績**	(58,422)	(12,789)	(71,211)
Interest income	利息收益			525
Unallocated income	未分配收益			5,045
Unallocated expenses	未分配開支			(13,503)
Decrease in fair value of investment properties	投資物業之公平價值減少			(16,736)
Finance costs	融資成本			(22,528)
Loss before taxation	除税前虧損			(118,408)
Taxation	税項			(1,280)
Loss for the year	本年度虧損			(119,688)

The accounting policies of the reportable segments are the same as the Group's accounting policies described in note 3. Segment results represent the results from each segment without allocation of central administration costs incurred by head office, increase/decrease in fair value of investment properties, interest income, dividend income from available-for-sale investments, rental income, finance costs and taxation. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

可申報分部之會計政策與附註3所述之本集團會計政策相同。分部業績指各分部之業績，當中並未分配總辦事處產生之中央行政成本、投資物業之公平價值增加／減少、利息收益、可供出售之投資之股息收益、租金收益、融資成本及税項。此乃向主要經營決策者呈報以供其分配資源及評估表現之計量標準。

5. SEGMENT INFORMATION *(CONT'D)*

5. 分類資料*(續)*

Segment assets and liabilities

分部資產及負債

An analysis of the Group's assets and liabilities by reportable segments is as follows:

按本集團可申報分部之資產及負債分析如下：

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
At 31 March 2010	於2010年3月31日			
ASSETS	資產			
Segment assets	分部資產	712,392	18,658	731,050
Unallocated corporate assets	未分配公司資產			256,675
Consolidated total assets	合計總資產			987,725
LIABILITIES	負債			
Segment liabilities	分部負債	144,779	275	145,054
Unallocated corporate liabilities	未分配公司負債			228,554
Consolidated total liabilities	合計總負債			373,608
At 31 March 2009	於2009年3月31日			
ASSETS	資產			
Segment assets	分部資產	953,994	10,180	964,174
Unallocated corporate assets	未分配公司資產			233,318
Consolidated total assets	合計總資產			1,197,492
LIABILITIES	負債			
Segment liabilities	分部負債	184,556	619	185,175
Unallocated corporate liabilities	未分配公司負債			336,620
Consolidated total liabilities	合計總負債			521,795

5. SEGMENT INFORMATION *(CONT'D)*

5. 分類資料*(續)*

Segment assets and liabilities *(CONT'D)*

分部資產及負債*(續)*

Unallocated corporate assets mainly represent investment properties, available-for-sale investments, deferred tax assets, amounts due from associates, taxation recoverable and bank balances and cash.

未分配公司資產主要指投資物業、可供出售之投資、遞延税項資產、應收聯營公司賬項、可收回税項及銀行結存及現金。

Unallocated corporate liabilities mainly represent borrowings, amounts due to associates, taxation payable and deferred tax liabilities.

未分配公司負債主要指借貸、應付聯營公司賬項、應付税項及遞延税項負債。

Other segment information

其他分類資料

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Amounts included in the measurement of segment result or segment assets:	**納入分部業績或分部資產計量之款項：**			
Year ended 31 March 2010	**截至2010年3月31日止年度**			
Additions of property, plant and equipment	增購物業、廠房及設備	18,840	–	18,840
Amortisation of product development costs	產品發展成本攤銷	260	–	260
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	–	(2,451)	(2,451)
Increase in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值增加	–	(71)	(71)
Increase in fair value of investments held for trading	持作買賣之投資之公平價值增加	–	(5,476)	(5,476)
Release of prepaid lease payments	預付租賃款項撥回	121	–	121
Depreciation of property, plant and equipment	物業、廠房及設備折舊	47,380	–	47,380
Allowance for doubtful debts	呆賬撥備	2,005	–	2,005
Allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備	11,291	–	11,291
Impairment loss recognised in respect of other receivables	其他應收款項確認之減值虧損	7,767	–	7,767

5. SEGMENT INFORMATION *(CONT'D)* 5. 分類資料*(續)*

Other segment information *(CONT'D)* 其他分類資料*(續)*

Year ended 31 March 2009	**截至2009年3月31日止年度**			
Additions of property, plant and equipment	增購物業、廠房及設備	34,576	–	34,576
Amortisation of product development costs	產品發展成本攤銷	347	–	347
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	–	(1,667)	(1,667)
Decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值減少	–	1,591	1,591
Decrease in fair value of investments held for trading	持作買賣之投資之公平價值減少	–	12,868	12,868
Release of prepaid lease payments	預付租賃款項撥回	1,386	–	1,386
Depreciation of property, plant and equipment	物業、廠房及設備折舊	53,514	–	53,514
Allowance for doubtful debts	呆賬撥備	14,436	–	14,436
Allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備	10,451	–	10,451

5. SEGMENT INFORMATION *(CONT'D)*

5. 分類資料*(續)*

Other segment information *(CONT'D)*

其他分類資料*(續)*

Amounts regularly provided to the chief operating decision maker but not included in the measurement of segment result or segment assests:

定期呈報予主要經營決策者但未納入分部業績或分部資產計量之款項如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Investment properties	投資物業	**145,350**	91,916
Interest in associates	應佔聯營公司權益	**8,174**	8,071
Increase (decrease) in fair value of investment properties	投資物業之公平價值增加(減少)	**37,134**	(16,736)
Interest expense	利息開支	**10,692**	22,528
Impairment loss recognised in respect of goodwill – unallocated	已確認商譽之減值虧損－未分配	**–**	1,569

Geographical segments

地區分類

The Group's operations are located in North America, Europe, Hong Kong (place of domicile), Mainland China, Japan and Korea and other countries.

本集團之業務分佈於北美、歐洲、香港(居住地點)、中國大陸、日本、韓國及其他國家。

5. SEGMENT INFORMATION *(CONT'D)*

Geographical segments *(CONT'D)*

The Group's revenue from external customers (based on location of customers) and information about its non-current assets by geographical location of the assets are detailed below:

5. 分類資料*(續)*

地區分類*(續)*

本集團來自外部客戶之收入(按客戶所在地區)及有關其非流動資產(按資產所在地區)之詳情如下：

		Revenue from external customers Year ended 31 March 來自外部客戶之收入 截至3月31日止年度		Non-current assets (note) 非流動資產(附註)	
		2010 HK$'000 千港元	2009 HK$'000 千港元	**2010 HK$'000 千港元**	2009 HK$'000 千港元
United States of America	美國	**470,094**	829,352	**6,849**	8,444
Europe	歐洲	**144,107**	356,038	**–**	–
Canada	加拿大	**107,434**	29,147	**185**	301
Mainland China	中國大陸	**1,864**	85	**157,830**	178,825
Japan and Korea	日本及韓國	**379**	–	**–**	–
Hong Kong	香港	**235**	39,549	**256,570**	275,382
Other countries	其他國家	**14,149**	26,891	**–**	77
		738,262	1,281,062	**421,434**	463,029

Note: Non-current assests excluded available-for-sale investments and deferred tax assets.

附註：非流動資產不包括可供出售之投資及遞延税項資產。

5. SEGMENT INFORMATION *(CONT'D)*

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total revenue of the Group are as follows:

5. 分類資料*(續)*

有關主要客戶之資料

有關年度佔本集團收入總額10%以上之客戶收入載列如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Customer A[1]	客戶A[1]	**131,485**	N/A不適用[2]
Customer B[1]	客戶B[1]	**127,525**	149,476
Customer C[1]	客戶C[1]	**80,294**	213,252
Customer D[1]	客戶D[1]	**N/A不適用[2]**	217,165
Customer E[1]	客戶E[1]	**N/A不適用[2]**	177,678

1 Revenue from electronic products.

2 The corresponding revenue did not contribute over 10% of the total sales of the Group.

1 來自電子產品之收入。

2 相關收入並未達到本集團銷售總額之10%以上。

6. OTHER INCOME
6. 其他收入

		2010 HK$'000 千港元	2009 HK$'000 千港元
Other income includes:	其他收入包括：		
Claims received	已收賠款	–	302
Commission	佣金	753	3,362
Dividend income from available-for-sale investments	可供出售之投資之股息收益	255	356
Dividend income from investments held-for-trading	持作買賣之投資之股息收益	161	3
Exchange gain, net	匯兑收益，淨額	5,138	–
Gain on disposal of prepaid lease payments	出售預付租賃款項之溢利	2,661	–
Interest income	利息收益	162	525
(Loss) gain on disposal of property, plant and equipment	出售物業、廠房及設備之(虧損)溢利	(168)	15,268
Rental income (note)	租金收益(附註)	4,879	4,689
Repairing income	維修收益	21	2,333
Sale of scrap materials	廢料銷售收益	839	1,623

Note: Outgoings of HK$182,000 (2009: HK$406,000) were incurred resulting in net rental income of HK$4,697,000 (2009: HK$4,283,000).

附註：182,000港元(2009年：406,000港元)為租金收益淨額4,697,000港元(2009年：4,283,000港元)所產生之開支。

7. FINANCE COSTS
7. 融資成本

		2010 HK$'000 千港元	2009 HK$'000 千港元
Interest on borrowings wholly repayable within five years	須於五年內悉數償還之借貸之利息	10,692	22,528

8. LOSS BEFORE TAXATION 8. 除稅前虧損

		2010 HK$'000 千港元	2009 HK$'000 千港元
Loss before taxation has been arrived at after charging:	除稅前虧損之計算已扣除：		
Allowance for doubtful debts	呆賬撥備	2,005	14,436
Allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備	11,291	10,451
Amortisation of product development costs (included in administrative expenses)	產品發展成本攤銷（計入行政費用內）	260	347
Auditors' remuneration	核數師酬金	3,854	3,858
Depreciation of property, plant and equipment	物業、廠房及設備折舊	47,380	53,514
Exchange loss, net	匯兑虧損，淨額	–	6,620
Impairment loss recognised in respect of available-for-sale investments (included in administrative expenses)	已確認可供出售投資之減值虧損（計入行政費用內）	2	4
Impairment loss recognised in respect of goodwill (included in administrative expenses)	已確認商譽之減值虧損（計入行政費用內）	–	1,569
Impairment loss recognised in respect of other receivables	其他應收款項確認之減值虧損	7,767	–
Minimum lease payments under operating leases in respect of rented premises	租賃樓宇之經營租約最低租金支出	6,653	10,301
Release of prepaid lease payments	預付租賃款項撥回	121	1,386
Research and development costs (note (a))	研究及開發成本（附註(a)）	35,477	42,813
Staff costs including directors' remuneration (note (b))	員工成本，包括董事酬金(附註(b))	101,081	154,104

Notes:

(a) The research and development costs included staff costs of HK$6,833,000 (2009: HK$11,070,000).

(b) The staff costs for the year included retirement benefits scheme contributions of HK$1,359,000 (2009: HK$1,868,000) and share-based payments of HK$73,000 (2009: HK$142,000).

附註：

(a) 研究及開發成本包括員工成本6,833,000港元(2009年：11,070,000港元)。

(b) 本年度之員工成本包括退休福利計劃供款1,359,000港元(2009年：1,868,000港元)及以股份支付之付款73,000港元(2009年：142,000港元)。

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

9. 董事及僱員酬金

Details of emoluments paid by the Group to each of the directors are as follows:

本集團已付各董事之酬金詳情如下：

For the year ended 31 March 2010

截至2010年3月31日止年度

		Fees 袍金 HK$'000 千港元	Salaries and other short term employee benefits 薪金及其他短期僱員福利 HK$'000 千港元	Performance related incentive payments 績效獎勵付款 HK$'000 千港元	Retirement benefits scheme contributions 退休福利計劃供款 HK$'000 千港元	Total emoluments 酬金總額 HK$'000 千港元
Executive directors:	執行董事：					
Lau Sak Hong, Philip	劉錫康	–	6,425	–	12	6,437
Lau Sak Kai, Anthony	劉錫淇	–	1,013	–	12	1,025
Lau Sak Yuk, Andy	劉錫澳	–	890	–	12	902
Non-executive director:	非執行董事：					
Hon Sheung Tin, Peter	韓相田	50	–	–	–	50
Independent non-executive directors:	獨立非執行董事：					
Ho Hau Chong, Norman	何厚鏘	50	–	–	–	50
Chan Chak Chung	陳澤仲	50	–	–	–	50
Chuck Winston Calptor	卓育賢	50	–	–	–	50
		200	8,328	–	36	8,564

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(CONT'D)*

9. 董事及僱員酬金*(續)*

For the year ended 31 March 2009

截至2009年3月31日止年度

		Fees 袍金 HK$'000 千港元	Salaries and other short term employee benefits 薪金及其他短期僱員福利 HK$'000 千港元	Performance related incentive payments 績效獎勵付款 HK$'000 千港元	Retirement benefits scheme contributions 退休福利計劃供款 HK$'000 千港元	Total emoluments 酬金總額 HK$'000 千港元
Executive directors:	**執行董事：**					
Lau Sak Hong, Philip	劉錫康	50	6,062	133	190	6,435
Lau Sak Kai, Anthony	劉錫淇	50	1,377	46	67	1,540
Lau Sak Yuk, Andy	劉錫澳	50	1,231	46	60	1,387
Non-executive director:	**非執行董事：**					
Hon Sheung Tin, Peter	韓相田	109	24	–	–	133
Independent non-executive directors:	**獨立非執行董事：**					
Ho Hau Chong, Norman	何厚鏘	50	–	–	–	50
Chan Chak Chung	陳澤仲	50	–	–	–	50
Chuck Winston Calptor	卓育賢	50	–	–	–	50
		409	8,694	225	317	9,645

The performance related incentive payments are determined with reference to performance of the individual and the Group's performance and profitability for each of the two years ended 31 March 2010.

績效獎勵付款乃參考員工個人表現及本集團截至2010年3月31日止兩年各年之表現及盈利能力而釐定。

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(CONT'D)*

9. 董事及僱員酬金*(續)*

Employees

僱員

The five highest paid individuals of the Group included three (2009: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2009: two) highest paid employees are as follows:

本集團五名最高薪酬之人士包括三名(2009年：三名)董事，有關彼等酬金之詳情已於上文披露，其餘兩名(2009年：兩名)最高薪酬僱員之酬金如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Salaries and other short term employee benefits	薪金及其他短期僱員福利	2,397	3,106
Performance related incentive payments	績效獎勵付款	–	80
Retirement benefits scheme contributions	退休福利計劃供款	24	24
		2,421	3,210

Emoluments of these employees were within the following bands:

此等僱員酬金之金額範圍如下：

		Number of employees 僱員人數 2010	2009
HK$1,000,001 – HK$1,500,000	1,000,001港元 – 1,500,000港元	2	1
HK$1,500,001 – HK$2,000,000	1,500,001港元 – 2,000,000港元	–	1

10. TAXATION

10. 稅項

		2010 HK$'000 千港元	2009 HK$'000 千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax	香港利得稅		
Current year	本年度	60	46
Overprovision in prior years	過往年度超額撥備	(88)	(1,830)
		(28)	(1,784)
Taxation in other jurisdictions	其他司法區之稅項		
Current year	本年度	754	812
Under(over)provision in prior years	過往年度少提(超額)撥備	13	(22)
		767	790
Deferred taxation (note 30)	遞延稅項(附註30)	729	2,274
		1,468	1,280

Hong Kong Profits Tax is calculated at 16.5% (2009: 16.5%) of the estimated assessable profit for the year.

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which reduced corporate profits tax rate by 1% to 16.5% effective from the year of assessment 2008/2009. Therefore, Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

香港利得稅以本年度之估計應課稅溢利按稅率16.5%(2009年：16.5%)計算。

於2008年6月26日，香港立法會通過《2008年收入條例草案》，將公司利得稅稅率調低1%至16.5%，自2008年／2009年評稅年度生效。因此，香港利得稅以兩個年度之估計應課稅溢利按稅率16.5%計算。

於其他司法區產生之稅項乃按個別司法區之現行稅率計算。

10. TAXATION *(CONT'D)*

10. 稅項*(續)*

Taxation for the year can be reconciled to the loss before taxation per the consolidated statement of comprehensive income as follows:

本年度稅項與綜合全面收益表所示除稅前虧損對賬如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Loss before taxation	除稅前虧損	**(75,712)**	(118,408)
Tax credit at the domestic income tax rate of 16.5% (2009: 16.5%)	按本地所得稅稅率16.5%(2009年：16.5%)計算之稅項抵免	**(12,492)**	(19,537)
Tax effect of share of profits of associates	應佔聯營公司溢利之稅項影響	**(78)**	(95)
Tax effect of expenses not deductible for taxation purposes	不可扣稅費用之稅項影響	**7,719**	6,169
Tax effect of income not taxable for taxation purposes	毋須課稅收益之稅項影響	**(2,141)**	(2,974)
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法區經營業務之附屬公司不同稅率之影響	**567**	(6,207)
Tax effect of tax losses not recognised	未確認稅務虧損之稅項影響	**11,215**	21,825
Tax effect of utilisation of tax losses previously not recognised	動用先前未確認之稅務虧損之稅項影響	**(2,726)**	(75)
Effect of tax exemption granted to a subsidiary (note)	附屬公司所獲稅項豁免之影響(附註)	**–**	(145)
Overprovision in prior years	過往年度超額撥備	**(75)**	(1,852)
Decrease in opening deferred tax liabilities resulting from a decrease in applicable rate	適用稅率調低以致期初遞延稅項負債減少	**–**	(176)
Others	其他	**(521)**	4,347
Taxation for the year	本年度稅項	**1,468**	1,280

Note: The subsidiary is exempted from taxation in other jurisdiction pursuant to the relevant laws and regulations in that jurisdiction.

附註：該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之稅項。

11. DIVIDENDS

The directors have resolved not to recommend a dividend for the year ended 31 March 2010 (2009: nil).

11. 股息

董事議決不建議派發截至2010年3月31日止年度之股息(2009年：無)。

12. LOSS PER SHARE

The calculation of the basic and diluted loss per share is based on the following data:

12. 每股虧損

每股基本及攤薄虧損乃根據以下資料計算：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Loss attributable to owners of the Company for the purposes of basic and diluted loss per share	為計算每股基本及攤薄虧損之本公司擁有人應佔虧損	**(67,490)**	(110,186)

		Number of shares 股份數目 2010	 2009 (restated) (經重列)
Weighted average number of shares for the purposes of basic and diluted loss per share	為計算每股基本及攤薄虧損之加權平均股份數目	**918,553,929**	918,995,644

The number of shares for the purposes of calculating basic and diluted earnings per share for both years has been adjusted to reflect the open offer (see note 41(b)) completed in July 2010.

已調整用於計算兩個年度之每股基本及攤薄盈利之股份數目，以反映於2010年7月完成之公開發售(見附註41(b))。

The calculation of diluted loss per share for 2010 and 2009 does not assume the exercise of the outstanding share options as it would result in a decrease in the loss per share for both years and the exercise prices of those options are higher than the average market price for shares for both years.

計算2010年及2009年之每股攤薄虧損時乃假設並無行使尚未行使之購股權，皆因行使有關購股權將導致該等年度之每股虧損減少，且該等購股權之行使價高於該等年度股份之平均市價。

13. INVESTMENT PROPERTIES

13. 投資物業

		2010 HK$'000 千港元	2009 HK$'000 千港元
Fair value of investment properties	投資物業之公平價值：		
At beginning of the year	於年初	91,916	108,652
Transfer from leasehold properties	轉撥自租賃物業	16,300	–
Increase (decrease) in fair value	公平價值增加（減少）	37,134	(16,736)
At end of the year	於年結日	145,350	91,916
The carrying amount of investment properties comprises properties situated on land held under:	投資物業賬面值包括位於以下列租約持有之土地之物業：		
Long leases in Hong Kong	在香港以長期租約持有	130,900	77,750
Long leases outside Hong Kong	在香港以外以長期租約持有	14,450	14,166
		145,350	91,916

The fair values of the Group's investment properties have been arrived at on the basis of valuations carried out at the end of the reporting period by an independent qualified professional valuer not connected with the Group. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

本集團投資物業之公平價值乃根據與本集團並無關連之獨立合資格專業估值師於報告期間末所進行估值計算所得。該估值乃參考同類物業市場交易價格後達致。

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2010, the carrying amount of such property interests amounted to HK$145,350,000 (2009: HK$91,916,000).

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並入賬列作投資物業。於2010年3月31日，該等物業權益之賬面值為145,350,000港元(2009年：91,916,000港元)。

14. PROPERTY, PLANT AND EQUIPMENT 14. 物業、廠房及設備

		Leasehold properties 租賃物業 HK$'000 千港元	Computer equipment 電腦設備 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Construction in progress 在建工程 HK$'000 千港元	Total 總計 HK$'000 千港元
COST OR VALUATION	成本值或估值							
At 1 April 2008	於2008年4月1日	120,376	29,372	111,262	15,388	543,670	419	820,487
Additions	添置	145	1,277	901	555	31,698	–	34,576
Disposal	出售	(11,451)	(1,045)	(8,910)	(3,766)	(12,750)	–	(37,922)
At 31 March 2009	於2009年3月31日	109,070	29,604	103,253	12,177	562,618	419	817,141
Additions	添置	–	412	225	214	17,989	–	18,840
Disposal	出售	–	(92)	(136)	(1,137)	–	(419)	(1,784)
Transfer to investment properties (note)	轉撥至投資物業(附註)	(8,300)	–	–	–	–	–	(8,300)
At 31 March 2010	於2010年3月31日	100,770	29,924	103,342	11,254	580,607	–	825,897
Comprising:	包括:							
At cost	成本值	79,670	29,924	103,342	11,254	580,607	–	804,797
At valuation – 1991	估值-1991年	21,100	–	–	–	–	–	21,100
		100,770	29,924	103,342	11,254	580,607	–	825,897
DEPRECIATION	折舊							
At 1 April 2008	於2008年4月1日	22,670	19,792	90,643	12,199	376,608	–	521,912
Provided for the year	本年折舊	2,257	2,261	4,067	724	44,205	–	53,514
Eliminated on disposal	出售時撇銷	(7,178)	(941)	(7,849)	(3,490)	(11,392)	–	(30,850)
At 31 March 2009	於2009年3月31日	17,749	21,112	86,861	9,433	409,421	–	544,576
Provided for the year	本年折舊	1,713	1,993	3,267	546	39,861	–	47,380
Eliminated on disposal	出售時撇銷	–	(60)	(83)	(940)	–	–	(1,083)
Eliminated on transfer	轉撥時撇銷	(2,628)	–	–	–	–	–	(2,628)
At 31 March 2010	於2010年3月31日	16,834	23,045	90,045	9,039	449,282	–	588,245
CARRYING VALUES	賬面值							
At 31 March 2010	於2010年3月31日	83,936	6,879	13,297	2,215	131,325	–	237,652
At 31 March 2009	於2009年3月31日	91,321	8,492	16,392	2,744	153,197	419	272,565

14. PROPERTY, PLANT AND EQUIPMENT *(CONT'D)*

Note: During the year ended 31 March 2010, the management resolved to rent out certain of its leasehold properties to outsiders for rental income and ended the owner occupation. These properties should be accounted for as investment properties. Upon the transfer from property, plant and equipment to investment properties, these properties were revalued with the increase in fair value of HK$10,628,000 credited to the other property valuation reserve.

The cost or valuation of leasehold properties in Hong Kong, which included prepaid lease payments that cannot be allocated reliably between the land and building elements, is depreciated over forty years and after taking into account of the estimated residual value. The cost of buildings situated on leasehold land outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

Depreciation is provided to write off the cost of other property, plant and equipment, other than construction in progress, over their estimated useful lives, using the reducing balance method at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

14. 物業、廠房及設備*(續)*

附註：截至2010年3月31日止年度，管理層議決向外部人士出租本公司若干租賃物業以收取租金收入並終止業主佔用。該等物業應列作投資物業。自物業、廠房及設備轉撥至投資物業時，該等物業獲重估，而公平價值之增值10,628,000港元計入其他物業估值儲備。

當預付租賃款項未能可靠地分配至土地及建築物部份時，香港租賃物業之成本值或估值按40年計算折舊及考慮到估計剩餘價值。位於香港以外地區之租賃土地之樓宇之成本以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

其他物業、廠房及設備(在建工程除外)乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

電腦設備	25%
傢俬、裝置及設備	10 - 25%
汽車	20 - 25%
廠房及機器	15 - 30%

14. PROPERTY, PLANT AND EQUIPMENT *(CONT'D)*

14. 物業、廠房及設備*(續)*

The carrying value of the leasehold properties shown above comprises properties situated on land held under:

上述租賃物業包括位於以下列租約持有之土地之物業，賬面值為：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Long leases in Hong Kong	在香港以長期租約持有	20,529	26,621
Medium term leases outside Hong Kong	在香港以外以中期租約持有	63,407	64,700
		83,936	91,321

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties with a carrying amount at 31 March 2010 of HK$20,529,000 (2009: HK$26,621,000) been carried at cost less accumulated depreciation and accumulated impairment losses, the carrying value of the leasehold properties at 31 March 2010 would have been stated at HK$15,641,000 (2009: HK$20,554,000).

租賃物業由一家獨立專業估值師行於1991年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16號第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業於2010年3月31日賬面值為20,529,000港元(2009年：26,621,000港元)按成本值減累計折舊及累計減值虧損列賬，租賃物業於2010年3月31日之賬面淨值將約為15,641,000港元(2009年：20,554,000港元)。

15. PREPAID LEASE PAYMENTS

15. 預付租賃款項

The Group's prepaid lease payments comprise:

本集團之預付租賃款項包括：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Leasehold land held under medium term leases outside Hong Kong	在香港境外以中期租約持有之租賃土地	3,895	65,062
Analysed for reporting purposes as:	就申報目的分析為：		
Current asset	流動資產	121	1,386
Non-current asset	非流動資產	3,774	63,676
		3,895	65,062

16. PRODUCT DEVELOPMENT COSTS

16. 產品發展成本

		HK$'000 千港元
COST	成本值	
At 1 April 2008, 31 March 2009 and 31 March 2010	於2008年4月1日、2009年3月31日及2010年3月31日	1,732
AMORTISATION	攤銷	
At 1 April 2008	於2008年4月1日	1,125
Charge for the year	年度扣除	347
At 31 March 2009	於2009年3月31日	1,472
Charge for the year	年度扣除	260
At 31 March 2010	於2010年3月31日	1,732
CARRYING VALUE	賬面值	
At 31 March 2010	於2010年3月31日	–
At 31 March 2009	於2009年3月31日	260

Product development costs are amortised over a period of five years on a straight line basis.

產品發展成本以直線法於五年期內攤銷。

17. GOODWILL / 17. 商譽

		HK$'000 千港元
COST	成本值	
At 1 April 2008	於2008年4月1日	27,671
Acquisition/deemed acquisition of additional interests in subsidiaries	收購／被視為收購附屬公司額外權益	944
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	(505)
At 31 March 2009	於2009年3月31日	28,110
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	(57)
At 31 March 2010	於2010年3月31日	28,053
IMPAIRMENT	減值	
Impairment losses recognised in profit or loss during the year ended 31 March 2009 and balance at 31 March 2009 and 31 March 2010	截至2009年3月31日止年度於損益確認之減值虧損及於2009年3月31日及2010年3月31日之結餘	(1,569)
CARRYING VALUE	賬面值	
At 31 March 2010	於2010年3月31日	26,484
At 31 March 2009	於2009年3月31日	26,541

Particulars regarding impairment testing on goodwill are disclosed in note 18.

商譽之減值測試詳情於附註18披露。

18. IMPAIRMENT TESTING ON GOODWILL

For the purposes of impairment testing, goodwill of carrying value amounting to HK$26,484,000 (2009: HK$26,541,000) as set out in note 17 has been allocated to three cash-generating units ("CGUs"), including three subsidiaries in the design, manufacture and sale of electronic products segment amounting to HK$8,111,000, HK$17,665,000 and HK$708,000 (2009: HK$8,111,000, HK$17,722,000 and HK$708,000), respectively. During the year ended 31 March 2009, full impairment loss was recognised in respect of goodwill of HK$1,569,000 which was related to a subsidiary engaged in e-business but became inactive.

18. 商譽之減值測試

就減值測試而言，附註17所載賬面值為26,484,000港元(2009年：26,541,000港元)之商譽已被分配至三個現金產生單位(「現金產生單位」)，包括三家設計、製造及銷售電子產品業務之附屬公司，分別為8,111,000港元、17,665,000港元及708,000港元(2009年：8,111,000港元、17,722,000港元及708,000港元)。截至2009年3月31日止年度，就商譽確認之全數減值虧損1,569,000港元乃與從事電子商貿但暫無營業之一家附屬公司有關。

18. IMPAIRMENT TESTING ON GOODWILL *(CONT'D)*

The recoverable amount of the relevant CGUs has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during budgeted period. The management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budget for the next five years approved by the management using a discount rate of 7.55% (2009: 7.43%). As the recoverable amount of the relevant calls exceeds the carrying value of goodwill, no impairment loss is recognised.

18. 商譽之減值測試*(續)*

相關現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及預算期內收入和直接成本之預計變動。管理層採用除税前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。收入及直接成本之變動根據慣例及對市場未來變動的期望作出估計。

於本年度，本集團根據管理層對未來五年最新財務預算之現金流量預測，採用貼現率7.55%(2009年：7.43%)審閱商譽減值。由於相關現金產生單位之可收回金額超過商譽之賬面值，故並無確認減值。

19. INTEREST IN ASSOCIATES

19. 應佔聯營公司權益

		2010 HK$'000 千港元	2009 HK$'000 千港元
Cost of investment in associates, unlisted	於聯營公司投資成本，非上市	**9,310**	9,310
Share of post-acquisition profits, net of dividend received	應佔收購後溢利，扣除已收股息	**(1,136)**	(1,239)
		8,174	8,071

19. INTEREST IN ASSOCIATES *(CONT'D)*

19. 應佔聯營公司權益*(續)*

Details of the Group's associates are as follows:

本集團之聯營公司詳情如下：

Name of associate 聯營公司名稱	Form of business structure 業務結構形式	Place of registration/ operations 註冊/營業地點	Nominal value of registered capital 註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	 2009	Principal activities 主要業務
Danehill Investments (Holdings) Limited	Limited liability company 有限責任公司	Cayman Islands 開曼群島	HK$7,000,000 7,000,000港元	48.28%	48.28%	Investment holding 投資控股
Interforce Limited ("Interforce") 賢邦有限公司(「賢邦」)	Limited liability company 有限責任公司	Hong Kong 香港	HK$500,000 500,000港元	30%	30%	Trading in electronic products 買賣電子產品

The associates are indirectly held by the Company through its wholly-owned subsidiaries.

聯營公司由本公司透過其全資附屬公司間接持有。

Included in the cost of investment in associates is goodwill of HK$3,779,000 (2009: HK$3,779,000) arising on acquisition of an associate in prior years.

於聯營公司之投資成本包括過往年度收購聯營公司所產生之商譽3,779,000港元(2009年：3,779,000港元)。

19. INTEREST IN ASSOCIATES *(CONT'D)*

19. 應佔聯營公司權益*(續)*

The summarised financial information in respect of the Group's associates is set out below:

有關本集團聯營公司之財務資料概列如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Total assets	資產總值	31,220	24,545
Total liabilities	負債總額	(18,660)	(12,344)
Net assets	資產淨值	12,560	12,201
Share of net assets	應佔資產淨值	4,395	4,292
Turnover	營業額	136,907	211,642
Profit for the year	本年度溢利	1,589	1,997
Share of profits and other comprehensive income of associates	應佔聯營公司溢利及其他全面收益	472	578

20. AVAILABLE-FOR-SALE INVESTMENTS

20. 可供出售之投資

		2010 HK$'000 千港元	2009 HK$'000 千港元
Equity securities	股本證券		
Unlisted shares, at cost	非上市股份，按成本	26,690	26,690
Less: Impairment losses recognised	減：已確認減值虧損	(2,650)	(2,650)
		24,040	24,040
Listed shares outside Hong Kong, at fair value	於香港境外上市股份，按公平價值	6	8
		24,046	24,048
Analysed for reporting purposes as:	就申報目的分析為：		
Non-current asset	非流動資產	24,046	24,048

20. AVAILABLE-FOR-SALE INVESTMENTS *(CONT'D)*

At the end of the reporting period, all listed shares included in available-for-sale investments are stated at fair value. Fair values of these investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment loss at the end of the reporting period because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Included in unlisted equity securities was an investment of 17% (2009: 17%) equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. An impairment loss of HK$2,500,000 was recognised in the consolidated financial statements in prior years. At 31 March 2010, the directors reviewed the recoverability of its carrying amount of HK$23,000,000 (2009: HK$23,000,000) with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that the carrying value of the interest in Net Plus is recoverable.

20. 可供出售之投資*(續)*

於報告期間末，可供出售之投資之所有上市股份均以公平價值列賬。此等投資之公平價值經參考活躍市場所報買入價釐定。

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平價值估計範圍甚大，本公司董事認為未能可靠計算其公平價值，因此該等投資於報告期間末按成本減減值虧損計算。

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited（「Net Plus」）之17%（2009年：17%）股本權益投資。過往年度已於綜合財務報告確認減值虧損2,500,000港元。於2010年3月31日，董事參考預期源自該投資之估計日後現金流量現值後審閱其賬面值23,000,000港元(2009年：23,000,000港元)之可收回性，並認為可收回於Net Plus之權益之賬面值。

21. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS/ DERIVATIVE FINANCIAL INSTRUMENTS

21. 指定為按公平價值計入損益之金融資產／衍生金融工具

			Assets 資產		Liabilities 負債	
			2010 HK$'000 千港元	2009 HK$'000 千港元	2010 HK$'000 千港元	2009 HK$'000 千港元
(i)	Financial assets designated at fair value through profit or loss settled on net basis:	(i) 以淨額結算之指定為按公平價值計入損益之金融資產：				
	Buy-write certificates on:	下列各項之購買沖銷票據：				
	– equity securities listed in Hong Kong	–於香港上市之股本證券	3	258	–	–
	– equity securities listed outside Hong Kong	–於香港境外上市之股本證券	–	540	–	–
			3	798	–	–
(ii)	Derivative financial instruments not designated as hedging instruments settled on net basis:	(ii) 以淨額結算之非指定為對沖工具之衍生金融工具：				
	Options on equity securities listed outside Hong Kong	於香港境外上市之股本證券之選擇權	–	–	(275)	(50)
			3	798	(275)	(50)

21. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS/ DERIVATIVE FINANCIAL INSTRUMENTS *(CONT'D)*

The buy-write certificates contain embedded derivatives which are not closely related to the host contracts, accordingly, the entire combined contracts have been designed as financial assets at fair value through profit or loss.

On inception of the buy-write certificates, the strike price of the underlying equity securities, maturity date and observation period has been determined. At the end of each observation period or on maturity of the buy-write certificates, market price of the underlying equity securities will be compared to the strike price. The buy-write certificates will be terminated and settled in cash if the market price is higher than strike price. The buy-write certificates will be settled in shares if the market price is lower than the strike price.

The fair values of buy-write certificates are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities and the fair values of options on equity securities are determined with reference to quoted market ask prices.

21. 指定為按公平價值計入損益之金融資產／衍生金融工具*(續)*

購買沖銷票據包含與主合約無密切關連之嵌入式衍生工具，因此，所有合併合約已指定為按公平價值計入損益之金融資產。

於訂立購買沖銷票據時，已釐定相關股本證券之行使價、到期日及觀察期。於各觀察期結束時或購買沖銷票據屆滿時，相關股本證券之市價將與行使價進行比較。倘購買沖銷票據之市價高於行使價，購買沖銷票據將被終止及以現金支付，倘購買沖銷票據之市價低於其行使價，沖銷票據將以股票來平倉。

購買沖銷票據之公平價值乃由証券經紀採用估值模式根據相關股本證券之股價、波幅及股息率等數據計算之市價而釐定,而股本證券之選擇權之公平價值乃參照所報市場要價而釐定。

22. INVENTORIES

22. 存貨

		2010 HK$'000 千港元	2009 HK$'000 千港元
Raw materials	原材料	**98,974**	116,511
Work in progress	在製品	**6,936**	7,581
Finished goods	製成品	**219,808**	278,379
		325,718	402,471

The cost of inventories recognised as an expense in the consolidated statement of comprehensive income during the year amounted to HK$610,322,000 (2009: HK$1,024,197,000).

於本年度，於綜合全面收益表確認為支出之存貨成本達610,322,000港元(2009年：1,024,197,000港元)。

23. DEBTORS, DEPOSITS AND PREPAYMENTS 23. 應收賬項、按金及預付款項

		2010 HK$'000 千港元	2009 HK$'000 千港元
Trade debtors	應收貿易賬項	**66,135**	102,003
Deposits with securities brokers	證券經紀之按金	**4,785**	3,034
Advances to suppliers	墊款予供應商	**15,385**	30,585
Prepayments and other receivables	預付款項及其他應收款項	**28,942**	24,489
Consideration receivable for disposal of property, plant and equipment	出售物業、廠房及設備之應收代價	**–**	21,340
		115,247	181,451

The aged analysis of trade debtors net of allowance for doubtful debts presented based on the invoice date at the end of the reporting period is as follows:

於報告期間末按發票日期呈列之應收貿易賬項(扣除呆賬撥備)之賬齡分析如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
0 – 30 days	0 – 30日	**37,640**	67,376
31 – 60 days	31 – 60日	**5,802**	5,002
61 – 90 days	61 – 90日	**4,690**	9,338
Over 90 days	超過90日	**18,003**	20,287
		66,135	102,003

23. DEBTORS, DEPOSITS AND PREPAYMENTS *(CONT'D)*

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers. Before accepting any new customers, the management will internally assess the credit quality of the potential customer and define appropriate credit limits. Management closely monitors the credit quality of trade and other receivables and considers the trade and other receivables that are neither past due nor impaired to be of a good quality.

Included in the Group's trade debtors are debtors with aggregate carrying amount of HK$22,320,000 (2009: HK$20,998,000) which are past due as at the reporting date for which the Group has not provided for impairment loss. The directors of the Company determined that these receivables are either due from customers of good credit quality with no history of default or covered by credit insurance. The Group does not hold any collateral over these balances.

The aged analysis of trade debtors which are past due but not impaired is as follows:

23. 應收賬項、按金及預付款項 *(續)*

本集團給予其貿易客戶之賒賬期介乎30日至90日。於接納任何新客戶前，管理層將內部評估潛在客戶之信貸質素及訂立適當之信貸限額。管理層密切監察貿易及其他應收賬項之信貸質素，並認為未逾期亦無減值之貿易及其他應收賬項之質素良好。

本集團之應收貿易賬項包括賬面總值22,320,000港元(2009年：20,998,000港元)之應收賬項，於報告日期已逾期，但本集團並未作出減值虧損撥備。本公司董事確定此等應收賬項為應收信貸質素良好且無拖欠紀錄之客戶之款項或受信貸保險保障。本集團並無就此等結餘持有任何抵押品。

已逾期但無減值之應收貿易賬項之賬齡分析如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
31 – 60 days	31 - 60日	–	711
61 – 90 days	61 - 90日	4,317	–
Over 90 days	超過90日	18,003	20,287
		22,320	20,998

Based on the experience of the management and repayment record of the customers, trade receivables which are past due but not impaired and not associated with litigations are generally recoverable. For those balances associated with litigations, the directors of the Company will assess the cases based on legal advices from lawyers and provide allowance for the irrecoverable debts.

根據管理層之經驗及客戶之還款記錄，已逾期但未減值且與訴訟無關之應收賬款一般可收回。就該等與訴訟相關之結餘而言，本公司董事將根據律師之法律意見評估該等案件，並就不可收回債項提供撥備。

23. DEBTORS, DEPOSITS AND PREPAYMENTS *(CONT'D)*

23. 應收賬項、按金及預付款項 *(續)*

Movements in the allowance for doubtful debts

呆賬撥備變動

		2010 HK$'000 千港元	2009 HK$'000 千港元
At beginning of the year	年初	30,872	16,436
Impairment losses recognised on debtors	已確認應收賬項之減值虧損	2,005	14,436
Amount written off	撇銷金額	(2,606)	–
At end of the year	年終	30,271	30,872

Included in the allowance for doubtful debts are individually impaired trade debtors with an aggregated balance of HK$28,212,000 (2009: HK$28,813,000) which have either been placed under liquidation or in financial difficulties.

呆賬撥備包括個別已減值之應收貿易賬項，總結餘為28,212,000港元(2009年：28,813,000港元)，原因是該等客戶已清盤或有財政困難。

The management has withdrawn a litigation against a trade debtor in prior year as they consider that the legal and professional expenses involved will be high, and the related debtor balance of HK$2,059,000 (2009: HK$2,059,000) was individually impaired.

管理層已於過往年度撤回對一名貿易債務人之訴訟，乃由於所涉及之法律及專業費用將會很高，而相關應收賬項結餘2,059,000港元(2009年：2,059,000港元)已個別減值。

Included in trade debtors are debts discounted with recourse amounting to HK$24,215,000 (2009: HK$3,310,000) and factored debtors amounting to nil (2009: HK$35,643,000). For debts discounted with recourse and factored debtors, the Group will need to repay the financial institutions if there are credit losses on the receivables before the end of discounting/factoring period, accordingly, the Group continues to recognise the full carrying amount of those debtors and has recognised the cash received as a secured borrowing (see note 28).

應收貿易賬項包括具追索權貼現債務24,215,000港元(2009年：3,310,000港元)及已貼現應收賬項零港元(2009年：35,643,000港元)。就具追索權貼現債務及已貼現應收賬項而言，倘於貼現期間結束前應收賬項出現信貸虧損，則本集團將需要向金融機構還款；因此，本集團繼續全數確認該等應收賬項之賬面值，並確認已收現金為有抵押借貸(見附註28)。

24. AMOUNTS DUE FROM/TO ASSOCIATES

The amounts are unsecured, interest-free and repayable within one year.

24. 應收／應付聯營公司賬項

有關款項為無抵押、免息及須於一年內當要求時償還。

25. INVESTMENTS HELD FOR TRADING

25. 持作買賣之投資

		2010 HK$'000 千港元	2009 HK$'000 千港元
Listed securities	上市證券		
Equity securities listed in Hong Kong	於香港上市之股本證券	3,473	1,253
Equity securities listed outside Hong Kong	於香港境外上市之股本證券	10,404	5,702
		13,877	6,955

26. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less at an average interest rate of 0.01% (2009: 0.01%) per annum.

26. 銀行結存及現金

銀行結存及現金包括本集團所持現金，以及原定於三個月或以內到期，且平均年利率為0.01厘(2009年：0.01厘)之短期銀行存款。

27. CREDITORS AND ACCRUED CHARGES 27. 應付賬項及應計費用

		2010 HK$'000 千港元	2009 HK$'000 千港元
Trade creditors	應付貿易賬項	**92,621**	120,323
Royalty and withholding tax payable	應付專利費及預扣税	**15,181**	15,488
Other creditors and accrued expenses	其他應付賬項及應計開支	**36,977**	49,416
		144,779	185,227

The aged analysis of trade creditors presented based on the invoice date at the end of the reporting period is as follows:

於報告期間末按發票日期呈列之應付貿易賬項之賬齡分析如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
0 – 30 days	0 - 30日	**18,684**	29,264
31 – 60 days	31 - 60日	**16,859**	16,914
61 – 90 days	61 - 90日	**2,032**	19,641
Over 90 days	超過90日	**55,046**	54,504
		92,621	120,323

The average credit period on purchases of goods is 90 days.

採購貨品之平均賒賬期為90日。

28. BORROWINGS 28. 借貸

		2010 HK$'000 千港元	2009 HK$'000 千港元
Borrowings comprise the followings:	借貸包括下列各項：		
Trust receipts and import loans	信託收據及入口貸款	48,696	89,547
Short term loans	短期貸款	119,197	166,521
Loans related to bills discounted with recourse	有關具追索權貼現票據之貸款	24,215	3,310
Bank loan	銀行貸款	27,281	38,390
Debt factoring loans	債權貼現貸款	–	28,323
		219,389	326,091
Analysed as:	分析：		
Secured	有抵押	25,613	32,879
Unsecured	無抵押	193,776	293,212
		219,389	326,091

The borrowings are repayable as follows: 應償還借貸如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
On demand or within one year	當要求時或一年內	219,389	302,309
More than one year but not exceeding two years	一年後但兩年內	–	11,110
More than two years but not more than five years	兩年後但五年內	–	12,672
		219,389	326,091
Less: Amounts due within one year shown under current liabilities	減：流動負債所示於一年內到期之款項	(219,389)	(302,309)
		–	23,782

28. BORROWINGS *(CONT'D)*

The Group's borrowings are floating-rate borrowings which are interest bearing at a range from 1.1% to 3.7% (2009: 0.7% to 4.4%) per annum. Interest is repriced every month.

28. 借貸*(續)*

本集團之借貸為浮息借貸，按年利率1.1厘至3.7厘(2009年：0.7厘至4.4厘)計息。有關利息於每月重新定價。

29. BANK OVERDRAFTS

At 31 March 2010, the Group's bank overdrafts bear interest at floating-rate. The interest was charged at an average interest rate of 5.0% (2009: nil) per annum. Interest was repriced every month.

29. 銀行透支

於2010年3月31日，本集團之銀行透支按浮動利率計息。有關利息按平均年利率5.0厘(2009年：無)計算，並於每月重新定價。

30. DEFERRED TAXATION

The followings are the major deferred tax (liabilities) assets recognised and movements thereon during the current and prior years:

30. 遞延稅項

本年度及過往年度已確認主要遞延稅項(負債)資產及其變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Revaluation of investment properties 投資物業重估 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Others 其他 HK$'000 千港元 (note) (附註)	Total 總額 HK$'000 千港元
At 1 April 2008	於2008年4月1日	(6,322)	(5,937)	7,027	7,603	2,371
Effect of change in tax rate	稅率變動之影響	364	141	(313)	(16)	176
(Charge) credit to profit or loss	(扣自)計入損益	(1,661)	2,250	(1,563)	(1,476)	(2,450)
At 31 March 2009	於2009年3月31日	(7,619)	(3,546)	5,151	6,111	97
Credit (charge) to profit or loss	計入(扣自)損益	2,768	(3,237)	2,413	(2,673)	(729)
Charge to other property revaluation reserve	於其他物業重估儲備扣除	–	(590)	–	–	(590)
A 31 March 2010	於2010年3月31日	(4,851)	(7,373)	7,564	3,438	(1,222)

Note: Others mainly represent temporary difference arising from unrealised profits on inventories.

附註：其他主要指存貨之未變現溢利所產生之暫時差異。

30. DEFERRED TAXATION *(CONT'D)*

For the purposes of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

30. 遞延稅項*(續)*

就於綜合財務狀況報表呈列而言，若干遞延稅項資產及負債已對銷。用作財務報告用途之遞延稅項結餘分析如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Deferred tax assets	遞延稅項資產	3,245	5,918
Deferred tax liabilities	遞延稅項負債	(4,467)	(5,821)
		(1,222)	97

The Group has not recognised deferred tax asset in respect of tax losses of HK$250,894,000 (2009: HK$199,082,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$85,120,000 (2009: HK$184,072,000) that will expire in the years of 2011 to 2030 (2009: 2010 to 2023), other tax losses may be carried forward indefinitely.

由於未能預計未來溢利來源，本集團並無就稅項虧損250,894,000港元(2009年：199,082,000港元)確認遞延稅項資產。未確認稅項虧損包括85,120,000港元(2009年：184,072,000港元)將於2011年至2030年(2009年：2010年至2023年)到期之虧損，其他稅項虧損可無限期結轉。

Deferred taxation has not been provided for in the consolidated financial statements in respect of the temporary differences attributable to the undistributed retained profits earned by the subsidiaries in People's Republic of China ("PRC") amounting to approximately HK$11,463,000 (2009: HK$8,410,000) starting from 1 January 2008 under the New Law of PRC that requires withholding tax upon the distribution of such profits to the shareholders as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

根據中國新法例，由2008年1月1日起，中華人民共和國(「中國」)之附屬公司須於向股東分派保留溢利時繳納預扣稅。由於本集團可控制暫時差異之撥回時間及不大可能於可見將來撥回暫時差異，因此綜合財務報告並無就中國之附屬公司之未分派保留溢利之暫時差異之遞延稅項約11,463,000港元(2009年：8,410,000港元)計提撥備。

31. SHARE CAPITAL 31. 股本

		Number of shares 股份數目	HK$'000 千港元
Ordinary shares of HK$0.40 each	每股面值0.40港元之普通股		
Authorised:	法定股本：		
At 1 April 2008, 31 March 2009 and 31 March 2010	於2008年4月1日、2009年3月31日及2010年3月31日	1,250,000,000	500,000
Issued and fully paid:	已發行及繳足股本：		
At 1 April 2008	於2008年4月1日	790,378,828	316,151
Repurchase of shares	購回股份	(5,290,000)	(2,116)
At 31 March 2009 and 31 March 2010	於2009年及2010年3月31日	785,088,828	314,035

Details of the changes in the share capital of the Company are as follows:

本公司之股本變動詳情如下：

(a) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2009 as follows:

(a) 截至2009年3月31日止年度內，本公司在聯交所購回其股份如下:

Month 月份		Number of shares 股份數目	Price per share 每股價格 Lowest 最低 HK$ 港元	Price per share 每股價格 Highest 最高 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
September 2008	**2008年9月**	2,245,000	0.310	0.330	709
October 2008	**2008年10月**	3,045,000	0.100	0.275	495
		5,290,000			1,204

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回價之折讓已從累計溢利扣除。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

All shares issued rank pari passu with the then existing shares in all respects.

所有已發行股份在各方面與當時現有已發行之股份享有同等權益。

32. SHARE OPTION SCHEMES

Share option schemes of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

32. 購股權計劃

本公司之購股權計劃

本公司已於2002年9月12日舉行之股東特別大會上通過及採用為期5年之購股權計劃(「舊計劃」)。舊計劃旨在就參與者對本集團作出之貢獻提供鼓勵或獎勵。舊計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

根據本公司舊計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而整體已授出及有待行使之全部未行使購股權股份數目，不可超過不時已發行股份之30%。

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之股份總數不可超逾當時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過5年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The offer of a grant of share options could be accepted within 21 days from the date of offer. The consideration for the grant was HK$1 and it would in no circumstance be refundable.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted to empolyees pursuant to the Old Scheme were as follows:

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

授出購股權之要約可自授出日期起計21日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已向僱員授出之購股權變動情況如下：

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options 購股權數目: Outstanding at beginning of the year 於年初尚未行使	Lapsed during the year 年內失效	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2010	截至2010年3月31日止年度				
2 November 2004	2004年11月2日	0.814	500,000	(500,000)	–
5 January 2006	2006年1月5日	0.89	12,000,000	–	12,000,000
13 November 2006	2006年11月13日	1.45	2,000,000	–	2,000,000
4 January 2007	2007年1月4日	1.66	220,000	–	220,000
1 February 2007	2007年2月1日	1.72	40,000	–	40,000
7 March 2007	2007年3月7日	1.93	3,000,000	–	3,000,000
			17,760,000	(500,000)	17,260,000
Exercisable at the end of the year	年終可予行使				17,260,000
Weighted average exercise price (HK$)	加權平均行使價（港元）		1.07	0.814	1.15

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Lapsed during the year 年內失效	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度				
10 October 2003	2003年10月10日	0.86	3,000,000	(3,000,000)	–
2 November 2004	2004年11月2日	0.814	500,000	–	500,000
5 January 2006	2006年1月5日	0.89	12,000,000	–	12,000,000
13 November 2006	2006年11月13日	1.45	2,000,000	–	2,000,000
4 January 2007	2007年1月4日	1.66	220,000	–	220,000
1 February 2007	2007年2月1日	1.72	40,000	–	40,000
7 March 2007	2007年3月7日	1.93	3,000,000	–	3,000,000
			20,760,000	(3,000,000)	17,760,000
Exercisable at the end of the year	年終可予行使				17,760,000
Weighted average exercise price (HK$)	加權平均行使價（港元）		1.10	0.86	1.07

The above share options were granted for an exercise period of five years from the date of grant of the share options.

以上購股權由授出日期起五年內行使。

No share options have been granted to the directors of the Company pursuant to the Old Scheme.

本公司並無根據舊計劃授予董事任何購股權。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 month period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

本公司於2008年1月15日舉行之股東特別大會上通過及採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與人包括本集團之全職僱員(包括董事,不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之所有購股權獲行使而可能發行之最高股份總數,不得超過新計劃於2008年1月15日採納日期之已發行股份之10%,而整體已授出及有待行使之全部未行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內,各參與者行使獲授購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%,除非若干條件獲達成。

購股權可行使期限由董事局決定,惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options can be accepted within 28 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the options granted to the employees pursuant to the New Scheme were as follows:

32. 購股權計劃(續)

本公司之購股權計劃(續)

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計28日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

根據新計劃已向僱員授出之購股權變動情況如下：

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options outstanding at beginning and at end of the year 於年初及年終尚未行使之購股權數目
For the year ended 31 March 2010	截至2010年3月31日止年度		
23 January 2008	2008年1月23日	1.042	150,000
28 January 2008	2008年1月28日	0.96	346,000
15 October 2008	2008年10月15日	0.40	500,000
			996,000
Exercisable at the end of the year	年終可予行使		996,000
Weighted average exercise price (HK$)	加權平均行使價(港元)		0.69

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

32. 購股權計劃*(續)*

本公司之購股權計劃(續)

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Granted during the year 年內授出	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度				
23 January 2008	2008年1月23日	1.042	150,000	–	150,000
28 January 2008	2008年1月28日	0.96	346,000	–	346,000
15 October 2008	2008年10月15日	0.40	–	500,000	500,000
			496,000	500,000	996,000
Exercisable at the end of the year	年終可予行使				996,000
Weighted average exercise price (HK$)	加權平均行使價(港元)		0.98	0.40	0.69

The above share options were granted for an exercise period of ten years from the date of grant of the share options and vested immediately.

以上購股權由授出日期起十年內行使並即時歸屬。

No share options have been granted to the directors of the Company pursuant to the New Scheme.

本公司並無根據新計劃授予董事任何購股權。

Total consideration received during the year from employees for taking up the options granted amounted to nil (2009: HK$1).

本年度內，共收到僱員因接納購股權而支付之總代價為零(2009年：1港元)。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

32. 購股權計劃(續)

本公司之購股權計劃(續)

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平價值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

Grant date 授出日期		15.10.2008 2008年10月15日
Fair value of share options and assumptions:	購股權之公平價值及假設：	
Fair value at measurement dates (HK$)	於計量日期之公平價值（港元）	0.005
Share price (HK$)	股價（港元）	0.400
Exercise price (HK$)	行使價（港元）	0.400
Expected volatility	預計波幅	47.68%
Expected option life (years)	預計購股權期限（年）	1
Expected dividend yield	預期股息率	6.34%
Risk-free interest rate	無風險利率	1.14%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

預期波幅乃採用本公司股價於過去一年的歷史波幅而釐定。上述模式所用預期期限按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平價值之估計構成重大影響。

The Group recognised total expense of nil (2009: HK$3,000) for the year in relation to share options granted by the Company.

本集團於年內就本公司授出之購股權確認之開支總額為零(2009年：3,000港元)。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.21% (2009: 52.4%) owned subsidiary of the Company

SMC's share option scheme was approved by SMC's shareholders at the special meeting held on 6 September 2001 (the "SMC Scheme"). The SMC Scheme was developed to provide a means whereby the directors and selected employees, officers, consultants, and advisors of SMC may be granted incentive or non-qualified stock options to purchase common stock of SMC. The SMC Scheme authorises an aggregate of 1,950,000 shares of SMC's common stock and a maximum of 450,000 shares to any one individual in any one fiscal year.

The maximum number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will be 300,000 shares.

The period within which the shares must be taken up under an option is any period as determined by the Board of SMC, which will not be more than 10 years (or 5 years in the case of a holder with 10% or more of the common stock) from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each option vested in one year from the date of grant.

The subscription price of the share options is determined by SMC's Stock Option Committee, which consists of two or more directors chosen by the Board of SMC. The subscription price of the share options will be no less than the closing price of SMC's shares on the offer date (or, if granted to a holder of 10% or more of the common stock, the subscription price will be no less than 110% of the closing price of SMC's shares on the offer date).

32. 購股權計劃*(續)*

本公司持有52.21%(2009年:52.4%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃

SMC購股權計劃已於2001年9月6日舉行之股東特別大會上獲SMC股東批准(「SMC計劃」)。SMC計劃乃給予董事、經挑選僱員、高級人員、顧問及諮詢人鼓勵或無條件認購權以認購SMC普通股之方法。SMC計劃授權合共1,950,000股SMC普通股,而每名人士於各財政年度可獲授最高450,000股股份。

於購股權授出之日前的12個月內,各參與人行使所授購股權而發行及將予發行之最高股份數目將為300,000股。

購股權可行使期限由SMC董事局決定,惟不可於授出日起計超過10年(或倘為持有普通股10%或以上之持有人,則為5年)。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起一年內歸屬。

購股權之認購價由SMC之認購權委員會決定,委員會由SMC董事局所挑選之兩名或以上董事組成。購股權之認購價將不低過SMC股份於要約日期之收市價(或倘就授予持有普通股10%或以上之持有人而言,認購價則將不低過SMC股份於要約日期收市價之110%)。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.21% (2009: 52.4%) owned subsidiary of the Company *(CONT'D)*

The movements of the share options granted to employees pursuant to the SMC Scheme were as follows:

32. 購股權計劃*(續)*

本公司持有52.21%（2009年：52.4%）權益之附屬公司The Singing Machine Company, Inc.（「SMC」）之購股權計劃*(續)*

根據SMC計劃向僱員所授出購股權之變動載列如下：

Date of grant 授出日期		Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Granted during the year 年內已授出	Forfeited during the year 年內已沒收	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2010	截至2010年3月31日止年度					
5 September 2000	2000年9月5日	2.04	5,550	–	(5,550)	–
31 December 2002	2002年12月31日	9.00	19,000	–	(13,500)	5,500
19 December 2003	2003年12月19日	1.97	13,680	–	(7,970)	5,710
6 February 2004	2004年2月6日	1.54	6,500	–	–	6,500
26 February 2004	2004年2月26日	1.36	20,000	–	–	20,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	20,000
29 November 2004	2004年11月29日	0.75	40,000	–	–	40,000
1 December 2004	2004年12月1日	0.77	20,000	–	–	20,000
9 May 2005	2005年5月9日	0.60	112,000	–	(55,000)	57,000
6 June 2005	2005年6月6日	0.76	30,000	–	(30,000)	–
31 March 2006	2006年3月31日	0.32	60,000	–	–	60,000
10 April 2006	2006年4月10日	0.33	186,485	–	(134,485)	52,000
31 March 2007	2007年3月31日	0.93	60,000	–	–	60,000
31 March 2008	2008年3月31日	0.45	120,000	–	–	120,000
3 October 2008	2008年10月3日	0.14	300,000	–	(300,000)	–
31 March 2009	2009年3月31日	0.11	120,000	–	–	120,000
31 March 2010	2010年3月31日	0.03	–	60,000	–	60,000
			1,133,215	60,000	(546,505)	646,710
Exercisable at the end at the year	於年終可予行使					586,710
Weighted average exercise price (US$)	加權平均行使價（美元）		0.58	0.03	0.53	0.56

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.21% (2009: 52.4%) owned subsidiary of the Company *(CONT'D)*

32. 購股權計劃*(續)*

本公司持有52.21%(2009年:52.4%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃(續)

Date of grant 授出日期		Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Granted during the year 年內已授出	Forfeited during the year 年內已沒收	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度					
5 September 2000	2000年9月5日	2.04	36,150	–	(30,600)	5,550
11 September 2002	2002年9月11日	11.09	30,000	–	(30,000)	–
31 December 2002	2002年12月31日	9.00	89,140	–	(70,140)	19,000
7 March 2003	2003年3月7日	5.60	30,000	–	(30,000)	–
18 April 2003	2003年4月18日	7.20	10,000	–	(10,000)	–
19 December 2003	2003年12月19日	1.97	35,540	–	(21,860)	13,680
6 February 2004	2004年2月6日	1.54	6,500	–	–	6,500
26 February 2004	2004年2月26日	1.36	40,000	–	(20,000)	20,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	20,000
26 April 2004	2004年4月26日	1.05	12,000	–	(12,000)	–
29 November 2004	2004年11月29日	0.75	60,000	–	(20,000)	40,000
1 December 2004	2004年12月1日	0.77	20,000	–	–	20,000
9 May 2005	2005年5月9日	0.60	182,000	–	(70,000)	112,000
6 June 2005	2005年6月6日	0.76	30,000	–	–	30,000
20 January 2006	2006年1月20日	0.34	30,000	–	(30,000)	–
31 March 2006	2006年3月31日	0.32	80,000	–	(20,000)	60,000
10 April 2006	2006年4月10日	0.33	336,485	–	(150,000)	186,485
31 March 2007	2007年3月31日	0.93	80,000	–	(20,000)	60,000
31 March 2008	2008年3月31日	0.45	120,000	–	–	120,000
3 October 2008	2008年10月3日	0.14	–	300,000	–	300,000
31 March 2009	2009年3月31日	0.11	–	120,000	–	120,000
			1,247,815	420,000	(534,600)	1,133,215
Exercisable at the end at the year	於年終可予行使					713,215
Weighted average exercise price (US$)	加權平均行使價(美元)		1.67	0.13	2.79	0.58

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.21% (2009: 52.4%) owned subsidiary of the Company *(CONT'D)*

The above options were granted for an exercise period of ten years from the date on which the options are vested.

No share options have been granted to the directors of the Company pursuant to the SMC Scheme.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

Fair value of share options and assumptions:

32. 購股權計劃*(續)*

本公司持有52.21%(2009年:52.4%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃(續)

以上購股權由購股權歸屬日期起十年內行使。

本公司並無根據SMC計劃授予董事任何購股權。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平價值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

購股權之公平價值及假設:

Grant date 授出日期		3.10.2008 2008年 10月3日	31.3.2009 2009年 3月31日	31.3.2010 2010年 3月31日
Fair value at measurement date (US$)	於計量日期之公平價值(美元)	0.04	0.03	0.02
Share price (US$)	股價(美元)	0.14	0.11	0.03
Exercise price (US$)	行使價(美元)	0.14	0.11	0.03
Expected volatility	預計波幅	70.22%	80.07%	268.4%
Expected option life (years)	預計購股權期限(年)	1	1	1
Expected dividend yield	預期股息率	0%	0%	0%
Risk-free interest rate	無風險利率	1.4%	0.6%	0.4%

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.21% (2009: 52.4%) owned subsidiary of the Company *(CONT'D)*

Expected volatility was determined by using the historical volatility of the SMC's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$73,000 (2009: HK$139,000) for the year in relation to share options granted by SMC.

33. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 28 net of cash and cash equivalents and equity attributable to shareholders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

32. 購股權計劃*(續)*

本公司持有52.21%(2009年：52.4%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃*(續)*

預計波幅乃採用SMC股價於過去一年之歷史波幅釐定。上述模式所用預期期限按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平價值之估計構成重大影響。

本集團於年內就SMC授出之購股權確認之開支總額為73,000港元(2009年：139,000港元)。

33. 資本風險管理

本集團之資本管理旨在透過在債務與權益間作出最佳平衡，確保本集團之實體可持續經營之餘，亦為股東締造最大回報。本集團整體策略與去年相同。

本集團之資本架構包括負債淨額(包括借貸(見附註28所披露)扣除現金及現金等值項目)及本公司股東應佔權益(包括已發行股本、儲備及累計溢利)。

本公司董事局定期檢討資本架構。檢討之一部分為董事考慮資本成本及各類資本所附帶之風險。本集團會通過派發股息、發行新股份、購回股份、發行新債務或贖回現有債務等方式，對整體資本架構作出平衡。

34. FINANCIAL INSTRUMENTS

34. 金融工具

Categories of financial instruments

金融工具的類別

		2010 HK$'000 千港元	2009 HK$'000 千港元
Financial assets	**金融資產**		
Available-for-sale investments	可供出售之投資	24,046	24,048
Investments held for trading	持作買賣之投資	13,877	6,955
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	3	798
Loans and receivables (including cash and cash equivalents)	貸款及應收款項（包括現金及現金等值項目）	163,998	247,607
Financial liabilities	**金融負債**		
Derivative financial instruments	衍生金融工具	275	50
Other financial liabilities at amortised cost	按攤銷成本列賬之其他金融負債	315,600	457,477

Financial risk management objectives and policies

The Group's major financial instruments include debtors and deposits, amounts due from/to associates, available-for-sale investments, investments held for trading, derivative financial instruments, financial assets designated at fair value through profit or loss, bank balances and cash, creditors, bank overdrafts and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

財務風險管理目標及政策

本集團主要金融工具包括應收賬項及按金、應收／應付聯營公司款項、可供出售之投資、持作買賣之投資、衍生金融工具、指定為按公平價值計入損益之金融資產、銀行結存及現金、應付賬項、銀行透支及借貸。此等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。本集團之整體政策與去年相同。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk

Several subsidiaries of the Company have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities (mainly represented by intra-group current accounts, trade receivables, bank balances, trade payables and borrowings) at the reporting date are as follows:

34. 金融工具(續)

財務風險管理目標及政策(續)

貨幣風險

本公司多家附屬公司之貨幣資產及負債以外幣列值，致使本集團面對外幣風險。

本集團以外幣計值之貨幣資產及貨幣負債(主要指集團內公司間之往來賬目、貿易應收賬項、銀行結餘、貿易應付賬項及借貸)於報告日之賬面值如下：

		2010		2009	
		Assets 資產 HK$'000 千港元	Liabilities 負債 HK$'000 千港元	Assets 資產 HK$'000 千港元	Liabilities 負債 HK$'000 千港元
Canadian dollars	加拿大元	61	–	5,939	549
Euro	歐元	92	–	94	–
Hong Kong dollars	港元	249,799	424,969	221,791	428,149
Japanese dollars	日圓	2,464	1,398	1,523	1,247
Macao pataca	澳門元	4,339	–	17	–
Renminbi	人民幣	50	22	169	–
Singapore dollars	新加坡元	1,021	–	206	–
Swiss Franc	瑞郎	223	–	122	–
United States dollars	美元	257,304	41,498	285,276	89,756

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk *(CONT'D)*

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Sensitivity analysis

The group entities are mainly exposed to foreign currency risk from Canadian dollars, Hong Kong dollars, Macao pataca and United States dollars. Under the pegged exchange rate system, the financial impact on exchange difference between Hong Kong dollars and United States dollars will be immaterial and therefore no sensitivity analysis has been prepared.

The following table details the group entities' sensitivity to a 5% increase and decrease in Canadian dollars, Hong Kong dollars and Macao pataca against each group entity's functional currency (including Hong Kong dollars and Renminbi). 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates a decrease in loss for the year where Canadian dollars and Macao pataca strengthen 5% against each group entity's functional currency and a negative number below indicates an increase in loss for the year when Hong Kong dollars strengthen 5% against each group entity's functional currency. For a 5% weakening of Canadian dollars, Hong Kong dollars and Macao pataca against each group entity's functional currency, there would be an equal and opposite impact on the loss for the year.

34. 金融工具(*續*)

財務風險管理目標及政策(*續*)

貨幣風險(*續*)

本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

敏感度分析

本集團實體主要承擔之外幣風險來自加拿大元、港元、澳門元及美元。根據掛鈎匯率機制，港元與美元匯兑差異之財務影響極微，因此並無編製敏感度分析。

下表詳細説明集團實體對加拿大元、港元及澳門元兑各集團實體之功能貨幣(包括港元及人民幣)之匯率上調及下調5%之敏感度。5%乃為在內部向主要管理人員報告外幣風險時所採用的敏感度比率，其代表管理層對外匯匯率合理可能變動的評估。敏感度分析僅包括以外幣計值的未結付貨幣項目，並因外匯匯率變動5%對其於年終的換算作出調整。以下正值表明加拿大元及澳門元兑各集團實體功能貨幣升值5%時年內虧損之減少值而以下負值表明港元兑各集團實體功能貨幣升值5%時年內虧損之增加值。當加拿大元、港元及澳門元兑各集團實體功能貨幣貶值5%，則會對年內虧損構成相應負面影響。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk *(CONT'D)*

Sensitivity analysis (CONT'D)

34. 金融工具*(續)*

財務風險管理目標及政策*(續)*

貨幣風險*(續)*

敏感度分析(續)

		2010 HK$'000 千港元	2009 HK$'000 千港元
Canadian dollars	加拿大元	3	270
Hong Kong dollars	港元	(8,759)	(10,318)
Macao pataca	澳門元	217	1

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

管理層認為，年結日之風險並無反映年內之風險，故敏感度分析不代表固有外匯風險。

Cash flow interest rate risk

The Group has cash flow interest rate risk on floating-rate borrowings and bank overdrafts. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

The interest expenses on the Group's floating-rate borrowings are mainly linked with Hong Kong Interbank Offered Rate.

現金流量利率風險

本集團浮息借貸及銀行透支承擔現金流量利率風險。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

本集團浮息借貸之利息開支主要根據香港銀行同業拆息利率計算。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Cash flow interest rate risk *(CONT'D)*

***Sensitivity analysis** (CONT'D)*

The sensitivity analysis below has been determined based on the exposure to interest rates for floating-rate borrowings and bank overdrafts at the end of the reporting period (notes 28 and 29). The analysis is prepared assuming the amount of liability outstanding at the end of the reporting period was outstanding for the whole year. A 50 basis point increase or decrease represents the management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's loss for the year ended 31 March 2010 would increase/decrease by HK$892,000 (2009: HK$1,390,000). This is mainly attributable to the Group's exposure to interest rates on its floating-rate borrowings and bank overdrafts.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

Price risk

The Group's derivative financial instruments, financial assets designated at fair value through profit or loss, held-for-trading investments and certain available-for-sale investments are measured at fair value at the end of the reporting period. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles. The price risk exposure of listed shares included in available-for-sale investments to price risk is insignificant, accordingly no sensitivity analysis is presented.

34. 金融工具*(續)*

財務風險管理目標及政策*(續)*

現金流量利率風險*(續)*

敏感度分析(續)

以下敏感度分析乃根據於報告期間末之浮息借貸及銀行透支之利率風險(附註28及29)而釐定。該分析乃假設於報告期間末之未償還負債金額於整個年度仍不會償還。利率增加或減少50個基點，反映管理層對利率之可能合理變動之評估。

倘利率增加／減少50個基點，而所有其他可變數維持不變，則本集團截至2010年3月31日止年度之虧損會增加／減少892,000港元(2009年：1,390,000港元)，主要由於本集團面對浮息借貸及銀行透支之利率風險所致。

管理層認為，年結日之風險並無反映年內之風險，故敏感度分析不代表固有利率風險。

價格風險

本集團之衍生金融工具、指定為按公平價值計入損益之金融資產、持作買賣之投資及若干可供出售之投資於報告期間末按公平價值計量。因此，本集團須承擔價格風險。管理層透過維持不同風險之投資組合管理有關風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Price risk *(CONT'D)*

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to price risk at the reporting date.

If the prices of the respective financial instruments had been 5% higher/lower, loss for the year ended 31 March 2010 would decrease/increase by HK$680,000 (2009: HK$385,000) as a result of the changes in fair value of derivative financial instruments, financial assets designated at fair value through profit or loss and held-for-trading investments.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 March 2010 and 2009 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated statement of financial position.

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt and other receivables at the end of the reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

34. 金融工具*(續)*

財務風險管理目標及政策*(續)*

價格風險*(續)*

敏感度分析

以下敏感度分析乃根據於報告日所面對之價格風險而釐定。

倘有關金融工具之價格增加／減少5%，則截至2010年3月31日止年度之虧損會減少／增加680,000港元(2009年：385,000港元)，此乃由於衍生金融工具、指定為按公平價值計入損益之金融資產及持作買賣之投資之公平價值變動所致。

管理層認為，年結日之風險並無反映年內之風險，故敏感度分析不代表固有價格風險。

信貸風險

倘訂約各方於2010年及2009年3月31日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合財務狀況報表所示資產賬面值。

為減低信貸風險，管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於報告期間末審閱個別貿易債務及其他應收款項之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Credit risk *(CONT'D)*

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is mainly in North America. The trade debtors located in North America accounted for 73% (2009: 47%) of the Group's total trade debtors as at 31 March 2010. The Group also has concentration of credit risk by customers as 24% (2009: 33%) and 31% (2009: 45%) of the total trade debtors was due from the Group's largest customer and the five largest customers respectively. In the opinion of the directors, all five largest customers are customers with good reputation and creditability.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains sufficient reserve of cash and adequate committed line of funding from major financial institutions to meet its liquidity requirement in the short and long term. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented.

34. 金融工具(續)

財務風險管理目標及政策(續)

信貸風險(續)

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險集中在北美洲。於2010年3月31日，位於北美洲之應收貿易賬項佔本集團應收貿易賬項總額之73%（2009年：47%）。由於本集團之應收貿易賬項總額中之24%（2009年：33%） 及31%（2009年：45%）分別來自本集團最大客戶及五大客戶，因此本集團亦承擔客戶之集中信貸風險。董事認為，五大客戶全部均為聲譽及信貸良好之客戶。

流動資金風險

就管理流動資金風險而言，本集團監察及維持充裕之現金儲備及向大型金融機構取得承諾提供足夠資金，以滿足其短期及長期流動資金需求。本集團透過營運產生之資金及借貸來提供所需營運資金。管理層監察借貸之動用情況，並確保遵守貸款契諾。

下表載有本集團金融負債之剩餘合約年期詳情。就非衍生金融負債而言，有關列表乃根據於本集團可能被要求付款之最早日期之金融負債未貼現現金流量編製。下列載有未貼現現金流量及主要現金流量。

就以淨值基準結算之衍生工具而言，會列出未貼現淨現金流出。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

34. 金融工具*(續)*

Financial risk management objectives and policies *(CONT'D)*

財務風險管理目標及政策*(續)*

Liquidity risk *(CONT'D)*

流動資金風險*(續)*

Liquidity and interest risk tables

流動資金及利率風險表

		Effective interest rate 實際利率 % %	Repayable on demand 按要求償還 HK$'000 千港元	Less than 1 month 少於1個月 HK$'000 千港元	1-3 months 1-3個月 HK$'000 千港元	3 months to 1 year 3個月至1年 HK$'000 千港元	Over 1 year 多於1年 HK$'000 千港元	Total undiscounted cash flows 未貼現現金流量總額 HK$'000 千港元	Carrying amounts 賬面值 HK$'000 千港元
2010	2010年								
Non-derivative financial liabilities	非衍生金融負債								
Creditors and accrued charges	應付賬項及應計費用	–	10,595	15,955	17,887	48,747	–	93,184	93,184
Amounts due to associates	應付聯營公司賬項	–	2,809	–	–	–	–	2,809	2,809
Borrowings	借貸	2.2	27,886	92,820	94,972	5,015	–	220,693	219,389
Bank overdrafts	銀行透支	5.0	218	–	–	–	–	218	218
			41,508	108,775	112,859	53,762	–	316,904	315,600
Derivatives – net settlement	衍生工具–以淨值基準結算								
Options	購股權		275	–	–	–	–	275	275
2009	2009年								
Non-derivative financial liabilities	非衍生金融負債								
Creditors and accrued charges	應付賬項及應計費用	–	32,575	23,477	33,749	38,776	–	128,577	128,577
Amounts due to associates	應付聯營公司賬項	–	2,809	–	–	–	–	2,809	2,809
Borrowings	借貸	2.0	–	87,771	148,589	65,360	29,225	330,945	326,091
			35,384	111,248	182,338	104,136	29,225	462,331	457,477
Derivatives – net settlement	衍生工具–以淨值基準結算								
Options	購股權		50	–	–	–	–	50	50

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices and ask prices, respectively;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments and financial assets designated at fair value through profit or loss) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

- the fair values of derivative instruments and financial assets designated at fair value through profit or loss are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate to their fair values.

Fair value measurements recognised in the consolidated statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

34. 金融工具*(續)*

公平價值

金融資產及金融負債公平價值釐定如下：

- 附帶標準條款及條件並於活躍市場流通之金融資產及金融負債之公平價值分別參考市場報價及要價而釐定；

- 其他金融資產及金融負債(衍生工具及指定為按公平價值計入損益之金融資產除外)之公平價值按公認之定價模式以貼現現金流量分析而釐定；及

- 衍生工具及指定為按公平價值計入損益之金融資產之公平價值乃由證券經紀採用估值模式根據股價、波幅、相關股本證券之股息收益等輸入因素而釐定。

本公司董事認為，按攤銷成本記錄於綜合財務報告之金融資產及金融負債之賬面值與其相應之公平價值相若。

於綜合財務狀況報表中確認之公平價值計量

下表列出對於首次按公平價值確認後之金融工具之分析，根據公平價值之可觀察程度分為第一至第三級三個層次。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Fair value *(CONT'D)*

Fair value measurements recognised in the consolidated statement of financial position *(CONT'D)*

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities.
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

34. 金融工具*(續)*

公平價值*(續)*

於綜合財務狀況報表中確認之公平價值計量*(續)*

- 第一級公平價值計量乃根據同類資產或負債於活躍市場之報價(未經調整)推算得出。
- 第二級公平價值計量乃根據除第一級中報價以外可直接(即價格)或間接(即從價格推算)觀察到之資產或負債數據估算。
- 第三級公平價值計量乃根據估值方法估算之價值,包括並非根據可觀察之市場數據得出之資產或負債數據(不可觀察之數據)。

		At 31 March 2010 於2010年3月31日		
		Level 1 第一級 HK$'000 千港元	Level 2 第二級 HK$'000 千港元	Total 總計 HK$'000 千港元
Investments held for trading	持作買賣之投資	13,877	–	13,877
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	–	3	3
		13,877	3	13,880
Derivative financial liabilities	衍生金融負債	275	–	275

There were no transfers between Level 1 and 2 in the current year.

於本年度,第一級與第二級之間並無任何轉移。

35. DEEMED PARTIAL DISPOSAL OF A SUBSIDIARY

During the year, SMC issued an aggregate of 136,362 shares (2009: 2,300,556 shares) to certain independent third parties, accordingly, the shareholding held by the Group was diluted and resulted in a loss on deemed partial disposal amounting to HK$7,000 (2009: HK$150,000), net of attributable goodwill of HK$57,000 (2009: HK$505,000). The loss on deemed partial disposal was calculated as the difference between the Group's share of net assets in SMC, prior to and after each additional issue of shares by SMC.

35. 被視為出售附屬公司部份權益

年內，SMC已發行合共136,362股(2009年：2,300,556股)股份予若干名獨立第三方，因此，本集團所持有之股權已被攤薄，令本集團錄得被視為出售附屬公司部份權益之虧損7,000港元(2009年：150,000港元)及應佔商譽淨值57,000港元(2009年：505,000港元)。被視為出售附屬公司部份權益之虧損乃根據於SMC發行額外股份前後，本集團應佔SMC資產淨值之差額計算。

36. CAPITAL COMMITMENTS

36. 資本承擔

		2010 HK$'000 千港元	2009 HK$'000 千港元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	就購買物業、廠房及設備已簽約但未在綜合財務報告撥備之資本開支	706	3,229

37. OPERATING LEASE COMMITMENTS

As lessee

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		2010 HK$'000 千港元	2009 HK$'000 千港元
Within one year	一年內	8,290	8,362
In the second to fifth years inclusive	第二至第五年（首尾兩年包括在內）	17,567	19,661
		25,857	28,023

Operating lease payments represent rentals payable by the Group for its office and warehouses. Leases are negotiated for terms ranging from one to five years (2009: one to five years) and rentals are fixed over the lease terms.

As lessor

At the end of the reporting period, the Group had contracted with tenants for future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2010 HK$'000 千港元	2009 HK$'000 千港元
Within one year	一年內	4,653	4,060
In the second to fifth years inclusive	第二至第五年（首尾兩年包括在內）	2,510	127
		7,163	4,187

These properties have committed tenants for terms ranging from one to two years (2009: one to two years).

37. 經營租約承擔

作為承租人

於報告期間末，本集團根據不可撤銷之已承租物業經營租約須於下列期間支付之最低租金承擔如下：

經營租約付款指本集團之辦公室及倉庫之應付租金。租約乃經磋商後釐定為一年至五年(2009年：一至五年)，而租金於租約期內是固定的。

作為出租人

於報告期間末，根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

此等物業之租戶租約承諾期由一年至兩年不等(2009年：一至兩年)。

38. PLEDGE OF ASSETS

At the end of the reporting period, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

38. 資產抵押

於報告期間末，本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下：

		2010 HK$'000 千港元	2009 HK$'000 千港元
Bills discounted with recourse and factored debtor balances	具追索權銀行貼現票據及已貼現應收賬項結餘	24,339	38,953
Investments held for trading	持作買賣之投資	4,989	3,204
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	3	798
Deposits with securities brokers as included in debtors, deposits and prepayments	包括於應收賬項、按金及預付款項中之證券經紀之按金	2,806	3,034

39. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The Group contributes 5% of relevant payroll costs with a cap of monthly contribution HK$1,000 to the MPF Scheme for employees except for executive directors of the Company, for which there is no cap on monthly contribution.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their basic payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

39. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產，由信託基金管理。本集團就僱員對強積金計劃作出之供款為有關薪俸成本之5%，每月供款上限為1,000港元，惟就本公司執行董事而作出之供款並無每月供款上限。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按基本工資若干百分比向退休福利計劃基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

40. RELATED PARTY TRANSACTIONS

(a) Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2009: HK$15 million).

(b) The Group maintained current accounts with associates. Their balances as at 31 March 2010 are set out in the consolidated statement of financial position with the terms disclosed in note 24.

(c) During the year, the Group paid salaries and other short term employee benefits, including share-based payments, of HK$1,099,000 (2009: HK$1,778,000) to certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, as employees of the Group.

(d) On 25 September 2008, Starlight Industrial Holdings Limited, a wholly owned subsidiary of the Company, effected the acquisition of the remaining 20% equity interest in Success Base Industries Limited ("Success Base"), a then non-wholly owned subsidiary of the Company, from Success Base's other shareholders (including one shareholder being entitled to exercise or control 15% of the voting power of Success Base) for a consideration of HK$1,600,000. Upon completion of the acquisition, Success Base became a wholly owned subsidiary of the Company.

(e) Compensation of key management personnel

Details of the remuneration of key management personnel, who are the executive directors, during the year were set out in note 9.

40. 關連人士交易

(a) 本公司主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2009年：15,000,000港元)。

(b) 本集團與聯營公司有往來賬項。於2010年3月31日，其往來賬項結餘列於綜合財務狀況報表內，其條款於附註24披露。

(c) 年內，本集團就本公司董事劉錫康先生多名近親家族成員作為本集團僱員而向彼等支付之薪酬及其他短期僱員福利(包括以股份支付之付款)為1,099,000港元(2009年：1,778,000港元)。

(d) 於2008年9月25日，升岡集團有限公司(本公司之全資附屬公司)向恆敏實業有限公司(「恆敏」，本公司當時之非全資附屬公司)之其他股東(包括一名有權行使或控制恆敏之15%投票權之股東)收購恆敏餘下20%股本權益，代價為1,600,000港元。於完成收購後，恆敏成為了本公司之全資附屬公司。

(e) 主要管理人員之薪酬

年內，主要管理人員，即執行董事之酬金詳情載於附註9。

41. EVENTS AFTER THE REPORTING PERIOD

Subsequent to 31 March 2010, the following significant events took place:

(a) Pursuant to a special resolution passed at the special general meeting of the Company held on 23 June 2010, the par value of each of the existing shares in issue is reduced from HK$0.40 to HK$0.10 by the cancellation of HK$0.30 of the paid up capital on each issued share and each unissued share of HK$0.40 each is subdivided into 4 adjusted shares of HK$0.10 each (the "Capital Reorganisation"). Upon completion of the Capital Reorganisation at 5:00 p.m. on 23 June 2010, the authorised share capital of the Company becomes HK$500,000,000 divided into 5,000,000,000 adjusted shares of HK$0.10 each, of which 785,088,828 adjusted shares of HK$0.10 are in issue. The credit arising from the capital reduction is credited to the contributed surplus account of the Company.

(b) Pursuant to an ordinary resolution passed at the same special general meeting of the Company referred to in (a) above, the proposed issue of offer shares at a price of HK$0.12 per offer share on the basis of 4 offer shares for every 5 adjusted shares (the "Open Offer") is approved. The Open Offer has been completed on 21 July 2010 and 628,071,062 offer shares were issued. The proceeds from the Open Offer provide additional working capital to finance the Group's daily operations.

41. 報告期間後事項

於2010年3月31日後曾發生下列重大事項：

(a) 根據本公司於2010年6月23日舉行之股東特別大會通過之特別決議案，透過註銷每股已發行股份之已繳股本0.30港元將每股現有已發行股份之面值由0.40港元削減至0.10港元，並將每股面值0.40港元之未發行股份分拆為4股每股面值0.10港元之經調整股份(「股本重組」)。股本重組於2010年6月23日下午五時正完成後，本公司之法定股本為500,000,000港元，分為5,000,000,000股每股面值0.10港元之經調整股份，其中785,088,828股每股面值0.10港元之經調整股份已發行。削減股本產生之進賬計入本公司之實繳盈餘賬。

(b) 根據上文(a)項所述本公司股東特別大會通過之普通決議案，批准按每持有五股經調整股份獲發售四股發售股份之基準以每股發售股份0.12港元之價格發行發售股份之建議(「公開發售」)。公開發售已於2010年7月21日完成，並發行628,071,062股發售股份。公開發售之所得款項提供額外營運資金，以撥付本集團日常業務所需資金。

42. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries are as follows:

42. 主要附屬公司

本公司之主要附屬公司詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	 2009	Principal activities 主要業務
ACME Delight Limited 銳歡有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Cosmo Communications Corporation	United States of America/ Canada 美國／加拿大	US$1,571,000 1,571,000美元	93.8%	93.8%	Trading in electrical appliances and investment holding 電器產品貿易及投資控股
Ever Solid Limited*** 永堅有限公司***	Hong Kong 香港	HK$10,000 10,000港元	100%	100%	Investment holding 投資控股
Hyundai Household Improvement Limited***	Hong Kong 香港	HK$2 2港元	100%	100%	Trading in electrical appliances 電器產品貿易
Korrigan Industrial Holdings Limited 高力勤實業有限公司	Hong Kong 香港	HK$25,000,000 25,000,000港元	100%	100%	Investment holding 投資控股
Master Light Enterprises Limited 智輝企業有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊/營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本/註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益		Principal activities 主要業務
			2010	2009	
Merrygain Holding Company Limited 妙勤企業有限公司	Hong Kong 香港	HK$5,000,000 5,000,000港元	96%	96%	Property investment 物業投資
Nice States Investment Limited	Hong Kong 香港	HK$2 2港元	100%	100%	Property investment 物業投資
Niceday Limited 美日有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Noble Win Limited 廣捷有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Property investment 物業投資
Ram Light Management Limited 永光管理有限公司	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
SIH Limited	British Virgin Islands 英屬維爾京群島	HK$10,000 10,000港元	100%	100%	Investment holding 投資控股
Star Fair Electronics Company Limited 星輝電子有限公司	Hong Kong 香港	HK$15,090,000 15,090,000港元	100%	100%	Trading in electronic products 電子產品貿易
Star Fair Manufacturing Company Limited	Jersey/PRC 澤西島/中國	£12 12英鎊	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	2009	Principal activities 主要業務
Star Legend Offshore Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Star Light Electronics Company Limited 升岡電子有限公司	Hong Kong 香港	HK$13,000,000 13,000,000港元	100%	100%	Trading in electronic products 電子產品貿易
Starleaf Development Limited 星葉發展有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Starlight eTech (Holdings) Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Starlight Exports Limited 升岡出口有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Trading in electronic products and property investment 電子產品貿易及物業投資
Starlight Industrial Holdings Limited 升岡集團有限公司	Hong Kong 香港	HK$73,920,192 73,920,192港元	100%	100%	Investment holding 投資控股

42. PRINCIPAL SUBSIDIARIES *(CONT'D)*

42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊/營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本/註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	 2009	Principal activities 主要業務
Starlight Manufacturers Limited	Jersey/PRC 澤西島/中國	HK$100,000 100,000港元	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售
Starlight Marketing Development Limited 升岡市場拓展有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Trading in electronic products 電子產品交易
Starlight Marketing Limited 升岡市場推廣有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Securities trading and trading in electronic products 證券買賣及電子產品貿易
Starlight Marketing Macao Commercial Offshore Limited*** 升岡市場推廣澳門離岸商業服務有限公司***	Macau 澳門	HK$100,000 100,000港元	100%	100%	Trading in electronic products 電子產品貿易
Starlight R&D Limited 升岡科研有限公司	Hong Kong 香港	HK$10,000 10,000港元	100%	100%	Material sourcing and trading in electronic products and components 物料採購及電子產品及部件貿易

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊/營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本/註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	2009	Principal activities 主要業務
Starlight Video Limited	Hong Kong	HK$4	100%	100%	Provision of nominee services for group companies and trading of DVD products
升岡影像有限公司	香港	4港元			為集團公司提供代理服務及視像產品貿易
Starlite Consumer Electronics (USA) Inc.	Cayman Islands	HK$2	100%	100%	Trading in electronic products
	開曼群島	2港元			電子產品貿易
Starlite Consumer Electronics (USA) Inc.	United States of America	US$20	100%	100%	Trading in electronic products
	美國	20美元			電子產品貿易
Starshow Investment Limited	Hong Kong	HK$2	100%	100%	Provision of nominee services for group companies
演富投資有限公司	香港	2港元			為集團公司提供代理服務
Success Base Industries Limited	Hong Kong	HK$4,000,000	100%	100%	Manufacture and sale of plastic products
恒敏實業有限公司	香港	4,000,000港元			塑膠產品製造及銷售

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊/營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本/註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2010	 2009	Principal activities 主要業務
The Singing Machine Company, Inc. ("SMC")**	United States of America 美國	US$375,857 (2009: US$374,494) 375,857美元 (2009年：374,494美元)	52.21%	52.4%	Trading in consumer karaoke audio equipment 消費卡拉OK音響設備貿易
Top Spring Technology Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Starfair Manufacturing (Panyu) Company Limited 廣州星輝電子制造有限公司	PRC* 中國*	HK$33,300,000 33,300,000港元	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售
番禺富臨花園房地產有限公司	PRC* 中國*	RMB31,750,000 人民幣31,750,000元	100%	100%	Property investment 物業投資
Panyu Success Base Plastic Company Limited 番禺恆敏塑膠制品有限公司	PRC* 中國*	HK$20,000,000 20,000,000港元	100%	100%	Manufacture and sale of plastic products 塑膠產品製造及銷售

42. PRINCIPAL SUBSIDIARIES *(CONT'D)*

42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益		Principal activities 主要業務
			2010	2009	
Panyu Starfair Electronics Manufacturing Company Limited	PRC*	HK$21,500,000	100%	100%	Manufacture and sale of electronic products
番禺星輝電器制造有限公司	中國*	21,500,000港元			電子產品製造及銷售

* These subsidiaries are PRC wholly foreign owned enterprises.

** At 31 March 2009, SMC was listed on the NYSE Amex Equities. On 23 June 2009, SMC received a written delisting notice from the NYSE Amex LLC. SMC did not appeal the decision and its common stock are quoted on the Over-the-Counter bulletin board with effect from 7 July 2009.

*** These subsidiaries ceased operations during the year ended 31 March 2010 and were not classified as principal subsidiaries at 31 March 2010.

* 該等附屬公司為中國全外資企業。

** 於2009年3月31日，SMC在NYSE Amex Equities上市。於2009年6月23日，SMC接獲NYSE Amex LLC之除牌通知書。SMC並無就有關決定提請上訴，故其普通股已由2009年7月7日起在場外交易議價板報價。

*** 該等附屬公司於截至2010年3月31日止年度已終止營運，故於2010年3月31日並無歸入主要附屬公司。

42. PRINCIPAL SUBSIDIARIES *(CONT'D)*

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

42. 主要附屬公司*(續)*

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳情，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

FIVE-YEAR FINANCIAL SUMMARY
五年財務概要

		Year ended 31 March 截至3月31日止年度				
		2006 HK$'000 千港元	2007 HK$'000 千港元	2008 HK$'000 千港元	2009 HK$'000 千港元	**2010 HK$'000 千港元**
RESULTS	**業績**					
Turnover	營業額	1,782,771	2,434,241	2,199,033	1,281,062	**738,262**
Profit (loss) before taxation	除税前溢利(虧損)	90,691	119,906	64,025	(118,408)	**(75,712)**
Taxation	税項	(11,452)	(9,715)	(18,531)	(1,280)	**(1,468)**
Profit (loss) for the year	本年度溢利(虧損)	79,239	110,191	45,494	(119,688)	**(77,180)**
Attributable to:	下列人士應佔:					
Owners of the Company	本公司擁有人	79,141	105,196	45,914	(110,186)	**(67,490)**
Minority interests	少數股東權益	98	4,995	(420)	(9,502)	**(9,690)**
		79,239	110,191	45,494	(119,688)	**(77,180)**

		At 31 March 於3月31日				
		2006 HK$'000 千港元	2007 HK$'000 千港元	2008 HK$'000 千港元	2009 HK$'000 千港元	**2010 HK$'000 千港元**
ASSETS AND LIABILITIES	**資產與負債**					
Total assets	資產總值	1,219,487	1,432,998	1,474,310	1,197,492	**987,725**
Total liabilities	負債總額	490,793	620,648	674,534	521,795	**373,608**
		728,694	812,350	799,776	675,697	**614,117**
Equity attributable to owners of the Company	本公司擁有人應佔權益	727,177	797,117	781,739	665,100	**612,734**
Share option reserve of a listed subsidiary	上市附屬公司之購股權儲備	–	66	253	392	**465**
Minority interests	少數股東權益	1,517	15,167	17,784	10,205	**918**
		728,694	812,350	799,776	675,697	**614,117**

SUMMARY OF INVESTMENT PROPERTIES
投資物業概要

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積 (平方呎) Gross floor area (sq. ft.)	物業性質 Nature of property	本集團 應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街18號 廣旅集團大廈13樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道95號 統一中心26樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈18樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈16樓 16th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈14樓 14th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈12樓 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	96%	長年期租約 Long leases
番禺石基鎮岐山路8號 221及36地段	63,968	商業 Commercial	100%	長年期租約 Long leases



Starlight International Holdings Ltd

升岡國際有限公司

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Starlight International Holdings Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)


RECEIVED
AUG 1 2 2010
211

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Starlight International Holdings Limited ("the Company") to be held at Diamond and Jade Room, 2nd Floor, Crowne Plaza Hong Kong Causeway Bay, 8 Leighton Road, Causeway Bay, Hong Kong on Friday, 24th September, 2010 at 3:00 p.m. is set out on pages 13 to 16 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

Hong Kong, 30th July, 2010

* *for identification purpose only*

In this circular, the following expressions have the following meanings unless the context requires otherwise:–

"Annual General Meeting" or "AGM"	the annual general meeting of the Company to be held at Diamond and Jade Room, 2nd Floor, Crowne Plaza Hong Kong Causeway Bay, 8 Leighton Road, Causeway Bay, Hong Kong on Friday, 24th September, 2010 at 3:00 p.m. and/or any adjournment thereof
"AGM Notice"	the notice dated 30th July, 2010 convening the AGM as set out on pages 13 to 16 of this circular
"Board"	the board of Directors
"Bye-Laws"	the Bye-Laws of the Company for the time being
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	Starlight International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	26th July, 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ordinary Resolutions"	the proposed ordinary resolution(s) as referred to in the AGM Notice
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing of the Repurchase Resolution

"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no.4 of the AGM Notice
"SFO"	Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	holders of the share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

Executive Directors:
Lau Sak Hong, Philip *(Chairman)*
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy
Lau Chu Lan, Carol

Non-Executive Director:
Hon Sheung Tin, Peter

Independent Non-Executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Winston Calptor Chuck

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business:
5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong

Hong Kong, 30th July, 2010

To the shareholders,

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the annual general meeting of the Company held on 18th September, 2009, general mandates were given by the Company to the Directors to exercise the powers of the Company to repurchase Shares and to allot, issue and deal with Shares. Such general mandates will lapse at the AGM.

The purpose of this circular is to provide you with the information regarding the proposed renewal of the general mandates to allot, issue and deal with Shares, extension of such general mandate and to repurchase Shares and re-election of retiring directors and to seek your approval of the resolutions relating to these matters at the AGM.

* *for identification purpose only*

2. GENERAL MANDATE TO REPURCHASE SHARES

The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the AGM details of which are set out in Ordinary Resolution no.4 in the AGM Notice. The Shares, which may be repurchased pursuant to the Repurchase Resolution, are Shares representing up to 10% of the aggregate nominal amount of the share capital in issue as at the date of passing the Repurchase Resolution. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Proposal is set out in the Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the AGM two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

Subject to the passing of the ordinary resolution granting the general mandate to issue new Shares and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under such general mandate to issue a maximum of 282,631,978 Shares representing 20% of the issued share capital of the Company as at the Latest Practicable Date.

Details of general mandate to issue Shares and the extension of such general mandate are respectively set out in Ordinary Resolutions nos.5 and 6 in the AGM Notice.

4. RE-ELECTION OF RETIRING DIRECTORS

The Board of Directors currently consists of eight Directors, namely Messrs. Philip Lau Sak Hong, Anthony Lau Sak Kai, Andy Lau Sak Yuk, Carol Lau Chu Lan, Peter Hon Sheung Tin, Norman Ho Hau Chong, Chan Chak Chung and Winston Calptor Chuck.

Pursuant to Bye-Law 77 of the Bye-Laws, Ms. Carol Lau Chu Lan, being newly appointed director, shall retire from office at the AGM and shall be eligible and offer herself for re-election.

Pursuant to Bye-Law 82 of the Bye-Laws, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin, Norman Ho Hau Chong shall retire from office by rotation at the AGM and shall be eligible and offer themselves for re-election.

Details of retiring Directors proposed for re-election at the AGM are set out in the Appendix II of this circular.

5. ANNUAL GENERAL MEETING

On pages 13 to 16 of this circular, you will find the AGM Notice which contains, inter alia, the Ordinary Resolutions to approve the Repurchase Proposal, the grant of general mandate to issue Shares and the extension of such general mandate and the re-election of retiring Directors.

6. VOTING BY WAY OF POLL

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the AGM will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7. ACTION TO BE TAKEN

A proxy form for use at the AGM is enclosed herein. Whether or not you intend to attend the AGM, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the head office and principal place of business of the Company, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the AGM. Completion and return of a proxy form will not preclude Shareholders from attending and voting at the AGM if they so wish.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal, general mandate to issue new Shares, extension of such general mandate to issue Shares and re-election of the retiring Directors are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions set out in the AGM Notice

By Order of the Board
Starlight International Holdings Limited
Lau Sak Hong, Philip
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,413,159,890 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and prior to the AGM, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 141,315,989 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and the Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the applicable laws of Bermuda. The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the profits that would otherwise be available for dividend or the proceeds of a fresh issue of shares made for the purpose. The amount of premium payable on repurchase may only be paid out of either the profits that would otherwise be available for dividend or out of the share premium or contributed surplus accounts of the Company.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st March, 2010 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date are as follows:–

	Highest *HK$*	**Lowest** *HK$*
July 2009	0.320	0.260
August 2009	0.395	0.295
September 2009	0.370	0.300
October 2009	0.320	0.270
November 2009	0.360	0.260
December 2009	0.350	0.243
January 2010	0.370	0.265
February 2010	0.325	0.270
March 2010	0.500	0.300
April 2010	0.520	0.335
May 2010	0.350	0.241
June 2010	0.247	0.183
July 2010 (up to and including the Latest Practicable Date)	0.202	0.145

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Proposal and in accordance with the Listing Rules, Bye-Laws and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules), have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

No connected person (as defined in the Listing Rules) have notified the Company that he has a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders and exercised by the Board.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

At the Latest Practicable Date, according to the register of substantial shareholders maintained by the Company pursuant to section 336 of the Securities and Futures Ordinance, Mr. Philip Lau Sak Hong and his associates, including companies and trust controlled by him, held on a beneficial basis 507,884,272 Shares representing 35.94% of the issued share capital of the Company. Based on such shareholdings and in the event that the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Resolution, the shareholdings of Mr. Philip Lau Sak Hong and his associates would be increased to approximately 39.93% of the issued share capital of the Company and an obligation to make a general offer by Mr. Philip Lau Sak Hong to shareholders under Rule 26 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations.

In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the retiring directors proposed to be re-elected at the AGM to be held on 24th September, 2010:–

Ms. Carol Lau Chu Lan, aged 61, has over 33 years of experience in financial management, business consultation, financial and regulatory auditing in Australia, Hong Kong and the United States. She graduated from Curtin University in Perth, Australia in 1975 with a Bachelor's degree in Accounting, and held a Master degree in computing at the Canberra University, Australia in 1980. Ms. Lau had been a Certified Public Accountant (CPA) in Australia and in the United States. She was formerly the Financial Controller of the Company from 1986-1988 and was President of a fully owned subsidiary of the Company in United States from 1990-1996.

Currently, Ms. Lau serves as an Interim Chief Financial Officer and Chairwoman of the Board of The Singing Machine Company, Inc., ("SMC") and serves as Chief Financial Officer of COSMO Communications Corporation ("COSMO"), which are subsidiaries of the Company. The SMC and COSMO both are registered as public listed companies in the United States. Save as disclosed above, she did not hold any directorship in other public listed company in the last three years and any position of the Company and other subsidiary company of the Company.

Ms. Lau is the sister of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi. They are respectively executive directors and senior management of the Company. Mr. Gary Atkinson is the son of Ms. Lau and is the senior management of SMC. Save as disclosed herein, Ms. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Ms. Lau has personal interests of 384,483 shares in the Company within the meaning of Part XV of SFO.

Ms. Lau is entitled to an annual remuneration package of HK$672,792 as Chief Financial Officer of the overseas subsidiaries of the Company. Such sum was determined with reference to market terms, her duties and responsibilities in the Group and the Group's remuneration policy. She may be entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Ms. Lau. She is not appointed for a specific term and is subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws. She will not receive a director fee for the year ended 31 March 2011.

Save as disclosed above, Ms. Lau has confirmed that there are no other matters that needs to be brought to the attention of the Shareholders in connection with her re-election and no other information should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Andy Lau Sak Yuk, aged 60, was appointed executive director of the Company on 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 38 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director of in a number of subsidiaries of the Group of the Company. Save as disclosed above, he does not held any position of the Company and other companies within the Group.

He is the brother of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chui Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi. They are respectively executive directors and senior management of the Company. Save as disclosed herein, Mr. Lau does not have any relationships with the Directors, senior management or substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lau has personal interests and corporate interests in 67,513,401 shares and 23,878,244 shares respectively, totalling 91,391,645 shares, representing in aggregate approximately 6.47% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

Mr. Lau is entitled to an annual remuneration package of HK$890,000. Such sum was determined by the Board with reference to market terms, his duties and responsibilities in the Group and the Group's remuneration policy. He is also entitled to a year end discretionary bonus determined by the Board at its absolute discretion having regard to the Company's performance and the marketing situation. There is no director's service contract entered into between the Company and Mr. Lau. He is not appointed for a specific term and is subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws. He is entitled to a director fee of not less than HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing marketing conditions and the shareholders' approval at an annual general meeting.

Save as disclosed above, Mr. Lau has confirmed that there are no other matters that need to be brought to the attention of the Shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Peter Hon Sheung Tin, aged 69, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practicing as a solicitor in Hong Kong for over 40 years. He retired as the Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He is a director of Starlight Industrial Holdings Limited and The Singing Machine Company, Inc. (a company listed on the stock exchange in USA) where both are subsidiaries of the Company. He resigned as an independent non-executive director of Automated Systems Holdings Limited, a company listed on the Stock Exchange in August, 2009. He is a member of audit committee and remuneration committee of the Company. Save as disclosed above, he did not hold any directorship in other public listed companies in the last three years and does not hold any position of a Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Hon has personal interests of 372,181 shares in the Company within the meaning of Part XV of SFO. He does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Hon is appointed for a term until 30th September, 2011 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the shareholders' approval at the Annual General Meeting. He is not entitled to any other emoluments including bonus.

Save as disclosed above, Mr. Hon has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

Mr. Norman Ho Hau Chong, aged 54, was appointed independent non-executive director of the Company on 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accounts. He has over 23 years of experience in management and property development.

He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company Limited, Shun Tak Holdings Limited and Vision Values Holdings Ltd (formerly known as New World Mobile Holdings Limited), all of which are listed on the Stock Exchange. Mr. Ho resigned as director of Taifook Securities Group Limited, a company listed on the Stock Exchange, on 1st July, 2009. Save as disclosed above, he did not hold any directorship in other public listed company in the last three years and any position of the Company and other companies within the Group.

As at the Latest Practicable Date, Mr. Ho did not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company and did not have any interest in Shares, within the meaning of Part XV of SFO.

Mr. Ho is appointed for a term until 30th September, 2011 and subject to retirement and re-election provisions in the Bye-Laws. He is entitled to have a director fee of HK$50,000 per annum which is subject to the approval of the Board by reference to the prevailing market conditions and the Shareholder's approval at the Annual General Meeting.

Save as disclosed above, Mr. Ho has confirmed that there are no other matters that need to be brought to the attention of the shareholders in connection with his re-election and no other information that should be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules.

In the opinions of the Directors, other than the aforesaid matters, there is no other matters need to be brought to the attention of the Shareholders in relation to the re-election of the above retiring directors.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Diamond and Jade Room, 2nd Floor, Crowne Plaza Hong Kong Causeway Bay, 8 Leighton Road, Causeway Bay, Hong Kong on Friday, 24th September, 2010 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2010 and the report of the directors and independent auditor's report.

2. To re-elect retiring Directors and to authorise the board of Directors to fix remuneration of Directors.

3. To re-appoint auditor and to authorise the board of Directors to fix remuneration of auditor.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

* *for identification purpose only*

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT**:–

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 4 and 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 4 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
Starlight International Holdings Limited
Lo Tai On
Secretary

Hong Kong, 30th July, 2010

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The retiring directors standing for re-election under item 2 are Ms. Carol Lau Chu Lan, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

4. Pursuant to rule 13.39 (4) of the listing rules of the Stock Exchange, all resolutions set out in this notice will be decided by poll at the meeting.

6. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**待召開本大會通告第4及第5項決議案獲通過後，擴大根據召開本大會通告第5項決議案授予本公司董事配發、發行及處理額外股份之一般授權，加入相當於本公司根據召開本大會通告第4項決議案授出之授權所購回本公司股本中股份之面值總額，惟所購回股份之面值總額，不得超過所述決議案獲通過當日本公司已發行股本面值總額之10%。」

承董事局命
升岡國際有限公司*
秘書
羅泰安

香港，二零一零年七月三十日

附註：

1. 凡有權出席大會，並於會上投票之本公司股東，均有權委任一名或以上受委代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署表格之授權書或其他授權文件(如有)或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓，方為有效。

3. 根據第2項擬重選連任之退任董事為劉翠蓮女士、劉錫澳先生、韓相田先生及何厚鏘先生。

4. 根據聯交所上市規則第13.39(4)條，本通告所載全部決議案須於會上以按股數投票方式表決。

* *僅供識別*

(d) 就本決議案而言，

「有關期間」指自本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日；及

「配售新股」乃指於本公司董事指定期間內，向於指定記錄日期名列本公司股東名冊之本公司股份持有人或本公司任何類別股份持有人（倘適用，有權獲提呈之本公司其他證券持有人），按其截至該日當時之持股（或，倘適用，該等其他證券）比例，提呈發售股份，或發行購股權、認股權證或附有權利認購本公司股份之其他證券，惟本公司董事有權就零碎配額或適用於本公司之任何地區法例或該等地區任何認可監管機構或任何證券交易所之規定的任何限制或責任，作出其認為必需或權宜之豁免或其他安排。」

(c) 就本決議案而言，「有關期間」指自本決議案獲通過當日起至下列最早發生時限止期間：

(i) 本公司下屆股東週年大會結束；

(ii) 任何百慕達適用法例或本公司之章程細則規定本公司須舉行下屆股東週年大會期限屆滿；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案所載授權之日。」

5. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(c)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授出可能需要行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間(定義見下文)作出或授出於有關期間結束後將或可能須行使該等權力之售股建議、協議及購股權(包括可轉換為本公司股份之債券、認股權證及債權證)；

(c) 本公司董事根據本決議案(a)段之批准而配發或同意有條件或無條件配發(不論根據購股權或其他方式)及發行之股本面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之20%，惟根據(i)配售新股(定義見下文)；(ii)根據本公司不時之章程細則發行股份代替股息；(iii)根據當時採納之任何購股權計劃或授出或發行股份或購買本公司股份權利之類似安排而發行股份；或(iv)根據本公司任何認股權證之條款行使認購或轉換權利而發行股份則除外，而上述批准亦須受此限制；及

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

股東週年大會通告

茲通告升岡國際有限公司*謹訂於二零一零年九月二十四日(星期五)下午三時正假座香港銅鑼灣禮頓道8號香港銅鑼灣皇冠假日酒店2樓Diamond廳及Jade廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零一零年三月三十一日止年度之財務報告與董事局報告及獨立核數師報告。

2. 重選退任董事及授權董事局釐定董事酬金。

3. 續聘核數師及授權董事局釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為本公司普通決議案：

普通決議案

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市並獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.10港元之股份，惟須根據及遵照所有適用法例及聯交所證券上市規則或任何其他證券交易所不時修訂之規定；

(b) 根據本決議案(a)段之批准，本公司董事獲授權購回之本公司股份面值總額，不得超過本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

* *僅供識別*

何厚鏘先生，54歲，彼於一九九八年十月一日獲委任為本公司獨立非執行董事。彼為本公司審核委員會成員。何先生持有英國University of Exeter文學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過23年管理及地產發展經驗。

何先生為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司及Vision Values Holdings Ltd(前稱新世界移動控股有限公司)之董事，該等公司均於聯交所上市。何先生於二零零九年七月一日辭任聯交所上市公司大福證券集團有限公司之董事。除上述披露者外，彼於過去三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，何先生與本公司董事、高級管理人員或主要或控股股東概無任何關係，亦無擁有證券及期貨條例第XV部所界定之任何股份權益。

何先生之任期直至二零一一年九月三十日為止，惟可根據章程細則退任及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，何先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

除上述事宜外，董事認為，並無其他有關上述退任董事重選連任而須知會股東之事宜。

韓相田先生，69歲，彼於一九八八年獲委任為本公司獨立非執行董事，其後於二零零四年九月二十八日重新委任為本公司非執行董事。現職為律師，於香港執業超過40年。彼於二零零八年四月一日辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼為Starlight Industrial Holdings Limited及美國證券交易所上市公司The Singing Machine Company, Inc.之董事，該兩間公司均為本公司之附屬公司。彼於二零零九年八月辭任聯交所之上市公司自動系統集團有限公司之獨立非執行董事。彼為本公司審核委員會及薪酬委員會成員。除上述披露者外，彼於過去三年並無出任其他上市公司董事職位，亦無出任本公司及本集團旗下其他公司之職位。

於最後實際可行日期，韓先生於本公司372,181股股份中擁有證券及期貨條例第XV部所界定之個人權益。韓先生與本公司董事、高級管理人員或主要或控股股東概無任何關係。

韓先生之任期直至二零一一年九月三十日為止，惟可根據章程細則退任及膺選連任。彼可獲每年50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。彼並無享有任何其他酬金，包括花紅。

除上述披露者外，韓先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

劉錫澳先生，60歲，於一九八九年九月二十六日獲委任為本公司執行董事，負責本集團之研究及發展，並已於本集團服務38年。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。除上述披露者外，彼並無出任本公司及本集團旗下其他公司之職位。

劉錫澳先生為劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄弟。彼等分別為本公司執行董事及高級管理人員。除本文披露者外，劉先生與本公司董事、高級管理人員或主要或控股股東概無任何關係。

於最後實際可行日期，劉先生分別於67,513,401股及23,878,244股股份中擁有證券及期貨條例第XV部所界定之個人權益及公司權益，合共為91,391,645股，佔本公司已發行股本約6.47%。

劉先生可獲年度酬金890,000港元，該金額乃董事局經參考市場條款、彼於本集團之職責及本集團之薪酬政策後釐定。彼另可獲由董事局經考慮本公司之表現及市況後全權酌情釐定之年終酌情花紅。本公司與劉先生並無訂立任何董事服務合約。彼亦無按固定任期獲委任，惟須根據本公司章程細則輪值告退及膺選連任。彼亦可獲每年不少於50,000港元之董事袍金，惟有關袍金須獲董事局經參考現行市況以及獲股東於股東週年大會上批准。

除上述披露者外，劉先生已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

以下為建議於二零一零年九月二十四日舉行之股東週年大會上重選連任之退任董事詳情：

劉翠蓮女士，61歲，於澳洲、香港及美國之財務管理、商業諮詢、財務及監管審計方面擁有逾33年經驗。劉女士於一九七五年畢業於澳洲柏斯Curtin University，持有會計學學士學位，並於一九八零年在澳洲堪培拉大學取得電腦碩士學位。劉女士曾為澳洲及美國執業會計師。劉女士於一九八六年至一九八八年期間擔任本公司財務總監，並於一九九零年至一九九六年期間擔任本公司於美國全資附屬公司之總裁。

劉女士現時為本公司附屬公司The Singing Machine Company, Inc.(「SMC」)之臨時財務總監及董事局主席，兼任COSMO Communications Corporation(「COSMO」)之財務總監。SMC與COSMO均為於美國註冊成立之上市公司。除上文披露者外，劉女士於過去三年並未出任其他上市公司董事，且於本公司及本公司其他附屬公司亦無擔任其他職位。

劉女士為劉錫康先生、劉錫淇先生、劉錫澳先生、劉錫鴻先生及劉錫海先生之胞姊妹。彼等各自均為本公司執行董事及高級管理人員。Gary Atkinson先生為劉女士之兒子，且為SMC之高級管理人員。除本通函披露者外，劉女士與本公司董事、高級管理人員或主要或控股股東概無任何關係。

於最後實際可行日期，劉女士於384,483股本公司股份(定義見證券及期貨條例第XV部)中擁有個人權益。

作為本公司海外附屬公司之財務總監，劉女士有權獲取672,792港元之年度酬金，該酬金經參考市場條款、彼於本集團之職責以及本集團薪酬政策而釐定。彼或可獲由董事局經考慮本公司表現及市況後全權酌情釐定之年終酌情花紅。本公司概無與劉女士訂立任何董事服務合約。彼之委任事宜並無固定年期，且須根據本公司之章程細則輪值告退及膺選連任。彼將不會收取截至二零一一年三月三十一日止年度之董事袍金。

除上述披露者外，劉女士已確認並無就彼重選一事而須知會股東之其他事宜，且亦無其他資料須按上市規則第13.51(2)(h)至(v)條予以披露。

6. 收購守則

倘根據購回建議行使權力購回股份導致股東於本公司之表決權比例權益有所增加，則該項增加就收購守則規則32而言，將被視為一項收購。因此，一名或一群一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則規則26提出強制性收購建議。

於最後實際可行日期，按照本公司根據證券及期貨條例第336條存置之主要股東登記冊所載，劉錫康先生及其聯繫人士，包括其所控制之公司及信託實益持有507,884,272股股份，相當於本公司已發行股本35.94%。按有關股權為基準計算，倘董事根據購回決議案全面行使購回股份之權力，則劉錫康先生及其聯繫人士之股權將增至佔本公司已發行股本約39.93%及劉錫康先生或須根據收購守則規則26向股東提出全面收購建議。董事目前無意於根據購回建議行使購回股份之權力將導致產生收購責任情況下行使該等權力。

倘購回建議獲全面行使，則公眾人士持有之股份數目將不會降至低於25%。

7. 本公司購回股份

於最後實際可行日期前六個月，本公司並無於聯交所或其他證券交易所購回任何股份。

4. 股份價格

股份在最後實際可行日期前十二個月，在聯交所買賣之每月最高及最低價格如下：

	最高 *港元*	最低 *港元*
二零零九年七月	0.320	0.260
二零零九年八月	0.395	0.295
二零零九年九月	0.370	0.300
二零零九年十月	0.320	0.270
二零零九年十一月	0.360	0.260
二零零九年十二月	0.350	0.243
二零一零年一月	0.370	0.265
二零一零年二月	0.325	0.270
二零一零年三月	0.500	0.300
二零一零年四月	0.520	0.335
二零一零年五月	0.350	0.241
二零一零年六月	0.247	0.183
二零一零年七月(截至及包括最後實際可行日期)	0.202	0.145

5. 承諾

董事已向聯交所作出承諾，彼等將遵照一切適用規定，行使本公司權力，根據購回建議及按照上市規則、章程細則及百慕達適用法例購回股份。

董事或彼等在作出一切合理查詢後所深知，彼等之任何聯繫人士(定義見上市規則)，目前均無意在購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份。

概無關連人士(定義見上市規則)知會本公司，表示目前有意於購回建議獲股東批准及獲董事局行使情況下向本公司或其附屬公司出售任何股份，亦無承諾不會出售任何股份。

本附錄旨在提供上市規則規定之說明函件，向　閣下提供所需資料，以供　閣下考慮批准購回最多佔本公司於購回決議案獲通過當日之已發行股本10%之股份之建議。

1. 股本

於最後實際可行日期，本公司已發行股本包括1,413,159,890股股份。

待購回決議案獲通過後，按於最後實際可行日期後及股東週年大會前並無進一步發行或購回任何股份為基準計算，本公司根據購回決議案將可購回最多達141,315,989股股份。

2. 購回之理由

董事認為，購回建議符合本公司及股東之最佳利益。視乎當時市況及融資安排而定，購回股份或會提高本公司之資產淨值及／或每股盈利，而董事僅會在彼等認為購回有利於本公司及股東之情況下，方會進行。

3. 購回之資金

在購回股份時，本公司僅可動用根據其組織章程大綱、章程細則及百慕達適用法例就此可合法動用之資金。公司法規定就購回股份而償還之資金金額，僅可從有關股份之已繳股本或本公司可用作股息分派之溢利或就購回發行新股之所得款項撥付。購回股份之應付溢價金額僅可從可用作股息分派之溢利或本公司之股份溢價賬或繳入盈餘賬撥付。

倘根據購回建議於建議購回期間任何時間悉數行使購回股份之權力，則可能對本公司之營運資金或資本負債比率(與截至二零一零年三月三十一日止年度之年報所載經審核賬目所披露狀況比較)造成不利影響。然而，倘於有關情況下，購回股份對董事不時認為適合本公司之營運資金需要或資本負債比率造成重大不利影響，則董事將不會建議根據購回建議行使權力購回股份。

5. 股東週年大會

股東週年大會之通告載於本通函第十三至十六頁，當中載有(其中包括)批准購回建議、授出發行股份之一般授權及擴大該一般授權及重選退任董事之普通決議案。

6. 按股數投票方式表決

根據上市規則第13.39(4)條，於股東週年大會上所有表決將以按股數投票方式進行表決，而本公司將按上市規則第13.39(5)條規定的方式公佈按股數投票方式表決結果。

7. 將予採取之行動

隨函附奉股東週年大會適用之代表委任表格。無論　閣下是否有意出席股東週年大會，務請盡快按照代表委任表格所列印之指示填妥及交回表格，並最遲須於股東週年大會指定舉行時間四十八小時前交回本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東仍可依願出席股東週年大會，並於會上投票。

8. 推薦意見

董事相信，購回建議、發行新股份之一般授權、擴大該一般授權以發行股份及重選退任董事均符合本公司及其股東之最佳利益。因此，董事建議全體股東投票贊成於股東週年大會通告所載之決議案。

此致

列位股東　台照

承董事局命
升岡國際有限公司*
主席
劉錫康

香港，二零一零年七月三十日

* *僅供識別*

2. 購回股份之一般授權

董事擬徵求 閣下批准將於股東週年大會提呈之購回決議案，有關詳情載於股東週年大會通告第4項普通決議案。根據購回決議案可購回股份之面值總額，最多達購回決議案獲通過當日已發行股本10%。按照上市規則規定就購回建議提供所需資料之説明函件載於本通函附錄一內。

3. 發行股份之一般授權

本公司將於股東週年大會提呈兩項普通決議案，分別授予董事一般授權，以配發、發行及處理不超過於決議案獲通過當日本公司已發行股本20%之股份，以及擴大董事就此獲授之一般授權，加入相當於本公司於授出購回股份之一般授權後所購回股份之面值總額，最多達購回決議案獲通過當日本公司已發行股本10%。

待通過普通決議案授出一般授權以發行新股份及根據於股東週年大會前不再發行或購回股份為基準，本公司根據有關一般授權可發行最多282,631,978股股份，相當於本公司於最後實際可行日期之已發行股本之20%。

發行股份之一般授權及擴大該一般授權之詳情分別載於股東週年大會通告第5及第6項普通決議案。

4. 重選退任董事

董事局現由八名董事組成，分別為劉錫康先生、劉錫淇先生、劉錫澳先生、劉翠蓮女士、韓相田先生、何厚鏘先生、陳澤仲先生及卓育賢先生。

根據章程細則第77條之規定，劉翠蓮女士為新委任董事，須於股東週年大會告退，而彼合資格且願意膺選連任。

根據章程細則第82條之規定，劉錫澳先生、韓相田先生及何厚鏘先生須於股東週年大會輪值告退，而彼等合資格且願意膺選連任。

有關建議於股東週年大會重選連任之退任董事詳情載於本通函附錄二。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

執行董事：
劉錫康*(主席)*
劉錫淇
劉錫澳
劉翠蓮

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

總辦事處及主要營業地點：
香港
香港仔大道232號
城都工業大廈
5樓

敬啟者：

有關購回股份及發行股份之
一般授權、
重選退任董事之建議
及
股東週年大會通告

1. 緒言

於二零零九年九月十八日舉行之本公司股東週年大會上，本公司向董事授出一般授權，以行使本公司權力購回股份以及配發、發行及處理股份。該項一般授權將於股東週年大會上失效。

本通函旨在向　閣下提供有關建議更新配發、發行及處理股份之一般授權、擴大該一般授權及購回股份之一般授權以及重選退任董事之資料，並徵求　閣下於股東週年大會上批准有關此等事項之決議案。

* *僅供識別*

「購回決議案」	指	股東週年大會通告第4項決議案所述擬提呈之普通決議案
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	香港特別行政區法定貨幣港元

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」或「股東週年大會」	指	本公司將於二零一零年九月二十四日(星期五)下午三時正假座香港銅鑼灣禮頓道8號香港銅鑼灣皇冠假日酒店2樓Diamond廳及Jade廳舉行之股東週年大會及／或其任何續會
「股東週年大會通告」	指	日期為二零一零年七月三十日，載列於本通函第十三至十六頁召開股東週年大會之通告
「董事局」	指	董事局
「章程細則」	指	本公司當時之章程細則
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	Starlight International Holdings Limited升岡國際有限公司*，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零一零年七月二十六日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「普通決議案」	指	股東週年大會通告所述擬提呈之普通決議案
「購回建議」	指	授予董事一般授權之建議，以於購回決議案所述期間行使本公司權力，購回最多達於購回決議案獲通過當日本公司已發行股本10%之股份

* *僅供識別*

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部**Starlight International Holdings Limited升岡國際有限公司***股份**售出或轉讓**，應立即將本通函及隨附代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED
升岡國際有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：485)

有關購回股份及發行股份之一般授權、重選退任董事之建議及股東週年大會通告

Starlight International Holdings Limited升岡國際有限公司*(「本公司」)謹訂於二零一零年九月二十四日(星期五)下午三時正假座香港銅鑼灣禮頓道8號香港銅鑼灣皇冠假日酒店2樓Diamond廳及Jade廳舉行股東週年大會，大會通告載於本通函第十三至十六頁。無論 閣下是否有意出席大會，務請盡快按照隨附代表委任表格所印列之指示填妥及交回表格，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處及主要營業地點，地址為香港香港仔大道232號城都工業大廈5樓。填妥及交回代表委任表格後，股東屆時仍可依願出席股東週年大會，並於會上投票。

香港，二零一零年七月三十日

* *僅供識別*

For Main Board and GEM listed issuers


HKEx
香港交易所

RECEIVED
2010 AUG 17 P 12:20

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 / 07 / 2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Starlight International Holdings Limited
Date Submitted: 03 / 08 / 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 485 Description : Ordinary shares

	No. of ordinary shares	Par value *(HK$)*	Authorised share capital *(HK$)*
Balance at close of preceding month	5,000,000,000	$0.10	$500,000,000
Increase/(decrease):	-	-	-
Balance at close of the month	5,000,000,000	$0.10	$500,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ______________________________

	No. of preference shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ______________________________

	No. of other classes of shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month (*State currency*) : **HK$500,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	785,088,828	N/A	N/A	N/A
Increase/ (decrease) during the month	628,071,062	N/A	N/A	N/A
Balance at close of the month	1,413,159,890	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. Share option scheme adopted on 12/09/2002						
Ordinary shares						
Exercise price:						
HK$0.1903	Nil	Nil	Nil	Nil	Nil	56,126,400
HK$0.31	Nil	Nil	Nil	Nil	Nil	9,354,400
HK$0.3549	Nil	Nil	Nil	Nil	Nil	1,028,984
HK$0.3677	Nil	Nil	Nil	Nil	Nil	187,088
HK$0.4126	Nil	Nil	Nil	Nil	Nil	14,031,600
(Note 1)						
2. Share option scheme adopted on 15/01/2008						
Ordinary shares						
Exercise price:						
HK$0.2228	Nil	Nil	Nil	Nil	Nil	701,580
HK$0.2053	Nil	Nil	Nil	Nil	Nil	1,618,311
HK$0.0855	Nil	Nil	Nil	Nil	Nil	2,338,600
(Note 1)						

3. N/A

(/ /)

shares

(Note 1)

Total A. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

4. N/A

(/ /)

Stock code (if listed)
Class of shares issuable *(Note 1)*
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

Total B. (Ordinary shares) N/A
(Preference shares) N/A
(Other class) N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price						

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
				Total C. (Ordinary shares)	N/A	
				(Preference shares)	N/A	
				(Other class)	N/A	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______
2. Open offer	At price : State currency HK$	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(21/07/10) (23/06/10)	628,071,062	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	
		Total E. (Ordinary shares)	628,071,062	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	628,071,062
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

The exercise price and number of new shares which may be issued pursuant to the share option scheme have been adjusted according to the open offer approved by shareholders on 23 June 2010.

Submitted by: Lo Tai On

Title: Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 485)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Starlight International Holdings Limited will be held at Diamond and Jade Room, 2nd Floor, Crowne Plaza Hong Kong Causeway Bay, 8 Leighton Road, Causeway Bay, Hong Kong on Friday, 24th September, 2010 at 3:00 p.m. for the following purpose:–

1. To receive and consider the financial statements for the year ended 31st March, 2010 and the report of the directors and independent auditor's report.

2. To re-elect retiring Directors and to authorise the board of Directors to fix remuneration of Directors.

3. To re-appoint auditor and to authorise the board of Directors to fix remuneration of auditor.

4. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:–

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

* *for identification purpose only*

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

    (i) the conclusion of the next annual general meeting of the Company;

    (ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

    (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:–

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda or the Bye-Laws of the Company to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares or issue of options, warrants or other securities giving right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company, or any class of shares of the Company, whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their holdings of such shares (or, where appropriate such other securities) as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolutions set out in items 4 and 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the Resolution set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution set out in item 4 of the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
Starlight International Holdings Limited
Lo Tai On
Secretary

Hong Kong, 30th July, 2010

Notes:–

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The retiring directors standing for re-election under item 2 are Ms. Carol Lau Chu Lan, Messrs. Andy Lau Sak Yuk, Peter Hon Sheung Tin and Norman Ho Hau Chong.

4. Pursuant to rule 13.39 (4) of the listing rules of the Stock Exchange, all resolutions set out in this notice will be decided by poll at the meeting.

As at the date of this announcement, the board of directors of the Company comprised Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and Ms. Carol Lau Chu Lan as executive directors; Mr. Peter Hon Sheung Tin as non-executive director and Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck as independent non-executive directors.